Dolly Varden Silver Corporation

Annual Information Form

For the year ended December 31, 2024

April 30, 2025

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FORWARD LOOKING STATEMENTS

Certain statements in this annual information form ("AIF") constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws. Such statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Dolly Varden Silver Corporation ("Dolly Varden" or the "Company"), or its mineral project, or industry results, to be materially different from any future results, expectations, performance or achievements expressed or implied by such forward-looking statements or forward-looking information. Such statements can be identified by the use of words such as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", "scheduled", "forecast", "predict" and other similar terminology, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. These statements reflect the Company's current expectations regarding future events, performance and results and speak only as of the date of this AIF.

Specific statements in this AIF that constitute forward-looking statements or forward-looking information include, but are not limited to: (i) the potential objectives of the Company's drilling programs, (ii) the Company's goals and plans with respect to social and community relationships in its area of operations, (iii) the potential benefits of the consolidation of the Dolly Varden Project and the Homestake Ridge Project into the Kitsault Valley Project; (iv) the prospective nature of the Kitsault Valley Project; (v) future operations of the Company and the Kitsault Valley Project; (vi) the planned amount and timing, as well as the degree of success of, any future exploration program including drilling programs, including the potential addition of mineral resources and the potential to upgrade exploration targets to mineral resources as a result of such exploration and drilling programs; (vii) the prospective receipt of permits, licences or approvals at any mineral project, including those necessary to commence development or mining operations; (viii) expected activities or results of exploration, development or mining operations at any mineral project;(ix) the impact on the Company of the Hecla Subscription Agreement; and (x) other statements that are not historical fact.

With respect to forward-looking statements or forward-looking information contained in this AIF, in making such statements or providing such information, the Company has made assumptions regarding, among other things: (i) the accuracy of the estimation of mineral resources; (ii) that exploration activities and studies will provide results that support anticipated development and extraction activities; (iii) that the Company will be able to obtain additional financing on satisfactory terms, including financing necessary to advance the development of the Kitsault Valley Project; (iv) that infrastructure anticipated to be developed or operated by third parties, including electrical generation and transmission capacity, will be developed and/or operated as currently anticipated; (v) that laws, rules and regulations are fairly and impartially observed and enforced; (vi) that the market prices for relevant commodities remain at levels that justify development and/or operation of the Kitsault Valley Project; (vii) general economic conditions; (viii) that labour disputes, surface rights disputes, access to property, flooding, ground instability, fire, failure of plant, equipment or processes to operate as anticipated and other risks of the mining industry will not be encountered; (ix) competitive conditions in the mining industry; (x) title to mineral properties; (xi) changes in laws, rules and regulations applicable to the Company; (xii) the cost and availability of key equipment and consumables required to continue the Company's operations; (xiii) the Company will realize the potential benefits of the consolidation of the Kitsault Valley project; and (xiv) that the Company will be able to obtain, maintain, renew or extend required permits.. All other assumptions used in this AIF constitute forward-looking information.

Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors discussed above and below and under "Risk Factors", as well as uncertainties including, among others: risks associated with the inherently speculative nature of the Company's business; the anticipated substantial future capital expenditures associated with exploration and development of the Company's assets and the availability of financing required to sustain the Company on terms acceptable to the Company; the uncertainty as to whether the Company will ever be able to successfully establish profitable mining operations; Fury Gold Mine's ability to exercise significant control over the Company; the Company's ability to compete in a competitive market; risks associated with the volatility of the prices of silver, gold and other metals; risks inherent in the commercial uncertainty of mineral resources; geological characteristics; unforeseen technological and engineering problems; metallurgical characteristics of the mineralization; the adequacy of infrastructure and rehabilitation or upgrade of existing infrastructure; the availability of equipment and facilities necessary to complete development; environmental risks related to exploration and mining operations and related regulations; the Company's ability to maintain good relationships with communities local to its projects; the exposure to various levels of political, economic and social risks; the reliance on key personnel or other roles that require specialized skills and knowledge; risks associated with working in remote regions; the availability and productivity of skilled labour; the potential for management of the Company to have interests that diverge from those of the Company; the Company's history of not paying dividends; the Company's ability to issue an unlimited number of Common Shares; the impacted of future sales of Common Shares by the Company; the impact that market activity could have on the trading price of our Common Shares; the impact that securities or industry analysts recommendations may have changes in laws or regulations; the regulation of the mining industry by various governmental agencies; the Company's title to its mineral projects; costs of land payments, royalties and work commitments; costs associated with land reclamation; the Company's limited operating history; the Company's ability to realize benefits from its corporate actions; the cost of consumables and mining equipment; the impact of climate change; litigation risks; interest rates; the impact of past and future public health crises; inflation; economic impacts caused by Russia's military invasion of Ukraine, the ongoing conflict between Israel and Hamas or other sources of global instability; the integrity of the Company's information technology systems; uncertainty in the global economy caused by the threat or imposition of tariffs; and market perception of junior mining companies. New risks may emerge from time to time and the importance of current factors may change from time to time and it is not possible for the Company to predict all such factors, changes in such factors and to assess in advance the impact of such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements contained in or incorporated by reference in this AIF.

Information concerning the interpretation of drill results also may be considered forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed. This AIF also contains references to estimates of mineral resources. The estimation of mineral resources is inherently uncertain and involves subjective judgments about many relevant factors. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates of mineral resources is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including estimated future production from the Kitsault Valley Project, the anticipated tonnages and grades that will be mined and the estimated level of recovery that will be realized), which may prove to be unreliable and depend, to a certain extent, upon the analysis of drilling results and statistical inferences that may ultimately prove to be inaccurate. Mineral resource estimates may have to be re-estimated based on, among other things: (i) fluctuations in silver, gold or other mineral prices; (ii) results of drilling; (iii) results of metallurgical testing and other studies; (iv) proposed mining operations, including dilution; (v) the evaluation of mine plans subsequent to the date of any estimates; and (vi) the possible failure to receive required permits, approvals and licences.

Although the forward-looking statements contained in this AIF are based upon what management of the Company believes are reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. The Company's actual results could differ materially from those anticipated in these forward-looking statements, as a result of, amongst others, those factors noted above and those listed under the heading "Risk Factors". These forward-looking statements are made as of the date of this AIF and are expressly qualified in their entirety by this cautionary statement. Subject to applicable securities laws, the Company assumes no obligation to update or revise the forward-looking statements contained herein to reflect events or circumstances occurring after the date of this AIF. Accordingly, readers should not place undue reliance on forward-looking information. These forward-looking statements are made as of the date of this AIF and are expressly qualified in their entirety by this cautionary statement. Subject to applicable Canadian securities laws, the Company assumes no obligation to update or revise the forward-looking statements contained herein to reflect events or circumstances occurring after the date of this AIF.

DEFINITIONS AND OTHER INFORMATION

Currency and Accounting Standards

Unless otherwise indicated, all references to "$", "C$" or "dollars" in this AIF refer to Canadian dollars, which is the Company's functional currency. Any references to "US$" in this AIF refer to United States dollars. All financial information of the Company presented herein are prepared in accordance with IFRS. Certain calculations included in tables and other figures in this AIF have been rounded for clarity of presentation.

Definitions

Certain terms are limited to one section of the AIF and are defined directly in the body of the AIF. Other terms are used throughout, and are defined as follows:

"Ancillary Rights Agreement" means the Ancillary Rights Agreement between Hecla and Dolly Varden dated September 4, 2012;

"Big Bulk Interest" has the meaning given to it under the heading "General Development of the Business - Year Ended December 31, 2023";

"Big Bulk Option Agreement" has the meaning given to it under the heading "General Development of the Business - Year Ended December 31, 2023";

"Big Bulk Property" has the meaning given to it under the heading "General Development of the Business - Year Ended December 31, 2023";

"BCBCA" means the Business Corporations Act (British Columbia);

"Board" means the board of directors of Dolly Varden;

"CIM" means the Canadian Institute of Mining & Metallurgy;

"Common Shares" means the common shares in the capital of Dolly Varden;

"December 2022 Agents" has the meaning given to it under the heading "General Development of the Business -Three Year History - Year Ended December 31, 2022";

"December 2022 Offering" has the meaning given to it under the heading "General Development of the Business -Three Year History - Year Ended December 31, 2022";

"Dolly Varden" or "Company" has the meaning given to it under the heading "Forward Looking Statements";

"Dolly Varden Project" means the Company's historic Dolly Varden silver and gold project near Alice Arm, British Columbia, that is now part of the Kitsault Valley Project;

"Consolidation" has the meaning given to it under the heading "General Development of the Business -Three Year History - Year Ended December 31, 2024 and subsequent";

"FT Shares" has the meaning given to it under the heading "General Development of the Business -Three Year History - Year Ended December 31, 2022";

"Fury" means Fury Gold Mines Ltd.;

"Hecla" means Hecla Canada Ltd.;

"Hecla Offering" has the meaning given to it under the heading "General Development of the Business -Three Year History - Year Ended December 31, 2023";

"Hecla Subscription Agreement" has the meaning given to it under the heading "General Development of the Business -Three Year History - Year Ended December 31, 2023";

"Homestake" means Homestake Resource Corporation, a direct wholly-owned subsidiary of Dolly Varden;

"Homestake Ridge Project" means the Company's historic Homestake Ridge gold project near Alice Arm, British Columbia, that is now part of the Kitsault Valley Project;

"Investor Rights Agreement" means the investor rights agreement between the Company and Fury dated February 25, 2022;

"Kitsault Valley Project" means the Company's Kitsault Valley silver-gold project near Alice Arm, British Columbia, that is the subject of the Kitsault Valley Technical Report;

"Kitsault Valley Technical Report" has the meaning given to it under the heading "Scientific and Technical Information";

"Libero" means Libero Copper & Gold Corporation;

"Libero Consideration" has the meaning given to it under the heading " General Development of the Business -Three Year History - Year Ended December 31, 2024 and subsequent ";

"March 2022 Agents" has the meaning given to it under the heading "General Development of the Business -Three Year History - Year Ended December 31, 2022";

"March 2022 Offering" has the meaning given to it under the heading "General Development of the Business -Three Year History - Year Ended December 31, 2022";

"March 2024 Offering" has the meaning given to it under the heading "General Development of the Business -Three Year History - Year Ended December 31, 2024 and subsequent";

"March 2024 Underwriters" has the meaning given to it under the heading "General Development of the Business -Three Year History - Year Ended December 31, 2024 and subsequent";

"MRE" means mineral resource estimate;

"NI 43-101" means National Instrument 43-101 - Standards of Disclosure for Mineral Projects;

"NI 51-102" means National Instrument 52-102 - Continuous Disclosure Obligations;

"NI 52-110" means National Instrument 52-110 - Audit Committees;

"NSR" means net smelter return;

"NYSE American" means the NYSE American LLC;

"Option Plan" means the 10% rolling stock option plan approved at the annual general and special meeting of shareholders on June 22, 2022;

"Qualified Person" means an individual who is a "Qualified Person" or "QP" within the meaning of NI 43-101;

"RSU Plan" means the rolling 10% restricted share unit plan approved by Dolly Varden's shareholders at the annual general and special meeting of shareholders on June 22, 2022;

"SEDAR+" means the System for Electronic Document Analysis and Retrieval operated by the securities regulatory authorities in each of the provinces and territories of Canada;

"September 2024 Offering" has the meaning given to it under the heading "General Development of the Business -Three Year History - Year Ended December 31, 2024 and Subsequent";

"Tax Act" means the Income Tax Act (Canada);

"TSXV" means the TSX Venture Exchange;

"VTEM" means Versatile Time Domain Electromagnetic; and

"U.S." or "United States" mean the United States of America, its territories or possessions, any state of the United States and the District of Columbia.

Scientific and Technical Information

The scientific and technical information with respect to the Kitsault Valley Project contained in this AIF is derived from the technical report titled "Technical Report on the Combined Kitsault Valley Project, British Columbia, Canada" with an effective date of September 28, 2022, authored by Andrew J. Turner, B.Sc., P. Geo. and Rachelle Hough, P. Geo. (the "Kitsault Valley Technical Report").

The technical information in this AIF has been updated with current information where applicable. The full texts of the Kitsault Valley Technical Report has been filed with Canadian securities regulatory authorities pursuant to NI 43-101 and are available for review under the Company's SEDAR+ profile at www.sedarplus.ca.

Robert van Egmond, Vice-President Exploration of the Company, has reviewed and approved the scientific and technical information in respect of the Kitsault Valley Project contained in this AIF, to ensure that the technical information contained in this AIF is an accurate summary of the original reports and data provided to or developed by the Company.  Mr. van Egmond is considered, by virtue of his education, experience and professional association, to be a Qualified Person for the purposes of NI 43-101. Mr. van Egmond is not independent of the Company within the meaning of NI 43-101.

Readers are reminded that the conclusions of the Kitsault Valley Report is preliminary in nature and may include inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Readers are further cautioned that mineral resources that are not mineral reserves do not have demonstrated economic viability.

Mineral Resources Estimates and Cautionary Note to United States Investors Concerning Mineral Resources Estimates

The mineral resource estimates contained in or incorporated by reference in this AIF were prepared in accordance with the requirements of Canadian securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral resource estimates included or incorporated by reference in this AIF have been prepared in accordance with NI 43-101. NI 43-101 is an instrument developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms "mineral resource", "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" are defined in accordance with the CIM standards for mineral resource estimation which were incorporated by reference in NI 43-101. As a foreign private issuer that files its Annual Report on Form 40-F with the SEC pursuant to the multijurisdictional disclosure system adopted by the United States and Canada, the Company is not required to prepare disclosure on its mineral projects under Regulation S-K 1300 (as described below) and instead prepares such disclosure in accordance with NI 43-101 and the CIM standards for mineral resource estimation.

The SEC has adopted amendments to modernize the property disclosure requirements for mining registrants, and related guidance, which are currently set forth in Regulation S-K 1300 under the U.S. Securities Act and the Securities Exchange Act of 1934 (the "U.S. Exchange Act"), as amended. Although Regulation S-K 1300 under the U.S. Exchange Act and NI 43-101 have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, they at times embody different approaches or definitions. Consequently, shareholders are cautioned that information prepared in accordance with NI 43-101 may not be comparable to similar information made public by companies subject to Regulation S-K 1300 and the other reporting and disclosure requirements under the U.S. federal securities laws.

Readers are also cautioned that while the SEC will now recognize mineral resource estimates, readers should not assume that all or any part of the mineralization that the Company may report as "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, readers are cautioned not to assume that any "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" that the Company reports are or will be economically or legally mineable. Further, "inferred mineral resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined economically or legally. Therefore, readers are also cautioned not to assume that all or any part of "inferred mineral resources" exist. In accordance with Canadian securities laws, estimates of "inferred mineral resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

Metric and Imperial Conversions

For ease of reference, the following factors for converting between metric and imperial measurements are provided:

From metric	To imperial	Multiply by	From imperial	To metric	Multiply by
Hectares	Acres	2.471	Acres	Hectares	0.405
Metres	Feet	3.281	Feet	Metres	0.305
Kilometres	Miles	0.621	Miles	Kilometres	1.609
Tones	Tons (2,000 lbs)	1.102	Tons (2,000 lbs)	Tones	0.907

CORPORATE STRUCTURE OF THE COMPANY

Name, Address and Incorporation

Dolly Varden Silver Corporation was amalgamated under the BCBCA on January 30, 2012. The Company's head office is located at 3123 - 595 Burrard St. Vancouver, BC V7X 1J1 Canada and its registered records office is located at Suite 1700, Park Place, 666 Burrard Street, Vancouver, BC, V6C 2X8. Dolly Varden's Common Shares are listed on the TSXV under the symbol "DV", on the NYSE American in the United States under the symbol "DVS", and on the Frankfurt Exchange under the symbol "DVQ".

Intercorporate Relationships

As of the date of this AIF, the Company holds a 100% direct or indirect interest in two subsidiaries. The following chart sets forth the relationship between the Company and its direct and indirect subsidiaries:

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

Dolly Varden is a mineral exploration company focused on exploration advancing the Kitsault Valley Project, which includes the Dolly Varden property and the Homestake Ridge property located in the Golden Triangle of British Columbia, Canada, 25km by road to tide water. The 163-square km Kitsault Valley Project hosts the high-grade silver and gold resources of Dolly Varden and Homestake Ridge along with the past-producing Dolly Varden and Torbrit silver mines. It is considered to be prospective for hosting further precious metal deposits, being on the same structural and stratigraphic belts that host numerous other, on trend, high-grade deposits, such as Eskay Creek and Brucejack. The Kitsault Valley Project also contains the Big Bulk property, which is prospective for porphyry and skarn style copper and gold mineralization, similar to other such deposits in the region (Red Mountain, KSM, Red Chris).

Three Year History

Year Ended December 31, 2022

On February 25, 2022, Dolly Varden acquired, through the acquisition of Homestake, a 100% interest in the Homestake Ridge Project, a gold-silver project located in the Golden Triangle, British Columbia, and adjacent to the Dolly Varden Project, in exchange for a $5 million cash payment and the issuance of  19,126,148 Common Shares to Fury. As a result of the transaction, Fury acquired approximately 32.88% of Dolly Varden's issued and outstanding Common Shares. On April 4, 2023, the Company published the Kitsault Valley Technical Report for the combined Dolly Varden Project and Homestake Ridge Project. The close proximity of the Homestake Project and Dolly Varden Project, combined with common infrastructure in the region, is expected to generate substantial co-development synergies for Kitsault Valley Project, as the respective deposits are advanced in combination.

The Form 51-102F4 business acquisition report of the Company dated May 10, 2022 in respect of this acquisition is available on the Company's SEDAR+ at www.sedarplus.ca.

On March 9, 2022, Dolly Varden issued 100,704 Common Shares to Haywood Securities Inc. pursuant to a financial advisory agreement between Haywood and the Company as described in the Company's management information circular dated January 24, 2022.

On March 31, 2022, Dolly Varden announced the completion of a best efforts brokered private placement pursuant to which the Company issued  2,818,600  Common Shares that qualify as "flow-through shares" as defined under the Tax Act (the "FT Shares") at a price of $4.08 per FT Share for gross proceeds of approximately $11.5 million (the "March 2022 Offering").  The March 2022 Offering was completed by Research Capital Corporation and Eventus Capital Corp., as co-lead agents and joint bookrunners, on behalf of a syndicate of agents including Haywood Securities Inc. and Gravitas Securities Inc. (collectively, the "March 2022 Agents"). In connection with the March 2022 Offering, the March 2022 Agents received an aggregate cash fee of 6.0% of the gross proceeds of the March 2022 Offering. Pursuant to the Ancillary Rights Agreement, Hecla exercised its anti-dilution right in respect of the issued and outstanding Common Shares after closing of the March 2022 Offering and acquired 447,125 Common Shares for additional gross proceeds of approximately $1.5 million.

On May 17, 2022 Dolly Varden announced the initiation of field activities on its Kitsault Valley Project.  Objectives of the 2022 program include: upgrading current inferred mineral resources to measured and indicated classification, expanding known deposits and discovering new silver and gold mineralization along the Kitsault Valley trend of multiple deposits and historic mines.

On July 13, 2022 Dolly Varden announced that Rob van Egmond, P.Geo has been appointed Vice President of Exploration.

On August 10, 2022 Dolly Varden announced significant results from drilling at the Kitsol Vein located near the historic Torbrit Mine on the Company's Kitsault Valley Project and highlighted the following from drill hole DV22-283:

  50.18m(~30.0m true width) averaging 414 g/t Ag
  Including 7.15m(4.29m true width) averaging 646 g/t Ag
  Including 11.74m(7.04m true width) averaging 658 g/t Ag
  Including 5.34m(3.20m true width) averaging 801 g/t Ag
  Drill hole DV22-283 is a 25m step-out along strike and down dip of high grade silver mineralization zone within the Kitsol Vein and suggests that thickness and grade of the Kitsol Vein is increasing at depth.

On September 13, 2022 Dolly Varden announced results from drilling at the Wolf Vein on the Company's Kitsault Valley Project, including step-out hole DV22-300 which returned a significant, high-grade silver intercept. Based on the grade and strength of the mineralizing system, the Company has prioritized continued step-out drilling at Wolf during for the remainder of the 2022 season. DV22-300 encountered a wide interval of multi-phase veins and breccia, intersecting 19.85m(13.90m true width) averaging 584 g/t Ag, 0.92 %Pb, 0.56% Zn and 0.19 g/t Au, with bonanza grade silver mineralization grading 4,326 g/t Ag, 4.21% Pb, 1.36% Zn and 1.00 g/t Au over 1.60m(1.12m true width) within a sulphide and silver sulphosalt matrix vein breccia in the main veined interval.

On November 7, 2022  Dolly Varden announced the results from drilling at the Torbrit Resources area, including infill and step-out drilling within the Kitsol Vein zone. It intersected 1.50m of 1,367 g/t AG within 12.51 meters Grading 442 g/t Ag at Kitsol Vein.

On November 21, 2022 Dolly Varden Silver announced that it has dramatically extended the limits of silver mineralization at the Wolf Vein through wide-spaced step-out drilling. Mineralization remains wide-open for expansion, with further assays pending from the 2022 season.  Highlights from exploration step-out drilling at Wolf include: DV22-311: 412 g/t Ag over 12.80 meters (5.38 meters true width) including 2.15 meters (0.90 meters true width) grading 1,646 g/t Ag, 2.38% Pb, 3.10% Zn and 0.10 g/t Au, and DV22-316: 551 g/t Ag over 9.80 meters (4.90 meters true width) including 3.60 meters (1.8m true width) grading 1,049 g/t Ag, 1.19% Pb and 0.29% Zn.

On November 29, 2022 Dolly Varden Silver announced drill results from its Homestake Ridge Project (as it was then called). Highlights from the drill results include:

  HR22-314: 4.27 g/t Au and 64 g/t Ag (5.10 g/t AuEq*) over 16.06 meters including 18.76 g/t Au and 193 g/t Ag (21.49 g/t AuEq*) over 3.08 meters
  HR22-322: 6.47 g/t Au and 27 g/t Ag (5.83 g/t AuEq*) over 6.00 meters
  HR22-325: 7.18g/t Au and 30 g/t Ag, 0.49% Cu (8.26 g/t AuEq*) over 10.00 meters including 20.20 g/t Au and 68 g/t Ag (21.13 g/t AuEq*) over 1.47 meters
  HR22-328: 27.44 g/t Au and 463 g/t Ag (33.34 g/t AuEq*) over 9.16 meters including 0.50 meters 216.00 g/t Au and 113 g/t Ag, 0.48% Cu (218.06 AuEq*) over 0.50 meters
  HR22-330: 5.68 g/t Au and 147 g/t Ag (7.48 g/t AuEq*) over 15.00 meters, including 54.10 g/t Au, 4,890 g/t Ag and 0.11% Cu (113.25 g/t AuEq*) over 0.39 meters
  HR22-337: 3.79 g/t Au and 2 g/t Ag (3.84 g/t AuEq*) over 21.00 meters including 11.15 g/t Au and 5.00 g/t Ag (11.22 AuEq*) over 2.00 meters
  HR22-339: 14.56 g/t Au and 4.00 g/t Ag (14.63 g/t AuEq*) over 2.50 meters

On December 22, 2022 Dolly Varden closed a brokered private placement offering (the "December 2022 Offering") for gross proceeds of approximately $20.7 million, including the full exercise of the agents' option, and also received $1.9 million from Hecla's pro-rata participation to maintain its 10.21% ownership on a fully diluted basis, for aggregate gross proceeds of $22.6 million to the Company. The Company issued: (i) 1,408,629 FT Shares at a price of $3.60 per FT Share; (ii) 3,721,175 FT Shares that were issued as part of a charity arrangement (the "Charity FT Shares") at a price of $4.20 per Charity FT Share; and (iii) 583,529 Common Shares to Hecla.  The December 2022 Offering was led by Research Capital Corporation and Eventus Capital Corp., as co-lead agents and joint bookrunners, on behalf of a syndicate of agents, including Haywood Securities Inc. (collectively, the "December 2022 Agents").  Pursuant to the Ancillary Rights Agreement, Hecla exercised its anti-dilution right in respect of the December 2022 Offering to acquire 583,529 Common Shares at a price per Common Share of $3.32 for gross proceeds of $1.9 million.

Year Ended December 31, 2023

On January 30, 2023 Dolly Varden announced drill results from its Homestake Ridge Project (as it was then called).  The objective of drilling during 2022 at the Homestake Main and Homestake Silver deposits was to expanded multiple, subparallel mineralized zones and to upgrade inferred mineral resources. A total of 41 holes for 10,472 meters were completed at the Homestake Main deposit, 12 holes for 6,076 meters were completed at the Homestake Silver deposit and 3 additional exploration holes for 1,900 meters were completed along the Homestake Ridge trend during the 2022 season. The results from Homestake Main are primarily infill drilling from areas of current inferred mineral resources and suggest that the higher-grade gold-silver shoots may be more extensive than previously interpreted.  Four of the drill holes at Homestake Main were drilled below the mineral resource domains to test for down dip extensions. Drill holes HR22-326, 329, 351 and 354 all intersected the structures that host gold mineralization below the resource.  The 2022 drilling at the Homestake Silver deposit area was a combination of step out holes below the primarily inferred mineral resource as well as some infill drilling designed to convert Inferred resources to Indicated classification. Six infill drill holes, HR22-340, 344, 349, 353, 358 and 361, were collared off three drill pads at the southern end of the deposit. The mineralization encountered in these holes is consistent with previous drilling.

On February 6, 2023 Dolly Varden announced final 2022 drill season results for the Kitsault Valley Project.  Results included the highest grade silver assay yet received from the Dolly Varden claim block, including the southwest Wolf Vein extension and East Wolf Vein offset.  Highlights from the Wolf Vein include Wolf Vein Northeast: DV22-329: 1,499 g/t Ag, 1.89% Pb, 0.46% Zn over 15.94 meters (8.77 meters estimated true width), including the highest grade silver assay reported from the project to date with coarse, native silver mineralization that returned 23,997 g/t Ag, 1.24% Pb, 0.34% Zn over 0.35 meters (0.19m estimated true width); Wolf Vein Southwest: DV22-320: 321 g/t Ag, 0.84% Pb, 0.84% Zn over 12.85 meters (6.81 meters estimated true width) including 664 g/t Ag, 1.24% Pb, 3.54% Zn over 1.63 meters (0.86 meters estimated true width).  Highlights from the Kitsol Vein and a new discovery at the Red Point target include: Kitsol Vein: DV22-323: 301 g/t Ag, 0.23 %Pb, 0.56% Zn over 15.00 meters (9.60 meters estimated true width) including 434 g/t Ag, 0.41% Pb, 0.69% Zn over 5.90 meters (3.78 meters estimated true width); Red Point: DV22-321: 8.10 g/t Au, 244 g/t Ag and 5.16% Cu over 1.00 meter; Red Point: DV22-322: 17.20 g/t Au and 1.65% Cu over 1.15 meters.

On April 4, 2023 Dolly Varden published the Kitsault Valley Technical Report, which combines Dolly Varden's previous Dolly Varden Project and Homestake Ridge Project into the consolidated Kitsault Valley Project.

On April 25, 2023, Dolly Varden filed its final short form base shelf prospectus allowing the Company to offer up to $50,000,000 of common shares, debt securities, subscription receipts, warrants and units comprised of one or more of the foregoing securities from time to time over a 25-month period.

On August 8, 2023, Dolly Varden announced its initial drill results from expansion drilling at Kitsol and Torbrit as part of its 2023 exploration program on the Company's 100% owned property in the Golden Triangle of British Columbia, and that a fifth drill was mobilized and the planned program expanded by approximately 10,000m to over 50,000 of drilling. Highlights from the Kitsol Vein in the Torbrit Deposit area include:

  DV23-334: 297 g/t Ag over 8.32 meters including 1,090 g/t Ag over 0.90 meters at Kitsol;
  DV23-336: 342 g/t Ag over 18.00 meters including 2,270 g/t Ag over 0.50 meters and 995 g/t Ag with 3.6% Pb over 0.60 meters at Kitsol;
  DV23-337: 496 g/t Ag over 9.57 meters including 1,100 g/t Ag over 0.73 meters at Kitsol; and

  DV23-348: 334 g/t Ag over 3.50 meters including 672 g/t Ag over 1.34 meters at Torbrit Main, south extension.'

(Intervals are core length; true widths vary from 64 to 87% of core length interval, assays are uncut)

On September 11, 2023, Dolly Varden announced drill results from the Wolf Vein, including drill hole DV23-368, a 75 meter step-out down plunge, which intersected 1,898 g/t Ag over 1.00 meters within 381 g/t Ag over 29.34 meters core length. Highlights from Wolf Vein include:

  DV23-368, Southwest Extension step-out: 381 g/t Ag, 0.46% Pb, 0.39% Zn over 29.34 meters (22.59 meters estimated true width), including 1,898 g/t Ag over 1.00 meter (0.77 meter estimated true width) from a 75m step-out;
  DV23-352, Southwest Extension: 246 g/t Ag over 18.07 meters (12.29 meters estimated true width) including 712 g/t Ag over 2.95 meters (2.01 meters estimated true width) and
  DV23-339: 287 g/t Ag. 0.35 g/t Au and 22.83% Pb over 2.65 meters (1.67 estimated true width). Five drills completed 43,000 meters of the expanded 55,000 meter drill program at the Dolly Varden and Homestake Ridge areas.

(Intervals are core length; true widths vary from 50 to 83% of core length interval, assays are uncut)

On October 30, 2023, Dolly Varden entered into a subscription agreement with Hecla (the "Hecla Subscription Agreement") by which Hecla agreed to subscribe for 3,846,154 common shares of the Company at a price of $2.60 per share for gross proceeds of $10 million (the "Hecla 2023 Offering"). On November 1, 2023, Dolly Varden completed the Hecla 2023 Offering. On completion of the Hecla 2023 Offering, Hecla increased its shareholding in the Company to 15.7% from 10.6%, calculated on an undiluted basis. Pursuant to the Hecla Subscription Agreement, Dolly Varden agreed not to pursue any further debt or equity financings for the remainder for 2023. Dolly Varden further agreed that between January 1, 2024 and September 1, 2024, without Hecla's prior consent, the Company may not complete any debt or equity financings other than equity financings for net proceeds to Dolly Varden of up to $15 million, provided that the issue price under such financing is greater than $0.65 per security. However, these restrictions do not capture customary exceptions, including issuances of securities related to Dolly Varden's equity-based incentive compensation, the exercise of existing convertible securities, and strategic transactions for non-cash consideration.

On November 6, 2023, Dolly Varden announced drill results from the Wolf Vein and Moose Vein.

Highlights from the Wolf Vein drilling include:

  DV23-375, Southwest Extension step-out: 461 g/t AgEq1 (296g/t Ag, 1.68% Pb, 3.01% Zn) over 26.99 meters, including 2,260 g/t AgEq1 (1,475g/t Ag, 10.65% Pb, 12.00% Zn) over 0.50 meter from an 81 meter step-out; and
  DV23-379, Southwest Extension infill: 287 g/t AgEq1 (247g/t Ag, 0.40% Pb, 0.73% Zn) over 18.21 meters, including 1,170g/t AgEq1 (1,125g/t Ag, 0.14% Pb, 1.09% Zn) over 0.50 meters.

(1AgEq is calculated using $US1650/oz Au, $US20/oz Ag, $US0.90/lb Pb and $US1.10/lb Zn, assays are uncut)

Highlights from initial drilling at the Moose Vein, located 1.5 kilometers from Wolf Vein within the 5.4 kilometer long belt of silver mineralization include:

  DV23-371: 712 g/t Ag over 1.00 meter within a 7.55 meters length interval averaging 269 g/t Ag.

(Reported intervals are drill core length; true widths vary from 50 to 85% of core length interval. The dip of the Wolf Vein at depth, and the Moose Vein have insufficient data to define accurate dip.)

On December 20, 2023, Dolly Varden entered into an agreement to acquire all of the interests of Libero in an option agreement (the "Big Bulk Option Agreement") to earn-in a 100% undivided interest (the "Big Bulk Interest") in the seven mineral claims making up 3,025 Ha in the Gold Triangle of British Columbia (the "Big Bulk Property"). Dolly Varden also entered into an amending agreement with LCT Holdings Inc., the owner of the Big Bulk Property and optionor under the Big Bulk Option Agreement, establishing the payments Dolly Varden must complete to earn-in the Big Bulk Interest.

Year Ended December 31, 2024 and Subsequent

On January 9, 2024, Dolly Varden issued 68,750 Common Shares to Libero as consideration for the acquisition of the Big Bulk Option Agreement (the "Libero Consideration"). Dolly Varden filed a prospectus supplement to Company's short form base shelf prospectus to qualify the distribution of the Libero Consideration, and entered into a further amending agreement to the Big Bulk Option Agreement clarifying that Dolly Varden may only elect to issue Common Shares to satisfy any option payments under the Big Bulk Option Agreement so long as the deemed price of the Common Shares at the time is at least $2.56.

On January 16, 2024, Dolly Varden announced its drill results from its 2023 program at the Homestake Silver deposit.

Highlights from Homestake Silver include:

  HR23-419: Mineralized envelope: 315 g/t AgEq2 (2.57 g/t Au and 102 g/t Ag) over 79.20 meters, including internal breccia vein intervals grading 1,508 g/t AgEq2 (9.53 g/t Au and 718 g/t Ag) over 9.22 meters length, 7,572 g/t AgEq2 (36.66 g/t Au and 4,533 g/t Ag) over 1.05 meters;
  HR23-416: Mineralized envelope: 357 g/t AgEq2 (1.74 g/t Au, 213 g/t Ag) over 93.95 meters length, including internal breccia vein intervals grading 2,802 g/t AgEq2 (11.80 g/t Au and 1,824 g/t Ag) over 9.16 meters length, 4,176 g/t AgEq2 (13.16 g/t Au and 3,085 g/t Ag) over 2.26 meters and 9,422 g/t AgEq2 (55.40 g/t Au and 4,830 g/t Ag) over 1.02 meters;
  HR23-415: Mineralized envelope: 630 g/t AgEq2 (5.11 g/t Au and 206 g/t Ag) over 22.80 meters, including internal breccia vein intervals grading 1,754 g/t AgEq2 (14.38 g/t Au and 562 g/t Ag) over 6.80 meters length, 4,617 g/t AgEq2 (43.40 g/t Au and 1,020 g/t Ag) over 0.88 meters;
  HR23-413: Mineralized envelope: 226 g/t AgEq2 (1.40 g/t Au and 110 g/t Ag) over 40.00 meters, including internal breccia vein intervals grading 668 g/t AgEq2 (3.05 g/t Au and 415 g/t Ag) over 3.96 meters, 1,998 g/t AgEq2 (6.49 g/t Au and 1,460 g/t Ag) over 0.63 meters;
  HR23-407: Mineralized envelope: 246 g/t AgEq2 (2.32 g/t Au and 54 g/t Ag) over 55.90 meters length, including internal breccia vein intervals grading 932 g/t AgEq2 (8.94 g/t Au and 191 g/t Ag) over 10.72 meters length, 2,149 g/t AgEq2 (24.38 g/t Au and 129 g/t Ag) over 0.57 meters and 1,883 g/t AgEq2 (17.78 g/t Au and 410 g/t Ag) over 2.20 meters; and
  HR23-411: Expansion step out hole to the southeast; 445 g/t AgEq2 (0.91 g/t Au and 369 g/t Ag) over 10.55 meters including 2,068 g/t AgEq2 (1.73 g/t Au and 1,925 g/t Ag) over 0.55 meters.

(2AuEq and AgEq are calculated using only the two precious metal components at $US1650/oz Au, $US20/oz Ag, Assays are not capped)

(Estimated true widths vary depending on intersection angles and range from 65% to 85% of core lengths, further modelling of the new interpretation is needed before true widths can be calculated)

On February 12, 2024, the Company announced 2023 step-out drilling at the Homestake Ridge property intersected a new gold-rich zone, to the northwest from the Homestake Silver Deposit.

Highlights of Homestake Silver step-outs to the northwest include: (intervals shown are core length3)

  HR23-389: 79.49 g/t Au and 60 g/t Ag (80.21 g/t AuEq4) over 12.45 meters including 1,335 g/t Au5 and 781 g/t Ag (1,344.42 g/t AuEq4) over 0.68 meters within a broad mineralized zone grading 15.26 g/t Au and 20.05 g/t Ag (15.50 g/t AuEq4) over 66.50 meters.
  HR23-399: 43.10 g/t Au and 66 g/t Ag (43.90 g/t AuEq4) over 1.01 meters and 40.33 g/t Au and 418 g/t Ag (45.37 g/t AuEq4) over 1.75 meters within a broad mineralized zone grading 2.68 g/t Au and 20 g/t Ag (2.92 g/t AuEq4) over 57.70 meters.
  HR23-410: 10.17 g/t Au over 6.61 meters including 50.70 g/t Au over 0.62 meters.

Highlights from Homestake Main infill drilling below high-grade plunge include: (intervals shown are core length3)

  HR23-374: 22.60 g/t Au over 0.67 meters, 18.75 g/t Au over 2.00 meters and 10.15 g/t Au over 1.00 meter in separate vein breccias included in a wider mineralized envelope grading 1.22 g/t Au and 1.90 g/t Ag (1.24 g/t AuEq4) over 83.51 meters.
  HR23-386: 18.14 g/t Au and 30 g/t Ag (18.51 g/t AuEq4) over 2.50 meters including 69.9 g/t Au and 42 g/t Ag (70.41 g/t AuEq4) over 0.50 meters.
  HR23-390: 129.00 g/t Au and 218 g/t Ag (131.63 g/t AuEq4) over 0.50 meters in a vein breccia included in a wider mineralized envelope grading 1.92 g/t Au and 3.58 g/t Ag (1.96 g/t AuEq4) over 50.30 meters.

(3Estimated true widths vary depending on intersection angles and range from 50% to 85% of core lengths.)

(4AuEq and AgEq are calculated using $US1650/oz Au, $US20/oz Ag)

(5Determined using metallic screen fire assay on 1.0 kg split)

On March 26, 2024, the Company closed a bought deal public offering of 3,571,425 Charity FT Shares at a price of $4.20 per Charity FT Share for gross proceeds of $14,999,985 (the "March 2024 Offering").  In connection with the Offering, the Company entered into an underwriting agreement with Research Capital Corporation, as the sole bookrunner and co-lead underwriter, and together with Haywood Securities Inc. as co-lead underwriters, on behalf of a syndicate of underwriters, including Raymond James Ltd (the "March 2024 Underwriters").

On April 23, 2024. Dolly Varden announced plans for the 2024 exploration drilling program at the Kitsault Valley Project. The drill program was split approximately 50/50 between the Dolly Varden Property and the Homestake Ridge Property, with an overall project split of 1/3 to Homestake Silver deposit area, 1/3 to Wolf deposit area and 1/3 to project wide exploration targets with new discovery potential. The focus will be on following up on new discoveries as well as stepping out from wide, higher-grade intercepts from the 2023 drilling, particularly at the Homestake Silver and Wolf deposits.

On May 21, 2024, Dolly Varden announced that it had started its 2024 exploration drill program with three drill rigs testing exploration targets at Moose Vein, Chance Vein and the North Star Deposit step out.

On June 19, 2024, Dolly Varden announced the first drill results from its 2024 exploration drill program intersecting high-grade silver mineralization at the Moose and Chance Veins within the Kitsault Valley Project.

Highlights from this Kitsault Valley Project drill program include (intervals shown are core length6):

  DV24-387: 977 g/t Ag over 5.00 meters, including 3,670 g/t Ag over 0.79 meters
  DV24-388: 206 g/t over 23.03 meters, including 597 g/t Ag over 1.40 meters and 749 g/t Ag over 0.50 meters

(6Estimated true widths vary depending on intersection angles and range from 60% to 70% of core lengths, further modelling of the new intersections is needed before true widths can be estimated.)

On August 12, 2024, Dolly Varden announced the first results from the Wolf Vein step-out directional drilling, where high grade silver mineralization was intersected in a 40-meter southwest step-out, grading 1,091 g/t Ag over 9.38 meters, with significant base metal grades, resulting in the following highlight (intervals shown are core length7):

  DV24-404: 1,091 g/t Ag, 1.35% Pb and 1.40% Zn over 9.38 meters, including 2,505 g/t Ag, 3.42% Pb and 2.88% Zn over 1.63 meters.

(7Estimated true widths vary depending on intersection angles and range from 60% to 70% of core lengths, further modelling of the new intersections is needed before true widths can be estimated.)

On August 19, 2024, the Company announced results from the Wolf Vein step-out directional drilling.  Drill hole DV24-412 grades 606 g/t Ag over 16.20 meters on a 45m step-out from 2023 drilling and 31m below DV24-404 (previously released August 12, 2024).  Wolf Vein Step-out8

  DV24-412:  606 g/t Ag, 0.61% Pb and 1.43% Zn over 16.20 meters, including 868 g/t Ag, 0.18% Pb and 0.88% Zn over 2.27 meters.
  DV24-414:  771g/t Ag, 2.93% Pb and 2.29% Zn over 3.77 meters, including 1,065 g/t Ag, 4.64% Pb and 3.48% Zn over 2.26 meters.

(8intervals shown are core length. Estimated true widths vary depending on intersection angles and range from 60% to 70% of core lengths, further modelling of the new intersections is needed before true widths can be estimated.)

On September 4, 2024 and September 27, 2024 the Company closed two tranches of a bought deal public offering of 4,140,000 Charity FT Shares at a price of $5.00 per Charity FT Share for gross proceeds of $20,700,000 and 2,875,000 Common Shares at a price of $4.00 per common share for gross proceeds of $11,500,000 respectively (the "September 2024 Offering").  In connection with the September 2024 Offering, the Company entered into an underwriting agreement with Research Capital Corporation, as the sole bookrunner and co-lead underwriter, and together with Haywood Securities Inc. as co-lead underwriters, on behalf of a syndicate of underwriters, including Raymond James Ltd (the "September 2024 Underwriters").

On September 9, 2024, Dolly Varden announced results from the Wolf Vein high-grade silver plunge expansion directional drilling. Drill hole DV24-416, averaged 654 g/t Ag, 0.47% Pb and 0.57% Zn over 21.48 meters and drill hole DV24-408, averaged 513g/t Ag, 2.95% Pb and 1.82% Zn over 27.19 meters. Highlights included9:

  DV24-416: 654g/t Ag, 0.47% Pb and 0.57% Zn over 21.48 meters, including 1,000 g/t Ag, 0.11 g/t Au, 0.62% Pb and 0.64% Zn over 7.70 meters.
  DV24-408: 513 g/t Ag, 2.95% Pb and 1.82% Zn over 27.19 meters, including 2,520 g/t Ag, 0.34 g/t Au, 0.18% Pb and 0.88% Zn over 2.80 meters

(9intervals shown are core length. Estimated true widths vary depending on intersection angles and range from 55%to 70%of core lengths, further modelling of the new intersections is needed before true widths can be estimated)

On November 4, 2024, Dolly Varden announced drilled results from its 2024 program at the Homestake Silver deposit in BC's Golden Triangle. Highlights from the Homestake Silver deposit included10:

  HR24-432: Mineralized envelope including veins: 8.85 g/t Au and 5 g/t Ag over 48.23 meters, including an internal zone of stronger breccia vein intervals grading 29.24 g/t Au and 16 g/t Ag over 13.94 meters, including one breccia vein grading 701 g/t Au and 184 g/t Ag over 0.54 meters.
  HR24-435: Mineralized envelope including veins: 4.64 g/t Au and 38 g/t Ag over 100.80 meters, including an internal interval of stronger breccia vein mineralization grading 12.23 g/t Au and 84 g/t Ag over 34.93 meters. High grade breccia veins include 166 g/t Au and 675 g/t Ag over 0.97 meters.
  HR24-442: Vein breccia zone: 4.58 g/t Au over 9.95 meters including 14.96 g/t Au over 1.69 meters.

(10intervals shown are core length; Estimated true widths vary depending on intersection angles and range from70%to 85%of core lengths, further modelling of the new interpretation is needed before true widths can be calculated; Assay results reported are uncapped)

On January 7, 2025, Dolly Varden announced infill, step-out and resource expansion drilling results from the Wolf Vein. Drill hole DV24-421 is a significant 120 meter step-out down the plunge of the high grade silver zone and intersected 379 g/t Ag, 0.64% Pb and 0.66% Zn over 21.69 meters. Highlights included11:

  DV24-421 - 120m step-out: 379g/t Ag, 0.64% Pb and 0.66% Zn over 21.69 meters, including 1,804 g/t Ag, 4.36% Pb and 3.10% Zn over 1.67 meters.

  DV24-406 - infill: 465 g/t Ag, 0.49% Pb and 0.22% Zn over 7.67 meters, including 1,416 g/t Ag, 1.56% Pb and 0.51% Zn with 0.24 g/t Au over 1.00 meters.
  DV24-413 - lower extension: 374g/t Ag, 0.54% Pb and 0.82% Zn over 9.70 meters, including 975 g/t Ag, 0.36% Pb and 2.28% Zn over 2.30 meters. Individual Pb/Zn veins in the footwall to the main Wolf Vein graded 130 g/t Ag, 2.48% Pb, 14.65% Zn over a length of 2.07 meters.
  DV24-415 - upper extension: 357 g/t Ag, 0.52% Pb and 0.41% Zn over 9.17 meters, including 2,034 g/t Ag, 3.47% Pb and 0.18% Zn over 1.15 meters.

(11intervals shown are core length. Estimated true widths vary depending on intersection angles and range from55%to 70%of core lengths, further modelling of the new intersections is needed before true widths can be estimated)

On February 3, 2025, Dolly Varden announced drill results from its 2024 program at the Homestake Silver deposit and exploration drilling at the Homestake Ridge Property in BC's Golden Triangle. Highlights from the Homestake Silver Deposit Area included12:

  HR24-431: Step out to north: 21.55 g/t Au and 27 g/t Ag over 8.72 meters, including 47.92 g/t Au and 58 g/t Ag over 3.74 meters and including 91.1 g/t Au and 114 g/t Ag over 0.51 meters
  HR24-433: Step out on new eastern lens: 35.05 g/t Au and 114 g/t Ag over 2.32 meters, including 74.7 g/t Au and 297 g/t Ag over 0.72 meters within 29.50 meters of 3.48 g/t Au and 13 g/t Ag
  HR24-437: South end infill: 5.54 g/t Au and 97 g/t Ag over 10.20 meters, including 21.34 g/t Au and 384 g/t Ag over 2.40 meters, including 42.10 g/t Au and 1,135 g/t Ag over 0.77 meters
  HR24-438: South end infill: 4.48 g/t Au and 16 g/t Ag over 14.33 meters, including 29.17 g/t Au and 59 g/t Ag over 1.62 meters
  HR24-439: Step out 170 meter down dip: 1.56 g/t Au and 5 g/t Ag over 28.9 meters including 9.55 g/t Au and 32 g/t Ag over 0.50 meters and 12.15 g/t Au and 14 g/t Ag over 1.00 meter
  HR24-448: infill hole, 91.20 meters grading 1.88 g/t Au and 3 g/t Ag, including 13.90 g/t Au and 6 g/t Ag over 0.74 m, 21.70 g/t Au and 5 g/t Ag over 0.57 meters and 36.10 g/t Au and 12 g/t Ag over 1.00 meter as well as silver dominant intercepts including 1.10 g/t Au and 786 g/t Ag over 0.91 meters and 0.31g/t Au and 571 g/t Ag over 0.82 meters

(12intervals shown are core length; Estimated true widths vary depending on intersection angles and range from 55% to 75% of core lengths, further modelling of the new interpretation is needed before true widths can be calculated; Assay results reported are uncapped)

On April 2, 2025, Dolly Varden announced it applied to list its issued and outstanding Common Shares on the NYSE American. Dolly Varden also announced on April 2, 2025 that in connection with the NYSE American listing, it would proceed with a 4:1 consolidation of its Common Shares (the "Consolidation"). Effective as of April 7, 2025, the Company implemented the Consolidation. The Consolidation acted to reduce the number of issued and outstanding Common Shares from 318,077,469 on a pre-Consolidation basis to approximately 79,519,464 on a post-Consolidation basis.

On April 15, 2025, the Company further announced that it received approval to be listed on the NYSE American and on April 21, 2025, the Common Shares began trading on the NYSE American under the symbol "DVS".

DESCRIPTION OF THE BUSINESS

Dolly Varden's mineral exploration efforts are focused in the Golden Triangle region of northwestern British Columbia. The Company holds a 100% interest in the Kitsault Valley Project (the combined Homestake Ridge Project and Dolly Varden Project), among the largest high-grade, undeveloped precious metal assets in Western Canada with a combined mineral resource base of 34.7 million ounces of silver and 166,000 ounces of gold, both in the indicated category, and 29.2 million ounces of silver and 817,000 ounces of gold, both in the Inferred category (see "Table 4.1" in the AIF for details regarding the mineral resource base at the Kitsault Valley Project, including tonnes and grade for each category). The Company also holds the nearby Big Bulk copper-gold property. These projects are considered to be highly prospective for hosting high-grade precious metal deposits.

Production and Operations

At present, the Kitsault Valley Project and the nearby Big Bulk copper-gold property are all considered exploration stage projects, and consequently have no current operating income, cash flow or revenues. There is no assurance that commercially viable mineral deposits exist on any of the Company's properties.

Specialized Skills, Knowledge and Employees

All aspects of the business of the Company require specialized skills and knowledge. Such skills and knowledge include the areas of geology, drilling, logistical planning, geophysics, metallurgy and mineral processing, implementation of exploration programs, mine construction, mine operation and accounting. Dolly Varden retains executive officers, employees and consultants with relevant experience in mining, geology, exploration, development, corporate governance and accounting experience.

During the year ended December 31, 2024, Dolly Varden had four full time employees on the exploration team, two other senior officers and two key part time technical consultants.  During the exploration program, the Company also engaged seasonal employees and sub-contractors to assist with geological and exploration work.

Competitive Conditions

As a mineral exploration and development company with a focus in the Golden Triangle region of northwestern British Columbia, the Company may compete with other entities, the majority of which have greater financial resources than the Company, in the mineral exploration and development business in various aspects of the business including: (a) seeking out and acquiring mineral exploration and development properties; (b) obtaining the resources necessary to identify and evaluate mineral properties and to conduct exploration and development activities on such properties; and (c) raising the capital necessary to fund its operations. The mining industry is intensely competitive in all its phases, and the Company may compete with other companies that have greater financial resources and technical facilities. The ability of the Company to acquire and retain mineral properties in the future will depend on its success with its existing properties, its success in identifying and staking additional mineral properties, its ability to enter into future earn-in, joint venture, royalty and similar agreements and its ability to obtain additional financing to fund further exploration activities. Competition could adversely affect the Company's ability to acquire suitable properties or prospects in the future, retain staff members or to raise the capital necessary to continue with operations.

Components

Over the past several years, increased mineral exploration activity on a global scale has made some services difficult to procure, particularly skilled and experienced contract drilling personnel. It is possible that delays or increased costs may be experienced in order to proceed with drilling activities during the current period. Such delays could significantly affect the Company if, for example, commodity prices fall significantly, thereby reducing the opportunity the Company may have had to develop a particular project had such tests been completed in a timely manner before the fall of such prices. In addition, assay labs are often significantly backlogged, thus significantly increasing the time that the Company waits for assay results. Such delays can slow down work programs, thus increasing field expenses or other costs.

Cycles and Seasonality

The Company is an exploration-stage mining company. At this time, issues of seasonality or market fluctuations have a minor impact on the expenditure patterns, although the majority of exploration costs are incurred in the months of May through October due to seasonal weather constraints. The mineral exploration business is subject to mineral price cycles. The marketability of minerals and mineral concentrates and the ability to finance the Company's ongoing mineral exploration activities on favourable terms will also be affected by worldwide economic cycles.

Environmental Protection

All aspects of the Company's field operations are subject to environmental regulations and generally require approval by appropriate regulatory authorities prior to commencement. Any failure to comply could result in fines and penalties. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties.

Dolly Varden is committed to sound environmental management. It is the intent of the Company to conduct itself in partnership with the environment and community at large as a responsible and caring corporate citizen. The Company is committed to managing all phases of its business in a manner that minimizes any adverse effects of its operations on the environment.

Social and Environmental Policies

The Company is working towards being "of" the Community, not just "in" the Community. We are strongly committed to building long-lasting, sustainable, respectful, trusting and mutually beneficial relationships with our host and neighbouring Indigenous communities. We are also active and collaborative with greater Alice Arm area businesses in an effort to support the community when possible.

The Company recognizes that early stakeholder engagement represents a critical step in building long term value in its projects and programs. We work to have positive and constructive interactions with, serve and manage the expectations of, and clearly communicate with, local stakeholders regarding our work plans and our commitment to the area. Stakeholder engagement is an ongoing process, and frequent and timely communications are maintained throughout the timelines of the Company's projects.

Dolly Varden's Environmental Policy aims to minimize the environmental impacts of its work and to ensure the safety and security of all stakeholders. To achieve this:

  We strive to eliminate, mitigate or remediate the environmental impacts of our activities.
  We work with the appropriate authorities if archaeological artifacts and/or sites are discovered during the course of exploration activities.
  We aim to improve the efficiency with which we use raw materials, energy and natural resources.
  We aim to prevent and contain harmful emissions and spills to air, water and land.
  We aim to avoid net losses or degradation of natural habitats, biodiversity and landscape functions.
  We aim to reduce wastes and the toxicity of our wastes.
  We implement procedures to ensure the safe handling, storage, and transport of any hazardous material.
  We do not knowingly conduct any exploration or operations which would result in net destruction or significant degradation of a critical natural habitat.

Dolly Varden's directors and all employees, including senior management aims to conduct themselves in accordance with the highest moral and ethical standards.  The Company is committed to ensuring a fair workplace for employees as well as contractors with whom they do business. The Company has an Open-Door Policy to encourage honest and direct communication to resolve issues and concerns in an expeditious manner. The Company also has Whistleblower Policy that provides an alternative and anonymous method of reporting suspected compliance violations, unlawful or unethical behaviour, or fraud.

The Company is dedicated to the preservation of basic rights and human dignity in our workplace and beyond. It recognizes that human rights are an essential component of their business. The Company supports internationally recognized human rights principles that promote and protect human rights.  The Company maintains a safe workplace based on mutual respect, fairness and integrity.

THE KITSAULT VALLEY PROJECT

Source of Information and Data

The following is a summary of the Technical Report on the Combined Kitsault Valley Project, British Columbia, Canada, dated effective September 28, 2022, signed March 23, 2023 and authored by Andrew J. Turner, B.Sc., P. Geo. and Rachelle Hough, P. Geo. The tables and figures have been extracted from the Kitsault Valley Technical Report; however, table numbers and figure numbers have been updated for this summary. Capitalized terms used in the summary below but not defined herein have the meanings given to those terms in the Kitsault Valley Technical Report. The information below was prepared based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Kitsault Valley Technical Report, which is available in its entirety on SEDAR+ at www.sedarplus.ca and readers should review it in its entirety for a full description of the Kitsault Valley Project.

Property Description, Location and Access

The Kitsault Valley Project is located near the central west coast of British Columbia, approximately 39 km southeast of Stewart and 27 km north of Alice Arm, BC. The Kitsault Valley Project sits within National Topographic System Sheets 102P13, 103P11, 103P12, 103P13 and 103P14 in the Skeena Mining District and Cassiar Land District.

Primary access to the Kitsault Valley Project is via helicopter from the towns of Alice Arm, Kitsault or Stewart. Overland vehicle access from Terrace, BC, to Kitsault can be gained via the Nisga'a Highway (Highway 113) to the termination of the Kitsault Mine Road (total road length of 167 km). The historical mining town of Kitsault is located on the Alice Arm of the Observatory Inlet, which can be crossed via boat/barge to the historical town of Alice Arm. Once in Alice Arm, the Kitsault Valley Road runs along the Kitsault River and follows an old rail bed that was constructed to service the Dolly Varden mine. The towns of Alice Arm and Kitsault can also be accessed from Prince Rupert, BC, by privately contracted seaplane or boat/barge.

The Kitsault Valley Project encompasses 7 mineral leases, 75 mineral claims and 57 crown granted mineral claims listed in Tables 1.1, 1.2 and 1.3, respectively. The Kitsault Valley Project area totals 15,311.01 square hectares, with non-owned land removed.

The detail of the mineral leases, crown grants and mineral claims, comprising the Kitsault Valley Project, are presented in Figures 1.1 and 1.2. It should be noted that the mineral leases listed in Table 1.1 below are 30-year leases with expiry dates as shown. The leases are maintained with the payment of annual rentals fees equivalent to $20/ha, with the total annual lease rental cost of $3,667.80. A renewal application has been submitted to the Mining Recorder by Dolly Varden for all seven (7) of the Kitsault Valley Project's mineral leases (as listed in Table 1.1, below), including lease 254579, which is currently exempt from expiry by the Mining Recorder while it is in application (1).

Table 1.1. Kitsault Valley Project mineral leases.

Tenure Number	30 Year Expiry Dates	Registered Owner (100%)	Area (ha)	Annual Rental Costs
254534	July 6, 2023	Dolly Varden	53.31	$1,066.20
254535	February 4, 2024	Dolly Varden	8.73	$174.60
254536	April 5, 2024	Dolly Varden	37.2	$744.00
254537	April 5, 2024	Dolly Varden	11.89	$237.80
254538	April 5, 2024	Dolly Varden	17.28	$345.60
254542	July 8, 2024	Dolly Varden	41	$820.00
254579(1)	October 15,2022	Dolly Varden	13.98	$279.60

Table 1.2. Kitsault Valley Project mineral claims.

Tenure Number	Good to Date	Claim Name	Area (ha)	Claim Block
383279	2028/MAY/03	TIGER 2	500.0	Dolly Varden
383281	2028/MAY/03	TIGER 4	500.0	Dolly Varden
384022	2027/MAY/03	EVINDSON 2	500.0	Dolly Varden
523825	2027/MAY/03	DOLLY 2	218.884	Dolly Varden
538780	2030/MAY/03	DOLLY CROWN 3	127.574	Dolly Varden
538781	2032/MAY/03	DOLLY CROWN 4	163.998	Dolly Varden
538782	2027/MAY/03	DOLLY CROWN 5	18.223	Dolly Varden
538783	2030/MAY/03	DOLLY CROWN 6	91.161	Dolly Varden
538784	2032/MAY/03	DOLLY CROWN 7	182.283	Dolly Varden
538785	2032/MAY/03	DOLLY CROWN 8	437.658	Dolly Varden
538786	2027/MAY/03	DOLLY CROWN 9	72.971	Dolly Varden
538787	2028/MAY/03	DOLLY CROWN 10	127.709	Dolly Varden
538788	2027/MAY/03	DOLLY CROWN 11	109.477	Dolly Varden
538804	2027/MAY/03	DOLLY CROWN 15	36.442	Dolly Varden
538805	2029/MAY/03	DOLLY CROWN 16	18.232	Dolly Varden
538806	2027/MAY/03	DOLLY CROWN 17	164.25	Dolly Varden
538899	2028/MAY/03	DOLLY CROWN 19	18.2268	Dolly Varden
538900	2030/MAY/03	DOLLY CROWN 20	18.2248	Dolly Varden
538901	2027/MAY/03	DOLLY CROWN 21	18.2249	Dolly Varden
538902	2027/MAY/03	DOLLY CROWN 22	18.2229	Dolly Varden
538904	2028/MAY/03	DOLLY CROWN 24	18.2307	Dolly Varden
538906	2029/MAY/03	DOLLY CROWN 26	18.2403	Dolly Varden
564163	2029/MAY/03	DOLLY CROWN 27	18.2384	Dolly Varden
564240	2027/MAY/03	DOLLY CROWN 28	18.2402	Dolly Varden
569857	2027/MAY/03	DOLLY VARDEN EAST 1	637.293	Dolly Varden
569859	2027/MAY/03	DOLLY VARDEN EAST 2	655.9154	Dolly Varden
569871	2028/MAY/03	DOLLY VARDEN EAST 3	473.5278	Dolly Varden
569872	2028/MAY/03	DOLLY VARDEN NORTH 1	436.943	Dolly Varden
569873	2030/MAY/03	DOLLY VARDEN NORTH 2	364.2831	Dolly Varden
569874	2029/MAY/03	DOLLY VARDEN NORTH 3	273.2914	Dolly Varden
570074	2027/MAY/03	DOLL A	18.2229	Dolly Varden
570075	2027/MAY/03	DOLL B	18.2268	Dolly Varden
570076	2029/MAY/03	DOLL C	36.4632	Dolly Varden
570080	2030/MAY/03	DOLLY VARDEN WEST 1	419.2429	Dolly Varden
570081	2030/MAY/03	DOLLY VARDEN WEST 2	109.3779	Dolly Varden
570082	2029/MAY/03	DOLLY VARDEN WEST 3	510.6939	Dolly Varden
570083	2029/MAY/03	DOLLY VARDEN WEST 4	237.1939	Dolly Varden

Tenure Number	Good to Date	Claim Name	Area (ha)	Claim Block
589602	2027/MAY/03	DOLLY VARDEN - NORTH STAR	18.2384	Dolly Varden
251427	2030/DEC/17	CAMBRIA 1	100.0	Homestake
251428	2030/DEC/17	CAMBRIA 2	75.0	Homestake
377241	2030/DEC/17	WK 1	250.0	Homestake
377242	2030/DEC/17	WK 2	500.0	Homestake
377243	2030/DEC/17	WK 3	400.0	Homestake
380949	2030/DEC/17	WK 4	450.0	Homestake
380950	2030/DEC/17	WK 5	450.0	Homestake
380951	2030/DEC/17	KW 1	25.0	Homestake
380952	2030/DEC/17	KW 2	25.0	Homestake
380953	2030/DEC/17	KW 3	25.0	Homestake
383016	2030/DEC/17	KW 5	25.0	Homestake
383017	2030/DEC/17	KW4	25.0	Homestake
383037	2030/DEC/17	WK 6	150.0	Homestake
383038	2030/DEC/17	WK 7	400.0	Homestake
537435	2030/DEC/17	HR	127.45	Homestake
537436	2030/DEC/17	HRMARGIN 1	109.25	Homestake
537437	2030/DEC/17	HRMARGIN2	54.599	Homestake
538791	2030/DEC/17	HOMESTAKE RIDGE 1	18.209	Homestake
540533	2030/DEC/17	HOMESTAKE RIDGE 2	18.2035	Homestake
540540	2030/DEC/17	HOMESTAKE RIDGE 3	18.2074	Homestake
545945	2030/DEC/17	HOMESTAKE RIDGE 4	18.2036	Homestake
565708	2030/DEC/17	HOMESTAKE RIDGE 5	36.4169	Homestake
565709	2030/DEC/17	HOMESTAKE RIDGE 6	18.2055	Homestake
565710	2030/DEC/17	HOME STAKE 7	18.2036	Homestake
598667	2030/DEC/17	VANGUARD GOLD	18.2133	Homestake
598668	2030/DEC/17	VANGUARD EXTENSION	54.663	Homestake
950714	2030/JUN/13	BRAVO N1	327.4891	Homestake
950719	2030/JUN/13	BRAVO N2	436.5113	Homestake
950722	2030/JUN/13	BRAVO N3	436.5046	Homestake
950724	2030/JUN/13	BRAVO N4	272.8082	Homestake
950725	2030/JUN/13	BRAVO N5	381.8186	Homestake
950726	2030/JUN/13	BRAVO N6	418.0394	Homestake
950727	2030/JUN/13	BRAVO N7	417.955	Homestake
1011645	2030/MAR/09	KN HSR 1	273.8619	Homestake
1015450	2030/DEC/17	KINSKUCH NW2	1039.1809	Homestake
1015588	2030/DEC/17	HS SOUTH 1	36.442	Homestake
1061421	2030/AUG/30	NR	18.1958	Homestake

Table 1.3. Kitsault Valley Project crown granted mineral claims.

Claim Name	Lot Number	Ownership	Area
ANGLO	934	Dolly Varden 100%	5.77
ARMES	4068*	Dolly Varden 100%	18.236
ATHOS	4066*	Dolly Varden 100%	13.05
BLUEBERRY	4217	Dolly Varden 100%	16.007
BONANZA FRACTION	4070*	Dolly Varden 100%	17.254
COPPER CLIFF	3806	Dolly Varden 100%	18.51
COPPER CLIFF NO. 1	3807	Dolly Varden 100%	17.155

Claim Name	Lot Number	Ownership	Area
COPPER CLIFF NO. 2	3808	Dolly Varden 100%	15.583
COPPER CLIFF NO. 3	3798	Dolly Varden 100%	16.288
DAN PATCH	3825	Dolly Varden 100%	17.678
D'ARTAGNON	4071*	Dolly Varden 100%	11.774
D'ARTAGNON NO. 1	4069*	Dolly Varden 100%	9.423
DOLLY VARDEN M.C.	3194	Dolly Varden 100%	17.002
DOLLY VARDEN NO. 1	3192	Dolly Varden 100%	11.915
DOLLY VARDEN NO. 2	3193	Dolly Varden 100%	12.927
DOLLY VARDEN NO. 4	3195	Dolly Varden 100%	11.338
DOLLY VARDEN NO. 5 M.C.	3196	Dolly Varden 100%	14.74
DOLLY VARDEN NO. 6	3197	Dolly Varden 100%	14.681
DOLLY VARDEN NO. 7	3198	Dolly Varden 100%	4.77
KITSOL NO.1	3815	Dolly Varden 100%	16.109
KITSOL NO.2	3814	Dolly Varden 100%	14.334
LAMB	937	Dolly Varden 100%	7.364
LION	3613	Dolly Varden 100%	15.558
LUE DILLON	3827	Dolly Varden 100%	10.658
MAUD MCPHEE	3817	Dolly Varden 100%	19.093
MOOSE	936	Dolly Varden 100%	14.577
MOOSE NO. 1	1241	Dolly Varden 100%	17.159
MOOSE NO. 2	1242	Dolly Varden 100%	18.269
MOOSE NO. 6	1243	Dolly Varden 100%	16.379
MUTT AND JEFF FRACTION	4265	Dolly Varden 100%	20.533
NANCY HANKS	3826	Dolly Varden 100%	17.838
NORTH STAR	3634	Dolly Varden 100%	8.519
NORTH STAR FRACTION	4211	Dolly Varden 100%	6.911
PLUTUS FRACTION	3615	Dolly Varden 100%	0.048
PORTHES	4067	Dolly Varden 100%*	10.316
RED POINT EXTENSION	3810	Dolly Varden 100%	18.588
RED POINT NO. 1	3809	Dolly Varden 100%	14.083
RUBY	4210	Dolly Varden 100%	11.308
SPORTSMAN	3816	Dolly Varden 100%	19.561
SUNSET NO. 1	3818	Dolly Varden 100%	4.637
SUNSET NO. 2	3819	Dolly Varden 100%	18.333
SURPRISE	4335	Dolly Varden 100%	11.195
SWIFTWATER	4336	Dolly Varden 100%	14.523
TIGER	3614	Dolly Varden 100%	16.75

Claim Name	Lot Number	Ownership	Area
TORIC	935	Dolly Varden 100%	11.78
UIST	4337	Dolly Varden 100%	20.434
WOLF	3795	Dolly Varden 100%	20.197
WOLF NO. 2	3794	Dolly Varden 100%	19.009
WOLF NO. 3	3796	Dolly Varden 100%	18.009
WOLVERINE	3797	Dolly Varden 100%	14.855
HOMESTAKE	3975	Homestake 100%	20.902
HOMESTAKE NO. 3	3978	Homestake 100%	13.962
HOMESTAKE NO. 2	3977	Homestake 100%	15.042
HOMESTAKE NO. 1	3976	Homestake 100%	20.283
HOMESTAKE NO.1FRACTION	3980	Homestake 100%	4.702
HOMESTAKE FRACTION	3979	Homestake 100%	0.919
MILLSITE	6322	Homestake 100%	20.902

Notes:    * Denotes the claims comprising the Musketeer claims described below.

Figure 1.1. Kitsault Valley Project mineral leases and crown granted mineral claims.

464000
468000
472000
6180000
6176000
6172000
6168000
N
3975
3979
3976
3980
3977
3978
6322
1242
1243
4215
4217
3806
1241
941
942
4213
4214
3807
3805
3802
3808
3819
3804
3803
3798
3794
3796
3795
4265
3797
4266
3826
3828
4071
4263
3825
4066
4067
4068
4069
3827
3814
4070
934
3810
3814
3809
3815
3613
3819
3816
936
3817
935
937
4211
3818
3198
3194
3193
3192
4210
3195
3196
3197
4335
4336
4337
Legend
Kitsault Valley Project
Dolly Varden Crown Grant
Dolly Varden Mineral Lease
Musketeer Claim Option
Homestake Crown Grant
N
Kitsault Valley Project
DOLLY VARDEN SILVER CORP.
Kitsault Valley Project, BC, Canada
Crown Grant/Mineral Lease Map
0
1:85,000
2 km
UTM NAD83 Zone 9
APEX Geoscience Ltd.
Edmonton, AB
January 2023

Figure 1.2. Kitsault Valley Project mineral tenures.

455000
460000
465000
470000
475000
480000
6190000
6185000
6180000
6175000
6170000
6165000
N
950727
950726
950725
950719
950722
950724
950714
539898
539901
526678
380950
380949
565710
540533
377241
526675
569872
569857
569873
569871
569859
569874
538781
538804
538782
538902
254534
254536
538901
538900
538784
538780
570081
570080
1015450
538904
570082
538785
254579
254538
538805
589602
1022601
564240
570083
538806
1011645

Legend

Kitsault Valley Project

Mineral Tenure

Dolly Varden Claim Block

Homestake Claim Block

Territory
British Columbia
Kitsault Valley Project

DOLLY VARDEN SILVER CORP.

Kitsault Valley Project, BC, Canada

Mineral Tenure Map

0 1:200,000 5 km

UTM NAD83 Zone 9

APEX Geoscience Ltd.

Edmonton, AB

January 2023

Royalties and Agreements

The Kitsault Valley Project is encumbered with several royalty agreements covering separate yet contiguous portions of the Kitsault Valley Project in the form of standard NSR royalty agreements.

The Company entered into an NSR royalty agreement on March 18, 2011 with 0897287 B.C. Ltd. in consideration of title transfer for the majority of the Dolly Varden claim block (Figure 1.2), except for the Musketeer claims as described below. By an agreement dated April 1, 2011, 0897287 B.C. Ltd. sold and assigned the Royalty Rights to 0907105 B.C. Ltd. The Dolly Varden block claims are subject to a 2% NSR owed to 0907105 B.C. Ltd. of which one half can be repurchased by the Company for $1,000,000 at any time (Dolly Varden Silver Corporation, 2019b; Higgs and Giroux, 2015).

The second NSR agreement is with Musketeer Holdings et al. ("Musketeer") with respect to the Musketeer claims (Figure 1.1).  The Company entered into an NSR royalty agreement with Musketeer on May 16, 2018, for the 2% NSR royalty. Dolly Varden could have made an offer within 3 years of 2018 date to re-purchase 50% of the 2% royalty for $1,750,000. The date passed and currently the re-purchase of the NSR is up for negotiation with the holders.

The Coombes Claims, part of the original Homestake claim block (including Cambria 1, Cambria 2, KW1, KW2, KW3, KW4, KW5, WK1, WK3, WK4, WK6 and WK7), are subject to a 2 percent NSR royalty by virtue of an option agreement dated July 5, 2000. The royalty includes a purchase right in favour of the Company for $1,000,000.

The Homestake crown granted mineral claims (including DL 3975, DL 3976, DL 3977, DL 3978, DL 3979, DL 3980, and DL 6322) are subject to a 2 percent NSR royalty which includes an annual advanced minimum royalty of $50,000 in favour of Alice Sullivan and Mildred Keller.

Risks and Uncertainties

Exploration Permit MX-1-860 was granted to the Company by the BC Ministry of Mines for the Dolly Varden claim area in 2011. Under the permit, 5-year Multi-Year Area-Based ("MYAB") amendment applications are submitted either every 5 years or if the allotted disturbance and activities have been reached.  Dolly Varden applied for another 5-year amendment in July 2021 because the allotted number of drill sites had been reached before the 5-year time limit, which extended the 5 year MYAB term authorization to March 31, 2026. Under the calculations used to determine a reclamation bond amount under Exploration Permit MX-1-860 and subsequent amendments to the MYAB, the Company has provided $85,000 in total deposits as reclamation liability. This amount will be returned once all reclamation work has been completed, approved and the exploration permit is closed off or switched to exploitation permit.

Homestake Resource holds exploration permit No. MX-1-603, which has a C$68,000 reclamation bond under it. As of the date of this AIF an amendment application to renew the MYAB authorization from the renewal date of March 31, 2025 for another 5 years has been submitted and is in process. The application has been accepted and is in the final referral stage.

Permit MX-1-603 had an original expiry date of March 23, 2023. Due to the change of ownership and since the scope of work has not changed, Dolly Varden applied for an extension under "Notification of Deemed Authorization" in December, 2022 that extended the current permit renewal date to March 2025.

With the amendment applications a Wildlife Management Plan and Archaeological Overview Assessment ("AOA") was completed by ERM Consultants Canada Ltd. in May 2018. The Wildlife Management Plan comprises protocols to address possible goat, bear and marbled murrelet encounters and outlines protected areas in the region. No protected areas are located within the Dolly Varden claim block, although there are protected areas along the fly route to access area. The AOA includes a desktop study outlining high probability chance discovery areas and culturally modified tree  high probability areas. The Company must take pre-cautions when planning drill programs near or within these areas. Both the Wildlife Management Plan and AOA included a consultation with the Nisga'a Lisims Government and Gitanyow Hereditary Chiefs.

The Big Bulk project has permits MX-1-784 and MX-1-990. At the date of this AIF an amendment application to renew the MYAB authorization has been submitted for both permit areas. The two applications have been accepted and are in the final referral stage and bond amounts re-calculated.

Regarding environmental liabilities associated with the Kitsault Valley Project, a historical plant site and numerous historical workings and waste rock dump piles are located within the Dolly Varden permit area. The Ministry of Energy, Mines and Petroleum Resources is aware of these historical sites and the Company has closed off access to these sites as a safety precaution. No compounded tailings have been identified to exist from the 1949 to 1959 plant site. Furthermore, acid rock drainage testing has been conducted on water outflow locations within the Kitsault Valley Project and all results returned are within acceptable levels.

The Company is not aware of any other specific environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant factors not disclosed herein that could have an impact on Kitsault Valley Project development. Further advancement of the Kitsault Valley Project will require additional environmental baseline and geochemical testing. See also "Risk Factors".

History

The Kitsault Valley area has a lengthy and robust history of exploration and mining, with exploration starting in the area from the early 1900s. This section summarizes the work done in the Dolly Varden and Homestake claim blocks.

Historical Work Conducted by Previous Owners: Dolly Varden Claim Block (Dolly Varden, North Star, Red Point and Torbrit Deposits)

The historical exploration completed at the area has been summarized in several previous Technical Reports on the Kitsault Valley Project (Garrow, 2011; Higgs, 2015; Higgs and Giroux, 2015; Turner and Nicholls, 2019) and thus much of the following information has been adapted from these reports, with additional information from British Columbia Ministry of Energy and Mines (2012a), Devlin and Godwin (1985) and Devlin (1987).

1910 to 1968 Exploration (reproduced from Higgs and Giroux, 2015)

The first claim staking in the Dolly Varden area occurred in 1910 with the location of the Red Point No.1 mineral claim (a Cu-Au prospect). The first claims for silver in the Dolly Varden mine area were staked in 1911. The Sportsman and North Star deposit ("North Star") were staked in 1912 and 1914, respectively.

Extensive prospecting, test pitting and drifting was carried out over the next seven years to develop the Dolly Varden silver deposit and bring it to production in 1919. Between 1919 and 1921, the Dolly Varden and North Star mines produced 1.305 million ounces silver from 36,000 tons at an average grade of 35.66 oz/t (1,109 g/t Ag). This ore was direct shipped without beneficiation to base metal smelters, mainly to the nearby Granby Mines Anyox Copper smelter, located at the historical Anyox town site (Leigh and Thompson, 1981).

The other historical mine on the Kitsault Valley Project was the Torbrit Mine. From 1949 to 1959 Torbrit Silver Mines Ltd. produced 18,706,847 million ounces of silver and 10.8 million pounds of lead from 1,377,632 tonnes averaging 13.58 oz/t (466.3 g/t) silver and 0.38% lead. Production was in the form of a high-grade silver-lead concentrate and silver bullion. During production at the Torbrit Mine, exploration and development continued on North Star and the Wolf deposit ("Wolf") prospects. Lesser amounts of exploration were conducted on the Moose Lamb, Tiger and Surprise showings. Drilling on the North Star deposit by Torbrit Silver Mines Ltd. in 1957-1958 penetrated a well mineralized horizon with three drillholes including an intersection in hole NS-17 assaying 72.3 g/t Ag, 3.38% Pb and 16.48% Zn over 3.50 m.

1969 to 1990 Exploration

Exploration conducted by Dolly Varden Mines Ltd. from 1969 to 1973 included geochemical soil sampling on the "Copper Belt" zone on the west side of Kitsault Valley and diamond drilling (Garrow, 2011; Higgs and Giroux, 2015).

Diamond drill programs and ore reserve calculations for the known silver deposits were conducted by consultants on behalf of Dolly Varden Minerals Inc. from 1979 to 1981 (British Columbia Ministry of Energy and Mines, 2012). A probable volcanogenic origin for the Dolly Varden, North Star and Torbrit ("Torbrit") deposits was recognized by B. Devlin on behalf of Derry, Michener, Booth and Wahl and Dolly Varden Minerals Inc. in 1986 (Devlin and Godwin,1985; Devlin 1987). Work during this period was focussed on verifying the historical mineral resource estimates at the North Star and Wolf mines.

Exploration completed in 1989 and 1990 by Tecucomp Geological Inc., on behalf of Dolly Varden Minerals Inc., included geological mapping, geochemical sampling and diamond drilling (2,256 m) at the Red Point deposit ("Red Point"). Additional work at North Star comprised underground geological mapping and drilling (2,397 m) to verify historical drilling (British Columbia Ministry of Energy and Mines, 2012). The drilling programs targeted a possible volcanic exhalative (volcanogenic massive sulphide ("VMS")) model of mineralization and identified the significance of zinc, lead and copper in the mineralization (Garrow, 2011).

During 1989 and 1990, Tecucomp Geological Inc. (the predecessor company to Cambria Geosciences Inc.) conducted an exploration program which focused on diamond drilling at the Cu-Au-bearing Red Point prospects and on the silver-rich polymetallic stratigraphic horizon containing the Dolly Varden, North Star and Torbrit mines. The stratigraphic, structural and deposit trends were reassessed as part of this work and this particular drilling program was the first to incorporate a volcanic exhalative (VMS) model of ore deposition (Higgs and Giroux, 2015).

1991 to 2009 Exploration

According to the Mines Branch Notice of Work files, no exploration was conducted at the Dolly Varden deposit (the "Dolly Varden Deposit"), North Star, Red Point and Torbrit from 1991 to 2009.

2010 Exploration

In 2010, Dolly Silver Corporation and Dolly Varden Silver Ltd. (predecessor of Dolly Varden Silver Corporation) commissioned Geotech Ltd. to fly a helicopter-borne geophysical survey over the area. The survey utilized versatile time domain electromagnetic ("VTEM"), gamma ray spectrometry and aeromagnetic methods. A total of 941.7 line-km was flown at 100 m spacings, with 90% of the claim block covered by the geophysical survey (Garrow, 2011).

Historical Work Conducted by Previous Owners: Dolly Varden Claim Block (Other Prospects and Deposits)

Several mineral occurrences are situated within the claim block, notable occurrences include Ace-Galena, Kitsol, Chance, Moose-Climax and Sault.

The Ace-Galena mineral occurrence was originally discovered as the Tyee group in 1929. Between 1930 and 1934 showings of high-grade galena and native silver were discovered and explored using open cuts and short adits. The exploration in 1990 outlined a Pb-Zn-Ag-As-Sb-Ba anomaly and discovered stratiform mineralization at Trout.

The Kitsol vein was discovered in 1918 and staked at the end of 1918 by Donald, Miner and Swanson. Early exploration on the claim included surface trenching and limited underground work, although poorly documented. From 1972 to 1973 exploration work comprised limited chip sampling of historic workings and diamond drilling (505 m in three holes). Results for the drilling include Ag values up to 380.57 g/t over 4.88 m and trench results returned Ag values up to 626.40 g/t over 4.11 m.

The Chance mineral occurrence was discovered in 1918. Early exploration from 1919 to 1930 comprised trenching, diamond drilling and underground work to define Ag-Cu-Sb-Pb-Zn bearing quartz-barite-jasper veins. Mapping and drilling in 1975 downgraded the mineral reserve to 38,246 tonnes (42,160 tons) at 373.7 g/t (10.9 oz/ton) Ag, as reported by Mitchell (Mitchell, 1976). Select highlights from the 1963-1964 drilling at Chance include 5.88 m with a weighted average of 480.0 g/t (14.0 oz/t) Ag from DDH12,1.68 m at 480.0 g/t (14.0 oz/t) Ag from DDH1, 10.6 m with a weighted average of 250.3 g/t (7.3 oz/t) Ag and 15.2 m with a weighted average of 607.2 g/t (17.71 oz) Ag from DDH3.

The Moose-Climax occurrences were discovered in 1916. Exploration in 1916 included trenching and underground work. Silver Butte Mines Ltd. conducted diamond drilling in 1964 and 1967, with 13 holes totalling 1,125.9 m and 9 holes totalling 528.1 m. Highlights from the drill programs included 2.44 m at 360.0 g/t (10.5 oz/t) Ag from DDH 14, 1.28 m at 366.86 g/t (10.7 oz/t) Ag from DDH 12 and 12.5 m at 257.14 g/t (7.5 oz/t) Ag from DDH 9. The 1964 drill program outlined a preliminary mineral resource estimate of 27,215 tonnes (30,000 tons) at 308.57 g/t (9.0 oz/t) Ag (Mitchell, 1976).

The mineral resource estimates mentioned in the two paragraphs above are a non-NI 43-101 compliant resource and was calculated prior to the introduction of the standards set forth in NI 43-101. The authors of the Kitsault Valley Technical Report have referred to these estimates as a "historic resource" and are not treating them, or any part of them, as a current mineral resource. The historic resource estimates mentioned above should not be relied upon and have only been included to demonstrate the mineral potential of the Kitsault Valley Project.

A stratiform barite-realgar-celestite showing was discovered by N. Wynchopen at Sault in 1966. In September 1989, work conducted included geochemical sampling, prospecting and diamond drilling (992 m). Highlights from historic drilling at Sault includes:

  26.5 g/t Ag, 0.12% Pb, 1.39% Zn over 4.95 m from K89-11
  10.3 g/t Ag, 0.27% Pb, 1.18% Zn over 4.17 m from K89-6 ext

Historical Mineral Resource Estimates at the Dolly Varden Claim Block

The historical mineral resource estimates at the deposits/prospects within the Dolly Varden claim block are presented in Table 2.1. All of the mineral resource estimates provided below were calculated prior to the implementation of the standards set forth in NI 43-101 and current Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") standards for mineral resource estimation. No information regarding the methods or parameters used to calculate these historical mineral resource estimates is available. The cut-off grades are not reported and, in general, the methods of estimation and supporting statistical data and categorization criteria have not been adequately reported. As a result, the authors of the Kitsault Valley Technical Report have referred to these estimates as "historical resources" and are not treating them, or any part of them, as current mineral resources. The historical resources are only presented to document historical work on the area as an indication of the exploration and mineralization potential at each of the prospects. The current mineral resource estimates for Wolf, North Star, the Dolly Varden Deposit and Torbrit are discussed below.

Table 2.1. Historical mineral resource estimates* of the Dolly Varden Claim Block Resources (modified from Higgs and Giroux, 2015).

Deposit	Year	Historical Resource Classification	Cut-off Grade Ag (g/t)	Tonnes	Grade Ag (g/t)	Contained Ag (oz)	Source
Dolly Varden	1964,1974	Proven & Probable	171	42,638	754.3	1,034,000	Skerl (1964) and Mann (1974)
North Star	1981	Proven & Probable	137	128,437	401.5	1,657,867	Thompson & Pearson (1981)
Torbrit	1983	Possible	171	786,531	312.0	7,889,700	Leigh and Thompson (1983)
Wolf No. 1 Zone	1981	Proven & Probable	171	77,932	395.0	989,626	Thompson & Pearson (1981)
Wolf No. 2 Zone	1981	Proven & Probable	171	218,512	285.9	2,008,839	Thompson & Pearson (1981)

Wolf No. 2 Zone	1981	Possible	171	100,295	279.4	901,031	Thompson & Pearson (1981)
Last Chance	1967	Possible	Unknown	42,160	373.9	459,581	Mitchell (1976)
Moose-Climax	1964	Possible	Unknown	30,000	308.7	270,000	Mitchell (1976)

*The mineral resource estimates summarized in Table 2.1 are not consistent with current NI 43-101 and CIM standards for mineral resource estimation. The authors of the Kitsault Valley Technical Report have referred to these estimates as "historical resources" and the reader is cautioned not to treat them, or any part of them, as current mineral resources as there is insufficient information available to properly assess estimation parameters and the standards by which the estimates were categorized. The reader is referred to the section "Mineral Resource Estimates" below for a discussion of current mineral resource estimates for the Kitsault Valley Project that have been completed in accordance with NI 43-101.

Historical Work Conducted by Previous Owners: Homestake Claim Block

Historical exploration completed at the Homestake claim block remains mostly unchanged from the information provided in previous technical reports on the area by Macdonald and Rennie (2016), Ross and Chamois (2017), MineFill (2020) and Hough et al. (2022). The authors of the Kitsault Valley Technical Report have reviewed these sources and consider them to contain all of the relevant information regarding the exploration history for the area. There has been no historic production at the Homestake claim block.

1910 to 2000 Exploration

The Homestake claim block comprises two areas of historic exploration. The Homestake and the Vanguard groups have been tested by past explorers starting in the early 1900s after the discoveries at Anyox and in the Stewart region. Claims were first staked at the Homestake group between 1914 and 1917 and, in 1918, the claims were bonded to the MCDC. MCDC was reorganized into Homestake Development in 1921. Limited surface and underground work was done on the property. In 1925, the claims were given "crown grant" status.

Homestake Development and three other groups bonded to the interests of C. Spencer. The option was abandoned, with no further work being done on the property (Knight and Macdonald, 2010). Arm staked the area and conducted surface trenching, limited underground work and drilled seven holes to an aggregate depth of 58.2 m, on the Lucky Strike and Cascade claims which comprise part of the Homestake group (Knight and Macdonald, 2010).

In 1966, Canex Aerial Exploration Ltd. undertook a program of prospecting, geochemical sampling, electromagnetic surveying, and chip sampling in the Vanguard area. In 1967, Amax Exploration conducted and extended examination of the Vanguard group but did not return (Folk and Makepeace, 2007).

In 1979, Newmont Exploration of Canada Ltd. (Newmont) optioned part the property, known as the Wilberforce group, from Collison's widow, Ruby Collison. The Wilberforce group excluded the original Homestake and Vanguard claims. Newmont explored for near surface, massive sulphides conducting magnetometer and Max-Min geophysical surveys, geological mapping, and trenching. A total of 595 soil samples and 82 rock samples were assayed. Newmont terminated the option in late 1980 (Folk and Makepeace, 2007).

Caulfield Resources Ltd. explored over the Vanguard group in 1981 taking 102 soil samples and conducting 5.25 line km of ground magnetic surveys, but no subsequent work was done (Folk and Makepeace, 2007).

Homestake Resources Ltd. optioned the property from Ruby Collison in 1984, but no work was done (Bryson, 2007). The claims were allowed to lapse in 1986, were re-staked and optioned to Cambria Resources Ltd. (Cambria), which completed geological mapping, lithogeochemical sampling, trenching, and 4.3 line km of IP and resistivity surveying. Weather deferred drilling for that year and the ground was eventually optioned to Noranda Exploration Company Limited ("Noranda") (Folk and Makepeace, 2007).

Between 1989 and 1991, Noranda consolidated ground by optioning more area including the Cambria (formerly Collison), Homestake, and Vanguard claims. A 44.3 km grid was cut along which magnetometer and IP surveys were performed in addition to geological mapping. A total of 1,930 rock samples and 1,943 silt and soil samples were taken. Twelve diamond drill holes were cored (diameter unknown) for an aggregate depth of 1,450.05 m (Folk and Makepeace, 2007).

2000 to 2016 Exploration

Teck acquired the current Homestake claim block in 2000 via option agreements and staking. From 2000 to 2002, Teck conducted geochemical and geological surveys, trenching, and diamond drilling, exploring for VMS deposits. A total of 21 NQ (47.6 mm dia.) holes were drilled to an aggregate depth of 4,374.6 m yielding 618 core samples. In addition, 778 rock samples were analyzed by Inductively Coupled Plasma multi-element geochemistry plus Au and another 31 samples were subjected to "whole rock" X-Ray Fluorescence ("XRF") analysis (Folk and Makepeace, 2007).

From 2010 to 2012, Homestake completed additional surface exploration including further mapping, soil and rock sampling and 13.54 line km of IP geophysical surveys, and diamond drilling.

In 2011 a new discovery was made 800 m to the southwest of, and parallel to, the previously discovered Main Homestake and Homestake Silver deposits. This area, known as the Homestake Reef target was tested by three holes with all three intersecting +30 g/t gold mineralization.

During 2012, Homestake completed two phases of drilling focussed on the delineation and extension of the Homestake Reef target. The second phase of drilling was funded by Agnico Eagle Mines Limited ("Agnico Eagle") as part of an option agreement (see below). The 2012 drilling was successful in identifying an approximate 250 m strike by 250 m down dip before ending in, or being offset by, a major fault structure. Mineralization is open along strike to the northwest. Other targets on the property remain to be explored.

Agnico Eagle optioned the property from Homestake in 2012. In 2013, Agnico Eagle completed an exploration program consisting of geological mapping, soil sampling (785 samples), approximately 21 line km of ground geophysical surveying including IP/resistivity and magnetics and a 10-hole drilling program totalling 3,947.24 m. The drilling was meant to test various exploration targets outside of the Homestake Main and Homestake Silver deposits (Swanton et al., 2013). In 2014, Agnico Eagle completed a limited amount of prospecting, reconnaissance geological mapping and rock sampling (57 samples) as well as a 6-hole drilling program totalling 2,578 m designed to test the Slide Zone. The drilling suggested that the Slide Zone is concordant with the Homestake Main and Homestake Silver Zones and trends north northwesterly and dips steeply to the northeast.

2016 to 2019 Exploration

On September 7, 2016, the claims were acquired by Auryn Resources Inc. ("Auryn") through its acquisition of Homestake. Auryn completed extensive exploration across the Homestake claim block to advance additional targets to the drill ready stage.  This work included geological mapping, rock and soil geochemical sampling, portable X-Ray fluorescence and shortwave infrared surveys, geophysical surveying, the re-logging of historical drill core, geochronological studies and airborne VTEM geophysical surveys along with reprocessing of historical geophysical survey data.

During 2017, 17.5 line km of Induced Polarization ("IP") ground geophysical surveying was completed using a pole-dipole array with 50 m dipole spacing.  The 2017 survey data was combined with the 2013 IP data and depth slices from both the resistivity and chargeability were used to create 3D inversion models.  The 3D inversions were used in conjunction with drill hole logging to reinterpret the geological setting of the Homestake claims and confirmed the apparent extensional regime and graben geometry.

A total of 274 rock (channel, chip and grab) and 4029 soil-talus samples were collected from the central area during the 2017 and 2019 programs. A large proportion of the 2017 rock samples collected were located along ridges with gossanous outcrop, targeting a potential northern extension of the Homestake Main deposit. Additional samples were collected around historical mineral occurrences near the Homestake Main and Homestake Reef zones. The majority of the 2019 rock samples were collected in a grid fashion at the Kombi target where recent recession of glaciers exposed large tracts of rock without soil developed or deposited on top. Highly anomalous results in gold, silver and base metals were returned from all areas of the claim block. Anomalous soil samples suggest a northwestern extension to the Homestake Silver Mineralized Zone. Additionally, anomalous soil samples correlate well with the Homestake Reef mineralized zone and suggest a southeastern extension. Anomalous talus fines samples suggest a northwestern extension to the Homestake Reef main zone, which coincides with the northwest direction of plunging high-grade mineralization that remains undrilled demonstrating the highly prospective nature of this corridor.

The relog of historical drills was designed to evaluate criteria not previously captured as part of historical logging including identifying fluid flow characteristics, mineralization, and fluid chemistry evaluation through short wave infrared analysis. This data was then used to refine the geological model of Homestake Main, Homestake Silver, the Slide Zone and Homestake Reef. The relog was very effective at identifying the variables which correspond to mineralization.

Five geochronology samples were collected to help constrain the crystallization age of intrusions and establish the age of a rhyolite tuff (Hazelton or Salmon River) using Uranium-Lead Laser ablation techniques.

A VTEM and Magnetics survey was flown by Geotech Ltd., covering parts of the Homestake claim block, to augment the historical airborne geophysical data. The claim block scale magnetics picture highlights several regional structures trending both NNE and NNW.  The NNW trending structures are interpreted to be the basin bounding faults which parallel large-scale regional faulting.

During 2017, Auryn completed an additional 43 drill holes totalling 17,300 m targeting large step outs along the on the Homestake Main Zone and Homestake Silver Zone structures. Highlights from the drilling campaign includes 30 m of 2.00 g/t Au (including 4 m at 6.03 and 2 m at 11.80 g/t Au), 10 m of 4.12 g/t Au (including 2 m at 18.0 g/t Au), 18 m of 1.29 g/t Au (including 4 m at 4.18 g/t Au), 8 m of 2.67 g/t Au (including 2 m at 7.4 g/t Au), and 14 m of 1.23 g/t Au. No significant results were obtained from the Homestake Main extension drilling.

Historical Mineral Resources for Homestake Ridge

The authors of the Kitsault Valley Technical Report have referred to these estimates as "historical resources" and are not treating them, or any part of them, as current mineral resources. The historical resources are only presented to document historical work on the area as an indication of the exploration and mineralization potential at each of the prospects. The current mineral resource estimates for Homestake Main, Homestake Silver and Homestake Reef are presented below in the summary.

Table 2.2: Historical mineral resource estimates* from the Homestake area.

Year	Deposit	Historical Resource Classification	Cut-off Grade AuEQ (g/t)	Tonnes (million)	Grade Au (g/t)	Grade Ag (g/t)	Grade Cu (%)	Source
2006	HSM	Inferred Inferred	0.5 5.0	11.90 1.30	2.36 10.61	15.0 38.3	0.11 0.37	Folk and Makepeace (2007)
2010	HSM	Indicated Inferred	3.0 3.0	0.89 1.14	6.69 5.02	47.2 50.9	0.15 0.25	Rennie et al. (2010)
	HSS	Inferred	3.0	1.20	4.25	158	0.02
2011	HSS	Inferred	3.0	2.90	3.69	123.4	n/a	Rennie (2011)
2012	HSM	Indicated Inferred	2.0 2.0	0.60 2.03	6.40 5.65	48.3 28.6	0.31 0.18	Macdonald and Rennie (2016)
	HSS	Inferred	2.0	4.40	2.85	130.4	0.03
	SR	Inferred	2.0	0.33	13.04	3.6	0.04
2017	HSM	Indicated Inferred	2.0 2.0	0.60 2.098	6.25 5.53	47.9 28.0	0.18 0.30	Ross and Chamois (2017)
	HSS	Inferred	2.0	4.81	2.71	124.4	0.02
	SR	Inferred	2.0	0.337	12.88	3.6	0.04

*The mineral resource estimates summarized in Table 2.2 are not current by NI 43-101 and CIM standards for mineral resource estimation. The authors of the Kitsault Valley Technical Report have referred to these estimates as "historical resources" and the reader is cautioned not to treat them, or any part of them, as current mineral resources as there is insufficient information available to properly assess estimation parameters and the standards by which the estimates were categorized. The reader is referred to the section "Mineral Resource Estimates" below for a discussion of current mineral resource estimates for the Kitsault Valley Project that have been completed in accordance with NI 43-101.

This historical metallurgical testing section has been extracted from the Ross and Chamois (2017) and MineFill (2020) Technical Reports outlining the results of recent metallurgical test work completed at the Homestake area Mineral Resource Estimates.  This information is currently considered to be "Historical" because it is based on work that was completed by/for a previous owner of the property and was not completed by Dolly Varden, the current owner of the property.

The process parameters adopted for this study were derived by Base Metal Laboratories in a 2016 test program that focussed on a hybrid of sulphide flotation and cyanide leaching to maximize the recovery of precious metals.  Duplicate head cuts were taken from each composite and assayed for Au, Ag, Cu, Pb, Zn, and Fe. The Homestake Main composite had a measured head feed of 4.62 g/t Au and 6 g/t Ag and represented the copper dominant part of the Main deposit. The Homestake Silver composite had a measured head feed of 7.76 g/t Au and 198 g/t Ag and was much higher in Ag, Pb and Zn than the Main deposit.

Additional assays on the final concentrates from each composite were performed to determine levels of critical minor deleterious elements. The analyses conducted were limited due to the amount of concentrate available for testing. Most tests produced only 10 g to 15 g of base metal concentrate, which was mostly consumed for gold, silver, copper, lead, zinc, and iron.

Arsenic, antimony, and mercury are indicating high values that may attract smelter penalties. However, due to the exceptionally high precious metal values of these concentrates, it was concluded historically that the concentrates should be readily marketable.

Regional, Local and Property Geology

The Kitsault Valley Project lies within the Stikine Terrane ("Stikine"), the largest arc terrane in the Canadian Cordillera and within the Intermontane Belt. The Stikine extends from southern Yukon to south-central British Columbia. The Kitsault Valley Project is situated within the Stewart Complex, a large Middle Jurassic-Quaternary northwest-trending belt of Hazleton Group rocks that extends from Iskut River to Alice Arm along the western rim of the Bowser Basin. The Stewart Complex is a metallogenic island arc terrane that is host to over 200 mineral occurrences of predominantly precious metal vein type, skarn, porphyry, and massive sulphide occurrences including the historical gold mines Eskay Creek, Silbak-Premier and SNIP, as well as the Granduc, Anyox, and Dolly Varden-Torbrit base-metal and silver mines.

Rock packages underlying the Kitsault Valley Project include the Stuhini Group, the Hazelton Group, the Bowser Lake Group, Mesozoic intrusive rocks, and Intrusive rocks from the Coast Mountain Suite. Stratigraphically, the oldest rocks in the Stikine comprise the volcanic and deep marine sedimentary rocks of the Stuhini Group. The early Mesozoic volcanic, inter-arc and back-arc sedimentary rocks of the Hazelton Group overly the Stuhini Group. The Hazelton Group contains three major stratigraphic divisions; the Jack Formation, the Betty Creek Formation and the Salmon River Formation. A halt in volcanism in the middle Jurassic marked a shift to siliciclastic sedimentation and the deposition of the Bowser Lake Group over the Hazelton Group. The Bowser Lake Group is Middle to Upper Jurassic in age and comprises predominantly turbiditic sedimentary rocks. Mesozoic intrusive rocks in the area include the Late Triassic Stikine Plutonic Suite, the Early Jurassic Texas Creek Plutonic Suite, and the Early to Mid Jurassic Salmon River Formation. The youngest rocks in the region are Tertiary aged post-kinematic granitoid intrusions of the Coast Plutonic Suite.

There are two main periods of deformation occurred on a regional scale in the Kitsault Valley Project area: 1) Early to Middle Jurassic extensional deformation and 2) Cretaceous compressional deformation.

Mineralization

Historical and recent exploration has identified several styles of mineralization within the Kitsault Valley Project.  The following section has been reproduced from Turner and Nicholls (2019) and the descriptions of mineralization in the Homestake deposit area, reproduced from Hough et al., (2022).

Dolly Varden Deposit

The following list of notable mineralization styles, with examples of prospects and deposits, has been adapted from McCuaig and Sebert (2017) and Higgs and Giroux (2015):

  Exhalative stratiform silica-sulphide-rich mineralization containing variable amounts of quartz, chalcedony, barite, carbonate, jasper, galena, sphalerite, ruby silver, and other silver bearing minerals. This mineralization is observed in the Dolly Varden Torbrit horizon at North Star and Torbrit.
  Exhalative stratiform pyrite, sphalerite, galena, chert, carbonate-rich mineralization at the Sault prospect and in the upper portion of the Trout Horizon.
  Stratabound, infill and replacement Ag-sulphosalt-rich mineralization in the lower portion of the Trout Horizon.
  Quartz-silica, carbonate and variably barite-rich epithermal Ag mineralization containing low to moderate amounts of galena, sphalerite and pyrite accompanied by lesser tetrahedrite, pyrargyrite, argentite/acanthite and local native silver. Colloform to crustiform banded chalcedony, quartz and bladed carbonate or barite textures are common. Hydrothermal brecciation, sealed by later gangue and sulphide, and cut by late stage veining is present in parts. Epithermal mineralization occurs as structurally hosted veins and fissure fills at Wolf, the Kitsol deposit ("Kitsol") and the Dolly Varden Deposit. At Torbrit mineralization consists of a combination of Ba-rich semi-conformable pod-like stratabound infills, with sheet-like veining, and in close proximity to reworked debris-style mineralization, and local stratiform lenses of thin-bedded barite and sinter-like silica-rich exhalate.
  Quartz-sericite-pyrite altered zones containing Cu-Ag- (+/-) Au mineralization in quartz-sulphide stockwork, hydrothermal breccias and veins. This mineralization contains chalcopyrite, sphalerite, galena and minor sulphosalt and tends to be enriched in Cu relative to Pb and Zn, while hosting elevated Ag (+/- Au). As/Sb ratios are higher than in the epithermal or stratiform types. Pervasive quartz- sericite-pyrite alteration is observed at the Gold Belt prospect and sericite-pyrite (with lesser quartz) alteration bounds the North Star deposit. Potassium feldspar alteration is observed within the Red Point mineralized zones.

Furthermore, Drown et al. (1990) and McGuigan and Melnyk (1991) outlined four distinct mineralization facies of exhalative stratiform mineralization at the Kitsault Valley Project, as adapted from Garrow (2011):

1) Silica-sulphide exhalative: quartz dominated, lacking calcite and barite. Sulphides consist of pyrite, chalcopyrite with minor argentite, pyrargyrite and native silver. This mineralization facies is observed at the Dolly Varden Mine and Dolly Varden east zone.

2) Silica-carbonate-sulphate-sulphide exhalative: comprised of calcite, quartz, barite and sulphides. Vertically zoned with a pyrite-silver rich upper zone and zinc-lead- silver rich middle zone that is locally a VMS. Mineralization consists of layers, stringers and disseminations of sphalerite, galena and pyrite with lesser chalcopyrite (15-20% sulphides) in a variable gangue of quartz, calcite and barite. This mineralization facies is observed in North Star and the Dolly Varden Deposit west.

3) Sulphate-oxide-sulphide exhalative: comprised of quartz, calcite, barite, hematite, jasper and sulphides. Mineralization is predominately silver, sphalerite, galena with minor chalcopyrite, pyrargyrite and tetrahedrite (5-10% sulphides) in a gangue dominated by quartz with lesser calcite and barite. This mineralization facies is observed in the Torbrit, Torbrit east and Moose Lamb deposits.

4) Debris flow breccia mineralization: an internally fragmented, re-cemented breccia is a common feature of all exhalative debris flow facies. They are mapped as polylithic exhalative breccias and include examples of all the silica, oxide, sulphate and sulphide mineralization types and contain volcanic rock fragments. The breccias are interpreted to have formed in unstable, shallow seafloor mounds as hot-spring veins and precipitates of sea floor vent exhalations or as hydrothermal eruption breccias.

Homestake Deposits

The main zones of the Homestake claim block are the Homestake Main deposit ("Homestake Main"), Homestake Silver deposit ("Homestake Silver"), and South Reef deposit ("Homestake Reef"). Homestake Main is the more copper-rich of the zones, with both gold-rich and silver-rich variants and an apparent trend of increasing copper grade with depth. The Homestake Silver is primarily silver with elevated lead values, and Homestake Reef is essentially high-grade gold, with minor copper and lead.

Mineralization in the Homestake deposits display characteristics of both epithermal gold and VMS deposition. Stratabound and vein (or replacement) mineralization is present that contains values in Ag, As, Au, Cu, Hg, Pb, Sb and Zn (Folk and Makepeace, 2007). Mineralization is related to Early Jurassic feldspar-hornblende-phyric sub-volcanic intrusions and felsic volcanism and commonly occurs with zones of pyrite-sericite alteration. A later, less significant, mineralizing event occurred in the Tertiary and is characterized by ankerite-calcite-pyrite veins.

The Homestake deposits are commonly vertically zoned from a base metal poor Au-Ag-rich top to an Ag-rich base metal zone over a vertical range of 250 m to 350 m. The silver-galena-sphalerite veins of the Homestake Silver Zone exhibit many of these features.

Homestake Main Deposit

The Homestake Main deposit consists of a series of silica to silica-carbonate-chlorite altered lenses and hydrothermal breccias, which have a northwest strike and dip moderately northeast at slightly steeper than the topographic dip-slope. Gold and silver mineralization occurs with pyrite, chalcopyrite, and lesser galena and sphalerite in stronger areas of silica alteration or hydrothermal brecciation within zones of sericite-pyrite altered feldspar-hornblende phyric volcanic rocks. Only along the southwestern flank of the Homestake Main deposit does lower grade gold mineralization penetrate up into the overlying package of basinal filling volcano-sedimentary and andesitic rocks which comprise the "hanging wall" sequence. Native gold along with pyrargyrite and acanthite have been observed hosted within quartz veins and quartz-carbonate hydrothermal breccias in drill core.

The Homestake Main deposit as currently known is about 700 m long and has been traced down-dip by drilling for a distance of approximately 500 m. At the surface, the northwestern extent of the mineralization is obscured by a glacier; while to the southeast surface geochemistry indicates that the zone continues towards the Homestake Silver deposit 700 m to the southeast. Width of the Homestake Main Zone vary up to about 60 m (approximate true width) and are defined by assay grades due to the diffuse nature of the mineralization.

Grades for gold typically range from 0.1 g/t Au to 2 g/t Au with some intercepts measuring into the hundreds of grams per tonne and averaged at 7.75 g/t Au. Silver grades are generally in the 1.0 g/t Ag to 100 g/t Ag range but can be as high as hundreds and even thousands of grams per tonne. The average silver grade in Homestake Main is 68.6 g/t Ag. Copper grades vary from parts per million to several percent, with mean grades observed to increase significantly with depth.

Gold distribution appears to be inhomogeneous, and grades display a great deal of local variability. The zone has a complex form which may consist of a faulted series of lenses and related steeply dipping feeders.

Homestake Silver Deposit

Located 300 m to the southeast of the Homestake Main zone, the Homestake Silver deposit is comprised of a series of northwest trending, vertically to sub-vertically dipping hydrothermal breccias. Mineralization occurs in form of galena, sphalerite and silver in contrast to the gold enriched chalcopyrite commonly observed in the Homestake Main deposit. Modelling indicates that the Homestake Silver deposit can be traced over 700 m strike and 550 m down dip.

The Homestake Silver zone comprises a cluster of parallel structurally controlled zones, striking approximately 140° with near-vertical dips. The individual sub-zones in the Homestake Silver zone are narrower than the Homestake Main zones on average, with true thickness rarely exciding three metres. The Homestake Silver zone has been traced by drilling for a total vertical extent of approximately 600 m, along a strike length measuring just under 800 m.

Silver grades at Homestake Silver average 154 g/t Ag, approximately double that of Homestake Main (68.6 g/t Ag) and 26 times that of Homestake Reef (5.8 g/t Ag). Gold grades at Homestake typically range up to several g/t Au and averaged 3.5 g/t Au in the samples contained within the interpreted zone boundaries. Copper content is comparatively low, however, geochemically significant, and generally measures between 10 ppm Cu and 500 ppm Cu. There are elevated levels of lead and zinc, typically measuring in the 10 ppm to 1,000 ppm range, with some intercepts assaying as high as several percent lead and/or zinc. The lead and zinc grades at Homestake Silver are not expected to be consistently high to contribute much to the Kitsault Valley Project economics, although lead grades were estimated in the block model to facilitate metallurgical classification.

Homestake Reef Deposit

The Homestake Reef deposit is located approximately 800 m to the south-southwest of the Homestake Silver deposit. Gold mineralization is variably associated with strong quartz-chlorite alteration, pyrite and minor base metal sulphides interspersed with intervals of sericite and pyrite alteration in two en-echelon, northwest-trending sub-vertical mineral zones that can be traced with drilling for over 250 m strike-length and 250 m dip. Several base-metal enriched intercepts are identified up-section from the gold-enriched zone but have yet to be fully defined by drilling.

The Homestake Reef zone is comprised of two narrow sub-parallel tabular bodies which strike at approximately 120° to 130° and dip 70°NE to 80°NE. To date, only twelve holes have intersected significant mineralization, as such characterization of the structure and grades is preliminary. The zones measure one metre to three metres in thickness and have been traced for approximately 300 m vertically and 400 m along strike.  Silver grades at Homestake Reef average 5.8 g/t Ag in the vein samples. This is offset by high gold values, which average 5.9 g/t Au.

All three zones have elevated arsenic and antimony contents, typically averaging in the tens to low hundreds of parts per million.

Deposit Types

Historic and recent exploration on the Kitsault Valley Project, as well as studies completed by Devlin (1986) and Dunne and Pinsent (2002), suggest a potential for the Kitsault Valley Project to host VMS deposits and epithermal precious metal deposits.

VMS deposits typically occur as lenses of polymetallic massive sulphides forming at or near the seafloor in a submarine volcanic setting. VMS deposits are classified as "exhalative" and are syn-genetic stratabound deposits formed through the focused discharge of hydrothermal fluids and precipitation of sulphide minerals in predominately stratiform accumulations (Barrie and Hannington, 1999; Galley et al., 2007). Typical characteristics of VMS deposits are listed as follows (adapted from Galley et al., 2007):

  Typical VMS deposit is a stratabound body, mound to tabular in shape, composed of predominately massive (>40%) sulphide, quartz and lesser phyllosilicates, iron oxide minerals and altered silicate wallrock.

  The stratabound body is commonly underlain by discordant to semi-discordant stockwork veins and disseminated sulphides.
  The stockwork vein systems are enveloped in distinct alteration halos. The alteration halos may extend into the hanging-wall strata above the deposit.
  Deposits often form in clusters or stacked lenses.

Epithermal deposits are products of volcanism-related hydrothermal activity at shallow depths and low temperatures, with deposition occurring within 1 km of the surface at a temperature of 50 to 200°C (Guilbert and Park, 1986). Deposits can occur in several forms, including siliceous vein fillings, irregular branching fissures, stockworks, breccia pipes and disseminations.

Both vein and bulk-tonnage style epithermal deposits can be categorized into high-, intermediate- and low-sulphidation types based on their hypogene sulfide assemblage sulfidation states, as well as alteration (Sillitoe and Hedenquist, 2003). Historical and recent exploration at the Kitsault Valley Project suggests potential for a low-sulphidation epithermal precious metal deposits, therefore the focus of this section will be on low-sulphidation epithermal deposits.

A fluid inclusion study by Dunne and Pinsent (2002), together with existing geological and geochemical data, supports the contention that the silver-rich deposits in the upper Kitsault River area are genetically related. It also suggests that the deposits may be silver-rich analogues to the precious metal-rich Eskay Creek deposit. The Kitsault River deposits all formed at surface or at shallow depth in the waning stages of Hazelton arc volcanism. They have similar tenor (silver, lead, zinc, strontium, barium) and mineralogy. Their mineralization varies from multi-episodic and irregularly zoned to laminated and bedded, perhaps relating to proximity to subaqueous chimneys, surface mounds or collapse textures in shallow marine basins or emplacement along active faults. Colloform, crustiform and comb textures clearly indicate early, high-level deposition of quartz in veins that formed from low temperature, and for the most part, low salinity hydrothermal fluids in a hot-spring-type setting. These early veins are locally brecciated, perhaps indicating near-contemporary structural activity or collapse. Alternatively, the brecciated zones may be the result of near-surface explosive brecciation. The silver was probably precipitated from low-to-moderate temperature and low salinity fluids that also deposited sphalerite and other sulphide minerals. It could either have been deposited in a subaerial hot-spring low-sulphidation epithermal environment or, possibly, a submarine hot-spring volcanic-hosted massive sulphide-type depositional setting.

Exploration

Prior to the acquisition of the former Homestake claim block in late 2021, Dolly Varden Silver Corporation had been exploring the Kitsault Valley area since 2011, discovering new exploration targets and advancing known prospects and deposits by systematic exploration. Exploration work from 2011 to 2022 has consisted of geological mapping, geochemical surveys, geophysical surveys, and Light Detection and Radar ("LiDAR") surveys.

Geological Mapping and Rock Sampling Interpretations and Conclusions

Geological mapping programs have been conducted over several prospect areas within the area from 2011 to 2014. The 2012 mapping programs confirmed the presence of prospective growth faults at Moose Lamb and in the Tiger Evindsen area and documented intense hydrothermal activity at Red Point. Geological mapping in 2013 included surface and underground mapping at the Torbrit Mine. Geological mapping in 2014 was conducted on a regional scale to gather the necessary structural and lithological information to assist in defining future drill targets on the area.

Further geological mapping and rock sampling were conducted at various prospects throughout the Kitsault Valley Project in two main programs in 2015 to 2016.  Sporadic geological mapping and sampling was also conducted throughout the Kitsault Valley Project in 2017, 2018, 2019, 2020, and 2022. The geological mapping and lithogeochemical sampling provided information on the stratigraphy and structure of prospect areas and identified multiple zones of mineralization, as well as anomalous zones warranting further exploration within the Kitsault Valley Project.

The 2015 and 2016 geological mapping and geochemical sampling provided information on the stratigraphy and the structure of Ace-Galena Trout. The general stratigraphy of the Trout Horizon is  made up of predominately composed of interbedded argillaceous silt- to sand, diamictite, limestone, tuffaceous sandstone and epiclastic felsic tuff. Alteration includes silicification in the lower and upper portions, sericite-chlorite phyllosilicate alteration in tuffaceous rocks, and carbonate alteration throughout the horizon. Pyrite, marcasite and sphalerite occur as diffuse patches or veinlets throughout sedimentary and tuffaceous rocks.

The geological mapping and lithogeochemical sampling work in 2015 focused on the southeastern portion of Summit Ridge, including the Chance prospect, Queen and Frog showings, as well as the area covering the Hazelton-Stuhini contact. The 2016 mapping focused on the upper and north to west facing portion of Summit Ridge that adjoin the Ace-Galena area. A sequence of dacite ash, lapilli ash tuff and minor rhyodacite extends through the Chance prospect area and occurs up-slope from the Hazelton-Stuhini contact.

This mapping and sampling exploration program identified two important features upslope and to the east of the McKay trench area that consist of a west-northwest trending fault with associated quartz sulphide bearing breccia vein. Samples from the vein reported assay highlights of 38.3 ppm Ag, >10,000 ppm Pb, 6720 ppm Zn, 2115.9 ppm As and elevated Cu and Sb values.

The geological mapping and lithogeochemical sampling work in 2016 at the Trout Horizon Hanging Wall ("TZHW") and northeast sediment-volcanic contact was reconnaissance in nature as limited previous exploration had been conducted within this area of the claim block. Dominant lithologies and structural characteristics identified in the 2016 geological mapping and sampling program at the Trout Horizon Hanging Wall and northeast sediment-volcanic contact include dacitic rocks composed of fine- to medium-grained ash-rich tuff and sandy epiclastic equivalents located along the Bluebird-Trout extension. These rocks are similar in texture to dacitic tuffs and epiclastic rocks observed in the footwall of the Sault Horizon.

The geological mapping and lithogeochemical sampling program conducted at Medallion in 2016 focused on known zones of alteration and structure within the area. Medallion is situated in Homestead Creek, along a northwest faulted corridor. The 2016 geological mapping and sampling program at Medallion identified predominately moderately to strongly foliated, altered, intermediate tuffaceous lithologies occur in Homestead Creek. Less altered, coarser grained epiclastic tuff layers and lenses of hornblende-biotite-feldspar intermediate intrusive rocks are observed at higher elevations to the north and the south of Homestead Creek. Alteration observed along the lower portion of the creek includes strong sericite, chlorite, pyrite and lesser carbonate alteration. Chlorite alteration appears to increase up-slope.

Rock sampling was completed by the Company in 2019, 2020, and 2022, as well as collecting geological information at geostations. No rock sampling was done in 2021. In addition to the sampling program in 2022, information regarding geology was collected at geostations throughout the claim block. Geostations are data points for rock descriptions and structural measurements and do not include analytical data. In total, 96 geostations were completed in 2022.

During the 2022 field program, 119 rock samples were collected for geochemical assay. The sampling program targeted several exploration areas at main Homestake claim block, as well as in the far south Silver King area.

Rock sampling at Homestake claim block targeted historical workings and outcrops. Assay highlights of the sampling program will be addressed by area. At the Vanguard Gold area, samples were collected from historical trenches, adits, and waste piles, as well as at outcrops. Assay highlights from Vanguard Gold include:

  141.5 ppm Au, 1.73% Cu, and 94.2 ppm Ag returned from a strongly oxidized and silicified rock sample with quartz-calcite veining and disseminated pyrite and galena (sample JM121), collected from a historical trench at the main Vanguard Gold workings.
  69 ppm Au, 1.29% Cu, and 42.1 ppm Ag returned from a sample (JM093) collected from a historical trench, rocks contain disseminated pyrite and chalcopyrite with possible galena, and are silicified.

Rock sampling at the Vanguard Copper area encountered boulders on a historical drill pad with abundant chalcopyrite in banded quartz veins, where sample JM085 returned 2.35 ppm Au, 8.81% Cu, and 221 ppm Ag.

At the Homestake Camp area, a sample (BF017) collected from a 3 m wide intermediate dyke returned 6.75 ppm Au, 1.98% Cu, and 49.3 ppm Ag. To the south, samples were also collected from historical trenches and workings at the Old Homestake Camp area, and assay highlights include:

  3.96 ppm Au, 2050 ppm Cu, and 32.3 ppm Ag (Sample JM104) returned from a massive silica vein containing disseminated pyrite, chlorite, and graphitic argillite.
  3.08 ppm Au, 974 ppm Cu, and 21.9 ppm Ag (Sample JM105) returned from a massive silica containing disseminated pyrite, chlorite, and graphitic argillite.
  1.76 ppm Au, 7830 ppm Cu, and 13.5 ppm Au (Sample JM112) returned from a silica vein containing mm scale veinlets of pyrite and black sulphides.

Sampling at the historical workings in the Rambler area encountered extensive silica veining exposed in historical workings and trenches. The silica veins contain abundant massive to disseminated pyrite, with minor amounts of galena. Assay highlights include:

  Sample JM118 returned 5.66 ppm Au, 2180 ppm Cu, 137 ppm Ag, 2120 ppm Pb, and 2010 ppm Zn from a 10 cm wide silica vein with abundant massive pyrite and minor malachite.
  Sample JM117 returned 3.11 ppm Au, 2.14% Cu, 150 pm Ag, 496 ppm Pb, and 993 ppm Zn from a 50 cm wide silica vein with bands of massive pyrite and disseminated pyrite, as well as minor galena.

Soil Sampling Interpretations and Conclusions

A soil sampling program was conducted over a portion of the Kitsault Valley Project in late 2015 with focus on the Wolf, Silver Horde, Chance and Ace-Galena Trout target areas. A total of 1,823 soil samples were collected over the Kitsault Valley Project. Three main anomalous areas were identified by the sampling program. Anomalous zones of elevated metals were defined near the Wolf prospect and at Silver Horde, as indicated by Ag, Pb, Zn, Sb and Ba results. Additionally, an anomalous zone of elevated metals was highlighted, starting from the Chance prospect and trending to the northeast for approximately 1.2 km. This zone appears to run parallel to the historic Ace-Galena soil anomaly.

In 2016, an orientation line totalling ten soil samples was conducted near Ace-Galena and analyzed in the field using a portable XRF unit. It is important to note that although the XRF analysis data is semi-quantitative, it does provide an excellent means of determining relative abundances (concentrations) of various key elements in the samples. The soil line shows weakly to moderately anomalous Cu and Zn values.

Geophysical Sampling

Three geophysical surveys were completed on the Dolly Varden claim block from 2012 to 2014. A 694 line-km Z-Axis Tipper electromagnetic ("ZTEM") and magnetometer airborne geophysical survey was flown in 2012. In 2014, ground electromagnetic and IP surveys were conducted over three grids within the claim block. Additionally, down-hole borehole electromagnetic and IP surveys were completed at the Dolly Varden Deposit in 2014.

Geophysical work in 2017 comprised a study on the Kitsault Valley Project using the results from helicopter VTEM and ZTEM surveys completed in 2010 and 2011. In 2022, an IP survey was completed over the Red Point area at Dolly Varden claim block. A LiDAR airborne survey was completed over the entire Dolly Varden claim block in 2017, then a second LiDAR airborne survey was completed over the Homestake claim block and southern Kitsault Valley areas in 2022, which when combined results in complete LiDAR coverage of the Kitsault Valley Project.

During the 2022 field season, an IP ground geophysical survey was completed over the Red Point area. The IP survey was carried out by Simcoe Geoscience Ltd. Thirteen IP lines were proposed, and four IP lines were completed during 2022. The four northeast-southwest oriented lines were spaced 400 m apart, for a total of 4.6 line kilometres. and the interpretations of the IP survey results are pending. The Dipole-Pole-Dipole array had parameters of "a" spacing of 50 m at "n" separations of 1 - 40.

A LiDAR airborne survey was conducted over the Homestake area and southern Kitsault Valley region on July 27 - 28, 2022. McElhanney Ltd. performed the LiDAR and aerial photography acquisition. The survey was completed using a Leica Terrain Mapper-2, which was mounted on a Piper Navajo fixed wing aircraft. Results of the 2022 LiDAR survey will be integrated with the results from 2017.

Whole Rock Geochemical Sampling

Several geochemical sampling programs have been completed at the Dolly Varden claim block from 2011 to 2014. Rock geochemical sampling has been conducted on the surface and underground, with a total of 804 rock samples collected between 2011 and 2014. Additionally, 2,412 soil samples and 36 silt samples have been collected between 2011 and 2014.

Whole rock geochemical sampling surveys were completed in 2019, 2020, and 2022, and targeted numerous prospects on the Kitsault Valley Project. Rock samples were collected from Dolly Varden claim block in 2019, 2020, and 2022, and from Homestake claim block in 2022.The objective of this sampling program was to use whole rock geochemical analysis to gain information about lithologies, trace elements, and alteration types for rocks located on the Kitsault Valley Project.

The Company has completed lithogeochemical surveys over the Dolly Varden claim block from 2019 to 2022; rock samples were collected for whole rock geochemical analysis in order to characterize the lithologies and alteration types. A total of 184 rock samples in 2019 and five rock samples in 2020 were collected and analyzed. No Samples were collected in 2021. A total of seven rock samples were collected in 2022 for whole rock geochemical analysis. Results from the 2019 and 2020 sampling programs are being integrated with 2022 results, and interpretations of the whole rock geochemistry results are pending.

The 2022 lithogeochemical sampling survey targeted the main Homestake claim block, as well as the Homestake east valley area to the northeast. A total of 44 rock samples were collected and submitted for whole rock geochemical analysis in order to better characterize the lithologies and alteration types observed at Homestake Project. Final interpretations based on the whole rock geochemistry results are currently pending.

Drilling

Dolly Varden Claim Block

Previous drilling on North Star by Torbrit Silver Mines Ltd in 1957-58 penetrated a well mineralized horizon with 3 drill holes including an intersection in hole NS-17 assaying 72.3 g/t Ag, 3.38% Pb, and 16.48% Zn over 3.5m. There have been minor historical drill programs conducted on a number of the mineral occurrences on the Dolly Varden claim block, including Red Point, Ace-Galena, Moose, Climax, Kitsol, Musketeer and Surprise. Below is a table summarizing the historical drilling at a number of these locations.

Table 3.1. Summary of historical drilling outside of deposits (from Higgs and Giroux, 2015).

Zone	Years	Meters Drilled	Notable Results
Ace-Galena	1951, 1968	1845	12.8 oz/t Ag over 0.5 m; 6 oz/t over 8.8 m
Last Chance	1963-1975	1893.4	9.4 oz/t Ag over 11.5 m; 17.7 oz/t Ag over 15.2 m; 54.8 oz/t Ag over 1.52 m; 14 oz/t Ag over 5.88 m
Moose-Climax	1964, 1967	1654	10.5 oz/t Ag over 2.44 m; 10.7 oz/t Ag over 1.28 m; 7.5 oz/t Ag over 12.5 m
Sault	1984-1989	2,274.8	0.77 oz/t Ag over 5.0 m

Drilling at the Wolf deposit was conducted by Sunshine Mining Company (option on holdings of Dolly Varden Mines Ltd) in 1964. In addition to 310.90 m of drifting and cross cutting in the 1200 level, 3137.92 m of surface and underground diamond drilling was completed. In 1968, 97.54 m of percussion drilling were completed on the Wolf by Dolly Varden Mines Ltd. In 1989-90 a two-year diamond drilling program was conducted and funded by Dolly Varden Minerals Inc. and supervised by Cambria Geosciences.

The historical drilling at the known deposits prior to 1989, both on surface and underground, can be summarized as follows:

Table 3.2. Drilling totals prior to 1989 at major deposits (from Higgs and Giroux, 2015).

Deposit	Number of Holes	Total Meterage
Torbrit	361	13,333.65
Wolf	92	8,124.27
North Star	120	7,429.69
Dolly Varden	22	2,686.33

During the 1989 diamond drilling program, 6 holes totalling 2397 m of drilling were completed. The best intersection occurred in drill hole NS 89-4 assaying 7.83% Zn, 2.28% Pb, and 167.30 g/t Ag over 6.46 m. A 4.3 m intersection in hole NS89-3 assayed 0.65% Cu and returned a geochemical analysis of 1851 ppb Au.

During the period from June 1 to August 31, 1990 surface diamond drilling on the Kitsault Valley Project totalled 7,095.90 m in 18 holes. Drilling was conducted on portions of the North Star, the Dolly Varden Deposit, Torbrit deposits and the V Vein.

The next drilling on the Dolly Varden property in 2011 was the initial program completed by the Company. A total of 21 surface diamond drill holes totalling 4,607.36 m were competed at Wolf Deposit for resource definition.

The 2012 drilling program by the Company targeted the down-dip and strike extension of the Dolly Varden Deposit mineralization, with six diamond drill holes aggregating 1,728.21 metres. Drilling confirmed the grade and tenor of mineralization indicated in historic drilling and historic mineral resource estimates above 450 m elevation, with well-mineralized intercepts in holes DV12-2 and DV12-4.

In the 2013 drilling program at the Torbrit Mine, fourteen holes were drilled for a total of 3,069 m from 4 different drill platforms. A total of 2,605 m of core was sampled, resulting in 1222 drill assay samples. The Torbrit mineralization appeared as epithermal veins, banded zones, banded breccias as well as massive carbonate, quartz and barite replacement. It is clear from the 2013 program that a large component of the Torbrit deposit mineralization represents a long-lived multistage system with silver-rich hydrothermal veining.

In 2014, a total of 12 NQ diamond drill holes, totalling 5,280 m, were completed on the Kitsault Valley Project. The program was designed to test six distinct property-scale targets for high- grade Ag-Au mineralization:

  The NNW strike extension of Torbrit;
  Possible extension of the Torbrit graben North of Evindsen Creek;
  The Red Point alteration system;
  The intersection of prospective stratigraphy with well mineralized / altered structures (Musketeer north, Kitsol); and;
  The contact between the Salmon River Formation and the underlying Hazelton Group volcanic rocks (Wolf).

The program was successful in intersecting moderately anomalous to high-grade Ag mineralization at all target areas.

Four drill programs have been completed at the Kitsault Valley Project from 2015 to 2018. Since 2014, the Company has completed 152 diamond core drillholes totalling 49,199 m at the Kitsault Valley Project. In 2015, the Company completed a total of 10 diamond drill holes, totalling 2,037 m. The drill program tested three different target areas within the Kitsault Valley Project, including Ace- Galena, Kitsol and the Sediment target. Moderately anomalous to high grade Ag mineralization was intersected at Ace-Galena and Kitsol. Furthermore, the lithology, alteration and mineralization intersected in the 2015 drillholes confirm the presence of VMS style mineralization at the Kitsault Valley Project.

In 2016, the Company completed a total of 13 diamond drillholes at the Kitsault Valley Project, totalling 2,312 m. Moderately anomalous to high grade mineralization was intersected in the 2016 drill program at Torbrit and Ace-Galena.

In 2017, the Company completed a total of 45 diamond drillholes at the Kitsault Valley Project, totalling 15,715.8 m. The 2017 drill program identified four new exploration targets within the Kitsault Valley Project, including:

  Moose-Lamb: Epithermal vein-type mineralization in the Moose-Lamb Fault with 4 m grading 987.5 g/t Ag, 5.90% Pb, 0.90% Zn from DV17-063.
  Torbrit North: Dolly Varden Torbrit horizon (high-grade exhalative) mineralization in the footwall of the Moose-Lamb Fault with 7.65 m grading 481.1 g/t Ag, 0.50% Pb and 0.29% Zn from DV17-058 and 22.74 m grading 433.3 g/t Ag, 0.74% Pb and 0.90% Zn from DV17-063.
  Torbrit East: Dolly Varden Torbrit horizon (high-grade exhalative) mineralization in the footwall of the Torbrit base structure with 6.85 m grading 298.5 g/t Ag, 1.06% Pb and 0.80% Zn from DV17-076 and 5.00 m grading 481.9 g/t Ag, 0.21% Pb and 0.12% Zn from DV17-078.
  Beginners Luck: silver mineralization in a breccia structure.

In 2018, the Company completed a total of 84 diamond drillholes at the Kitsault Valley Project, totalling 29,134.20 m. The 2018 drill program confirmed high grade mineralization at Torbrit, Torbrit east, Moose-Lamb, in the Kitsol zone and at the Dolly Varden deposit.

In 2019, the Company completed a total of 44 diamond drillholes targeting twelve exploration targets, totalling 11,863 m. The majority of these drillholes were reconnaissance tests within the potassic alteration belt to the north of the resource area, designed with the goal of confirming historical drilling as well as testing lateral strike extension and continuity at depth. Of these exploration targets, five areas yielded silver values sufficiently high enough to warrant further testing: Chance, Silver Horde, Mackay, Beginner's Luck, and Kitsol south. These targets occur within the same stratigraphic rocks of the Hazelton Group that exist at the Torbrit Mine deposit.

During the 2020 diamond drill program at the Dolly Varden claim block, a total of 11,397 meters in 40 diamond drill holes were completed. 19 holes were completed in the Torbrit mineral resource area focusing on infill and step-out drilling, and 21 exploration drill holes were completed targeting several areas on the Kitsault Valley Project.

During the 2021 field season, a total of 31 diamond drillholes were completed at the Dolly Varden claim block, for a total of 10,506 m. 21 of these drillholes were designed to test the high-grade Torbrit deposit and the neighbouring Kitsol vein, with the goal of expanding Resources as well as promoting the current inferred mineral resources to measured and indicated classifications. These drillholes tested the Kitsol vein and the northward extension of the Torbrit horizon below it, the westward connection of the Torbrit horizon with North Star, as well as infilling and expanding the Torbrit main and Torbrit north mineral resources. The remaining 10 holes were reconnaissance tests targeting the Medallion, Red Point, Syndicate, Silver Horde, and Wolf regional exploration targets.

During the 2021 field program, ten regional exploration and reconnaissance drillholes were completed targeting five target areas. Drilling at Wolf was competed in order to test the southwest extension of the Wolf vein, where drillhole DV21-273 confirmed significant mineralization outside the mineral resource. The Red Point target is located on the western side of the Kitsault Valley within the southern end of the Western Gold Belt area, where drilling encountered anomalous gold, silver, and copper mineralization hosted in stockwork quartz-veined Hazelton Group volcanic rocks. No significant results were returned from the drilling completed at the Medallion Prospect.  Drillhole DV21-270 tested the Syndicate Target and intersected an interval of 1.10 m core length that averaged 126 g/t Ag and 1.31 g/t Au. Drilling at Silver Horde was completed in order to test the volcanic rocks underlying the surface sediment cap rocks, as these volcanics lie down plunge of previously positive drill results.

During the 2022 drill program at the Dolly Varden claim block, 52 drillholes were completed for a total of 18,614 m drilled. Step-out and infill drilling was completed at the Torbrit deposit area (including the Kitsol vein), as well as wide-spaced step-out drilling at Wolf.

Step-out drilling at the Torbrit main deposit tested the southern extent of the current mineral resource, in addition to infilling zones of modelled inferred mineral resources. Drill results from the Kitsol vein zone suggest that grade and thickness of mineralization increases with depth.

Three exploration drill holes tested an IP chargeability anomaly and the depth extent of gold bearing veins from the Red Point area, located approximately 500m west of the Kitsol vein. All holes intersected strong QSP (quartz-pyrite -sericite) alteration with stockwork veining that returned anomalous gold over broad intervals. In areas where the quartz veining intensified and brecciation occurred, gold and copper grades increased.

Homestake Claim Block

Previous drilling at Homestake Ridge prior to the Company acquiring the project are described below. From 1964 to 1979 Dwight Collison drilled 7 short holes at the Lucky Strike (Homestake Resources) for a total of 58.2m. In 1989 to 1991, Noranda Exploration drilled 12 holes at Homestake & Vanguard showings for a total of 1,450.05m.

In 2000 Teck Cominco drilled 21 exploration holes at all the known zones for a total of 4,374.6m. From 2003 to 2012 Bravo Ventures (Homestake Resources) drilled 252 holes mainly at the Homestake Main and Homestake silver zones for a total of 71,026m. Then in 2013 and 2014, Agnico Eagle completed 16 exploration drill holes including at the Slide Zone for a total of 6,525m.

In 2022 the Company acquired the Homestake Ridge Property. During the 2022 diamond drill program at Homestake claim block, 56 drillholes were completed for a total of 18,448 m drilled. The drilling program was designed to infill and upgrade the current inferred mineral resources at the Homestake Main and Homestake Silver zones, as well as to test the extension of the deposits' mineralized zones. Drilling at the Homestake Main zone identified new targets down-dip of the deposit, and the results of infill drilling imply that the lenses of increased gold-silver grade within the deposit may be more continuous than previously interpreted from historical drilling.

The 2022 drilling at the Homestake Silver Deposit area was a combination of step out holes below the primarily inferred mineral resource as well as some infill drilling designed to convert inferred mineral resources to Indicated classification. The mineralization encountered in 2022 drilling is consistent with previous drilling.

Currently, the Company is compiling and examining the results from the 2022 drilling programs throughout the Kitsault Valley Project area and the authors of the Kitsault Valley Technical Report recommend that the Company complete a formal remodeling exercise at all of the current resource areas (deposits) and initiate revised mineral resource estimation where appropriate/necessary.

Sample Preparation, Analyses and Security

The following describes the surface sampling procedures for rock and soil sampling for mineral exploration that have been established by the Company. All sampling is conducted under the supervision of the Company's geologists or sampling technicians trained by TerraLogic Exploration Inc. ("TerraLogic"). The chain of sample custody from the field to the laboratory is continuously monitored.

Rock Samples

Rock samples are collected at the Kitsault Valley Project using the following procedure:

1) Sample location is determined using a handheld GPS or from the interpretation of detailed aerial photos;

2) A heavy grade plastic sample bag is labelled with sample ID (on both sides of the bag in permanent marker);

3) Sample information is entered into a notebook, information includes: date, field station, site coordinates, area, lithological unit and description, alteration and additional comments;

4) A 1 to 2 kg sample is collected from the sample location;

5) A photograph is taken of the sample collected and the sample location;

6) The sample is inserted into the sample bag and the bag is sealed using a plastic cable tie;

7) The sample site is marked with flagging tape and an aluminum tag (with corresponding sample ID inscribed on the tag);

8) Samples are transported back to camp at the end of the day;

9) Select samples are cut for detailed description and photographs before being shipped for analysis;

10) Samples are catalogued and placed into poly woven rice bags labelled with sample IDs;

11) A sample manifest is inserted into the first rice bag before being sealed; and

12) Rice bags are weighed and shipped

In the opinion of the author of the Kitsault Valley Technical Report, the rock sampling procedures and protocols employed by Dolly Varden are sufficient to ensure sample integrity and the resulting samples and their analysis are appropriate with respect to their intended use. There are no indications that there were any issues with respect to sample bias or sample security.

Soil Samples

Soil samples are collected at the Kitsault Valley Project using the following procedure:

1) Sample location is determined using a handheld GPS;

2) A sample bag is labelled with sample ID and a corresponding sample tag is inserted in the bag;

3) Sample information is entered into a notebook, information includes: date, site ID, site coordinates, sample description, sample depth, slope angle, sample quality and additional comments;

4) Samples are collected from the B-horizon (typically 25 to 45 cm below the surface) if possible;

5) Samples are transported back to camp and hung to dry prior to shipping;

6) Samples are placed into rice bags labelled with sample IDs and a sample manifest is inserted into the first rice bag before being sealed; and

7) Rice bags are weighed and shipped

Rock and soil samples are shipped separately, and all samples are double checked with the sample manifest before being sealed into rice bags. The authors of the Kitsault Valley Technical Report cannot verify that the samples were not tampered with during shipping, however, no issues with sample shipments or acceptance at the laboratories were reported. In the opinion of the author of the Kitsault Valley Technical Report, the soil sampling procedures and protocols employed by the Company are sufficient to ensure sample integrity and the resulting samples and their analysis are appropriate with respect to their intended use. There are no indications that there were any issues with respect to sample bias or sample security.

Diamond Drilling

Drill core collection occurs at the drill site after a drill site inspection is conducted. Drill site inspections are conducted under the supervision of the Company's geologists or consultants from TerraLogic and occur twice daily at shift change. Drill site inspections include safety checks and drillcore monitoring to ensure correct placement of the drillcore/core markers in the core boxes. Once the inspection is complete, the core boxes are loaded into metal baskets and transported to camp by helicopter. At the secure logging facility, Dolly Varden or TerraLogic personnel complete the following:

  The core boxes are laid out on wooden skids and a core inspection is completed.
  A quick summary log is completed on the core. Summary log information includes alteration, lithology and mineralization.
  The core boxes are transferred into the core shack for logging and sampling.
  Geotechnical procedures completed on the whole core include:
    converting footage markers to metric and recording one-meter intervals on the drill core;
    marking meterage on drill boxes;
    calculating core recovery;
    affixing a metal tag with drillhole number, box number and the meterage interval information to each core box; and
    recording the metal tag information into a digital data capture device.
  Geological logging procedures completed on the whole core include:
    marking sample intervals (completed by a project geologist) and recording the sample number and interval on each sample tag;
    recording the sample tag number and sample interval into the digital data collection device;
    recording the total recovered length of each sample interval; and
    logging all geological data into an Access database, information collected includes alteration, brecciation, lithology, mineralization, structure, shearing, veining and vein intervals.
  After logging, the core is removed from the core shack, stacked and photographed.
  Core sampling begins at the start of each sample interval and continues to the bottom of the hole.
  Core sampling is conducted using a conventional rock saw fitted with a diamond saw blade. The procedure for core sampling is as follows:
    sample tags and sample bags are prepared prior to sampling;
    each sample interval is visually inspected by the geo-technician prior to cutting to determine the best split for equal representation of the mineralization;
    the core is cut in half using the rock saw;
    half of the core is placed in the pre-marked sample bag and the other half is returned to the core box;
    the core saw is washed clean between each sample interval;
    standard reference materials are inserted into the sample sequence by the Kitsault Valley Project geologist at a rate of approximately 1 in every 25 samples (depending on the distribution of the metal-bearing zones);
    blank reference materials are inserted into the sample sequence by the Kitsault Valley Project geologist at a rate of approximately 1 in every 20 to 40 samples (depending on the distribution of the metal-bearing zones);
    duplicate samples are inserted into the sample sequence at a rate of approximately 1 in every 30 samples;
    sample bags are sealed using plastic ties and are placed into rice bags labelled with sample IDs; and
    sample bags are lined up in order prior to shipment.

All drill core samples are double-checked with the sample manifest before being sealed into rice bags. The chain of custody from the drill site to the laboratory is managed by the Company. No issues with sample shipments or their acceptance at the laboratories were reported. It is the opinion of the authors of the Kitsault Valley Technical Report that the Company's procedures are adequate with respect to the management and maintenance of sample security between the work site and the laboratory.

In the opinion of the author of the Kitsault Valley Technical Report, the drill core sampling procedures and protocols employed by the Company are sufficient to ensure sample integrity and the resulting samples and their analysis are appropriate with respect to their intended use. There are no indications that there were any significant issues with respect to sample bias or sample security.

Data Verification

The authors of the Kitsault Valley Technical Report found no significant issues with the Company's surface and underground drilling and sampling databases and deemed them suitable for use in the mineral resource estimates.

Dolly Varden has no relationship with any of the analytical laboratories used other than as an independent contract analytical service provider. Previous operators to Dolly Varden and previously used laboratory facilities also had no relation to each other, other than as an independent contract analytical service provider. The laboratories used both historically and currently include: Acme Analytical Laboratories Ltd., Eco-Tech Laboratories Ltd., ALS Minerals, CDN Resource Laboratories Ltd, Bureau Veritas Mineral Laboratories, AGAT Laboratories', Activation Laboratories Ltd., Blue Coast Research Ltd.

Dolly Varden, and its primary exploration consultants TerraLogic Exploration Inc., have adopted a comprehensive Quality Assurance and Quality Control ("QAQC") program at the Kitsault Valley Project. The primary author of the Kitsault Valley Technical Report (Mr. Turner, P.Geol.) was able to evaluate the key components of the Company's QAQC program during a visit to the Kitsault Valley Project completed in October 2018 and September 2022 and found no issues. With respect to all non-analytical data, the company utilizes a number of important QAQC protocols designed to ensure data quality, including surveying of drill collars by differential GPS, collection of down-hole surveys, and the validation through repeated checks of all drillhole logging information, including consistency checks for lithologic units and descriptions, monitoring/supervision of logging progress from geological and geotechnical logging to core sampling, and the verification of digitized data to illuminate data entry errors.

The 2016, 2017, 2018, 2019, 2020, 2021, and 2022 drill core samples from Dolly Varden area were submitted to ALS Canada Ltd. ("ALS") for sample preparation and analysis. At the sample preparation facilities, the samples were logged into a computer-based tracking system, weighed and dried. The entire sample was crushed so that 70% passes a 2 mm screen then a 1000g (2017-2020) or 500g (2021-2022) split was pulverized to better than 85% passing a <75-micron screen.

From the sample preparation facility, the pulp samples were shipped to ALS in Vancouver, for analysis. Drill core pulps were analyzed for Au using fire assay fusion with an atomic absorption spectroscopy ("AAS") finish. Samples were also analyzed for a suite of trace elements using ICP-MS four acid super trace analysis on a 1g split. Over limit analysis was completed using four acid ICP-AES (inductively coupled plasma - atomic emission spectroscopy) for ore grade levels of Ag, Cu, Pb and Zn. Samples grading over 1,500 ppm Ag were analyzed using gravimetric fire assay. Select samples from Torbrit were analyzed for bulk density (specific gravity) using analysis code OA-GRA09A.

The 2017 core samples taken by Auryn were sent to Terrace or Vancouver, where the samples are logged into ALS's sample tracking system, dried and fine crushed to better than 90 percent passing 2 mm. The sample is then split using a riffle splitter and a 250 g portion is pulverized to better than 85 percent passing 75 µm (ALS Sample Preparation Code Prep-33D). The pulverized samples were forwarded to ALS's analytical facility in Vancouver for analysis.  ALS is an accredited laboratory, recognized under accreditation No. 579, and conforms with requirements of CAN-P-1599, CAN-P-4E (ISOMEC 17025-20905)). Auryn is independent of ALS.

In Vancouver, each sample was assayed for gold and analysed for a multi-element suite. Gold was determined by fire assay on a 30 g sample with an AAS finish (ALS Code Au-AA23). Samples assaying greater than 5 g/t Au were re-assayed with a gravimetric finish (ALS Code Au-Grav21). One kilogram of pulverized material from samples assaying greater than 20 g/t Au were re-assayed by screened metallics fire assay (ALS Code Au-SCR21).

A one-gram sample of pulverized material was analysed for a 48-element suite, including silver and copper, by ICP-MS after a four-acid digestion (ALS Code ME-MS61).  Samples yielding analyses of silver greater than 100 ppm Ag were re-analyzed by HCl leach with AAS finish after a three-acid digestion (ALS Code Ag-OG62). Thirty grams of material yielding analyses of silver greater than 1,500 ppm Ag were fire assayed with a gravimetric finish (ALS Code Ag-GRA21)

The author of the Kitsault Valley Technical Report, Mr. Turner, visited the Dolly Varden claim block, now part of the larger Kitsault Valley Project that is the subject of this report, on October 1 and 2, 2018. During the site visit the author collected six duplicate core samples to confirm the presence of Ag mineralization.  The results of the silver analyses on the author's confirmation samples agree reasonably well with the Company's original analytical results considering the fact that the samples comprised relatively high silver grades and their silver contents will naturally exhibit some degree of variance due to the distribution of native silver and silver-bearing sulphide minerals.

The author of the Kitsault Valley Technical Report, Mr. Turner, visited the Kitsault Valley Project between September 28 and 29, 2022. During the site visit the author observed core logging and sampling procedures at the Company's Alice Arm campsite and visited and confirmed drill collar coordinates for several holes at the Torbrit, Kitsol, Wolf and Homestake target areas.  In addition, Mr. Turner collected six (6) additional duplicate core samples to confirm mineralization. The results from the 2022 check samples confirmed mineralization within the sampled intervals and agreed reasonably well with the original analyses within the Company's database.

Mineral Processing and Metallurgical Testing

Until 2019, there had not been any modern metallurgical test work completed on mineralization from any of the deposits or prospects at the Kitsault Valley Project. On May 8, 2019, the Company announced (Dolly Varden, 2019a) the results of an initial metallurgical test program that examined samples for mineralization from the Dolly Varden and Torbrit deposits.

Composites from the Dolly Varden and Torbrit Deposits were selected by Geologists from the Company to be representative of the average silver equivalent resource grade. The samples contained 290-350g/t Ag, with relatively minor amounts of lead (0.35% to 0.55% Pb) and zinc (0.39% to 1.11% Zn). It should be noted that the zinc grade for both deposits is significantly higher than was reported from historical production at Torbrit, where it is likely that the previous operators focused on higher grade silver-lead zones of mineralisation as flotation technology in the 1920s did not enable lead and zinc separation.

In January 2019, samples from Torbrit and the Dolly Varden Deposit were shipped to Blue Coast Research Ltd. ("BCR"), located in Parksville, BC for a preliminary metallurgical assessment. The test work focused on feed characterisation (head assays and mineralogical analysis via QEMSCAN), comminution testing (Bond Ball Work Index), froth flotation, whole ore cyanide leaching, cyanide leaching of flotation tails and gravity recoverable silver testing.

Based on the test work conducted at BCR, it is realistic to expect that Dolly Varden Deposit and Torbrit material could return on average, 86% and 88% silver recovery respectively. The Dolly Varden Deposit is best suited to a whole ore tank leach process which will likely not result in payment for the base metals - further optimisation of flotation conditions may result in a flowsheet whereby zinc can be better rejected from the lead concentrate, but further test work is required to demonstrate this. Torbrit appears to respond more favourably to differential lead/zinc flotation with cyanidation on the flotation tails providing additional silver recovery.

It is the opinion of the authors of the Kitsault Valley Technical Report that the mineralization tested appears to have been reasonably representative of the respective deposits.  Furthermore, the test wok completed is appropriate for the mineralization being tested. However, the tests completed represent an early stage (high level) examination of the mineralization's metallurgical characteristics. Thus, although results were encouraging, and no significant issues were identified, these results are not yet sufficiently detailed or comprehensive to allow for any sort of economic assessment of the deposits and additional test work is recommended.

It is recommended that as the Kitsault Valley Project advances, additional metallurgical test work is conducted to increase the robustness of the metallurgical projections indicated above.

Mineral Resource Estimates

The Kitsault Valley Project includes mineral resource estimates for 7 discrete deposits or zones including the Homestake Main, Homestake Silver and Homestake Reef zones located in the Homestake area in the northern part of the Kitsault Valley Project area, and Wolf, North Star, Torbrit and the Dolly Varden Deposit in the southern portion (former Dolly Varden claim block) of the Kitsault Valley Project.

The Kitsault Valley Technical Report includes a review of previously reported mineral resources estimates for the seven mineral deposits located on the recently combined Kitsault Valley Project, which were originally disclosed in Turner and Nicholls (2019) and Hough et al. (2022).  The authors of the Kitsault Valley Technical Report have reviewed these mineral resource estimates for the Kitsault Valley Project and accept them as current based upon reviews of the Kitsault Valley Project's drilling database, the assumptions and estimation parameters on their original MRE's, their respective Reasonable Prospects for Eventual Economic Extraction ("RPREE"), and an evaluation of the potential impact of subsequent drilling completed at or near each.

The current Kitsault Valley Project mineral resource estimates are tabulated below. The resource estimates are stated in accordance with CSA's NI 43-101 rules for disclosure and were estimated in accordance with the CIM "Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines" dated November 29, 2019, and CIM "Definition Standards for Mineral Resources and Mineral Reserves" dated May 10, 2014. As discussed above, the Kitsault Valley Technical Report authors have completed a review of the Kitsault Valley Project MRE's with respect to their specific estimation parameters and assumptions, as well as the potential effect of recent drilling and their (current) RPREE.  As a result of this review, the authors of the Kitsault Valley Technical Report accept the mineral resources estimates tabulated below as Current.

Table 4.1  Summary of Current Kitsault Valley Project Mineral Resources.

Resource Area	Cutoff	Deposit	Tonnes (Mt)	Silver (g/t)	Gold (g/t)	Copper (%)	Lead (%)	Silver (Moz)	Gold (koz)	Copper (Mlb)	Lead (Mlb)
Indicated
Homestake	2.0 g/t AuEq	Homestake Main	0.736	74.8	7.02	0.18	0.08	1.80	166.0	2.87	1.25
		Homestake Silver	-	-	-	-	-	-	-	-	-
		Homestake Reef	-	-	-	-	-	-	-	-	-
Dolly Varden	150 g/t Ag	Torbrit	2.623	296.8	-	-	-	25.025	-	-	-
		Dolly Varden Deposit	0.156	414.2	-	-	-	2.078	-	-	-
		Wolf	0.402	296.6	-	-	-	3.834	-	-	-
		North Star	0.236	262.8	-	-	-	1.994	-	-	-
		Total	4.153	-	-	-	-	34.731	166.0	2.87	1.25

Inferred
Homestake	2.0 g/t AuEq	Homestake Main	1.747	35.9	6.33	0.35	0.11	2.0	355.6	13.32	4.14
		Homestake Silver	3.354	146.0	3.13	0.03	0.18	15.7	337.0	2.19	13.2
		Homestake Reef	0.445	4.9	8.68	0.04	0.001	0.1	124.2	0.36	0.00
Dolly Varden	150 g/t Ag	Torbrit	1.185	278.0	-	-	-	10.588	-	-	-
		Dolly Varden Deposit	0.086	271.5	-	-	-	0.754	-	-	-
		Wolf	0.010	230.6	-	-	-	0.070	-	-	-
		North Star	0.005	223.6	-	-	-	0.035	-	-	-
		Total	6.831	-	-	-	-	29.2	816.8	15.87	17.34

Notes:

(1) Mineral resources are not mineral reserves as they do not have demonstrated economic viability although, as per CIM requirements, the mineral resources reported above have been determined to have demonstrated reasonable prospects for eventual economic extraction.

(2) The mineral resources were estimated in accordance with the CIM Standards on Mineral Resources and Reserves, Definitions (2014) and Best Practices Guidelines (2019) prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council.

(3) The mineral resources for the Homestake Main, Homestake Silver, and Homestake Reef zones were originally reported in Hough et al (2022) - QPs Andrew J. Turner, P.Geol., and David Stone, P. Eng., effective date January 20, 2022.

(4) The mineral resources for Torbrit, the Dolly Varden Deposit, North Star and Wolf were originally reported in Turner and Nicholl (2019) - QP Andrew J. Turner, P.Geol., effective date May 8, 2019.

(5) The resources reported above are reviewed in detail within the Kitsault Valley Technical Report and are accepted as current by the Qualified Person, Mr. Andrew J. Turner, B.Sc., P.Geol., of APEX Geoscience Ltd.

(6) The Cut-off grade for the Homestake claim block mineral resources is 2.0 g/t AuEq, which was determined using average block grade values within the estimation domains and a Au price of $1,300/ tr oz, a Ag price of US$20.00/ tr oz, and a Cu price of US$2.50/lb, and Mill Recoveries of 92% for Au, 88% from Ag and 87.5% for Cu and combined mining, milling and G&A costs of approximately US$109/ton.

(7) The Cut-off grade for the Dolly Varden claim block mineral resource is 150 g/t Ag, which was determined using a Ag price of US$20.00/ tr oz, a recovery of 90% and combined mining, milling and G&A costs of US$80/ton and was supported by comparison to similar projects.

(8) Sufficient sample density data existed to allow for estimation of block density within the estimation domains of the Homestake Main, Homestake Silver, and Homestake Reef zones, which ranged from 2.69 t/m3 to 3.03 t/m3.

(9) Bulk density values ranging from 2.79 t/m3 to 3.10 t/m3 were assigned to individual estimation domains based on available SG measurements for the DV, TB, NS and WF deposits.

(10) Differences may occur in totals due to rounding.

In the opinion of the authors of the Kitsault Valley Technical Report, the most significant risk/uncertainty pertaining to the Kitsault Valley Project MRE's is the accuracy and completeness of the historical workings and stopes at the property, which could potentially affect the MRE's for the Torbrit and Dolly Varden (and possibly the North Star) deposits.  The Company has made efforts to locate, validate and digitize historical maps, sections and level plans from various historical reports that has resulted in the current set of underground workings at these deposits.  Although this information is quite detailed, there remains a risk that additional unreported, and thus as yet unknown, workings exist within these past-producing mines.  At some point in the near future, the APEX authors recommend that efforts be made to secure and re-open access to the Dolly Varden Deposit and Torbrit to further survey and examine (sample) their respective historical workings.

The existing drillhole and assay database, particularly for the Homestake Main and Silver deposits and the Dolly Varden Deposit and Torbrit includes analytical data from a significant number of older (pre-2000's) drillholes.  Although significant efforts have been made to verify the locations of these holes there is a risk that some are not properly located and/or may have analyses that were not performed up to today's high standards of accuracy and precision.  The Company is working to mitigate this risk by slowly "replacing" older drillholes with newer infill drilling.  Over time, this risk will be further reduced.

Metallurgical characterization has not yet been definitively established at any of the deposits on the Kitsault Valley Project. Further metallurgical test work is recommended in order to increase the understanding of the mineralization and to better delineate any zones with low (poor) recovery that would help to increase confidence in the resources for the Kitsault Valley Project.

Currently, there is no orientated core to support the orientation of the structurally controlled high-grade domains at the Homestake area. Additional infill drilling with oriented drill holes is recommended at all of the Kitsault Valley resource areas in order to provide greater certainty in the current geological models at each deposit. Along with additional drilling, detailed structural measurement collection (utilizing oriented drill core) is also recommended for future infill and expansion drill programs, particularly at the Homestake area deposits, in order to provide data to further support current structural interpretations.

Unsampled intervals within, or adjacent to, mineralization zones represent a source of uncertainty, particularly within historical (older) drillholes. If possible (if core is available), all unsampled intervals proximal to mineralized zones should be sampled. If not available, follow-up drilling should be targeted so as to verify or replace older drillholes with possible sampling issues.

The authors are not aware of any other significant material risks to the MRE other than the inherent risks to mineral exploration and development in general. The authors of the Kitsault Valley Technical Report are not aware of any specific environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant factors that might materially affect the results of this resource estimate, and there appear to be no obvious impediments to developing the MRE at the Homestake claim block.

Recommendation

Based upon the author's site visit, the currently identified Ag-Au resources present on the Kitsault Valley Project, and the potential for additional discoveries (based on geology and the results of exploration work discussed in the Kitsault Valley Technical Report), it is the opinion of the authors of the Kitsault Valley Technical Report that the Kitsault Valley Project is a "Property of Merit" warranting significant continued exploration work.

In addition to various administrative costs, a significant exploration program is recommended for the Kitsault Valley Project.  This includes detailed mapping, prospecting and rock sampling, and geophysical surveying at several areas with an emphasis recommended at the North Dome area, north of the Homestake deposits, and the "Cu-belt" alteration zone south of the Homestake deposits, as well as the remainder of "the gap" between the Homestake claim block and Dolly Varden claim block resource areas.

Additional in-fill and step-out drilling is recommended for the currently defined mineral resource areas at the Dolly Varden claim block comprising the Dolly Varden, Torbrit, North Star, Wolf and the three (3) main zones of mineralization at the Homestake claim block. New drilling should be completed in order to tighten drillhole spacing and increase confidence in the current geological models.  Priority should thus be given to drillholes that test areas that currently have hole spacing greater than average.  Priority should also be given to drillholes that test areas of the deposits that currently comprise mainly historical data points, which will a) validate or replace historical data and b) provide additional multi-element data for potential addition to future mineral resource updates (i.e. Cu, Pb and Zn).

With respect to the Dolly Varden claim block resources (the Dolly Varden Deposit, Torbrit, North Star and Wolf), continued drill testing of their respective stratigraphic strike extensions and depth projections is recommended.  This includes the continued drill testing of the northwest extension of the Torbrit stratigraphic horizon, marked by increased K and Na depletion of volcanics, to identify additional basins that might contain additional volcanic-hosted mineralization.  Cross-cutting structures should also be tested for their potential to host epithermal (structurally-hosted) mineralization. Continued drill testing for the Torbrit horizon is recommended within the altered Hazelton group stratigraphy which runs through Wolf to the Ace Galena and Chance prospects.

With respect to the Homestake area resources, continued drill testing of their respective along-strike and down-dip (down-plunge) extensions is also recommended. Specifically, infill drilling was conducted at the Homestake Main zone in 2022 and similar infill drilling is recommended for the Homestake Silver zone in 2023.  Additional drilling to test down-plunge and northern strike extensions of the Homestake Main zone is recommended.

There is currently no significant subsurface structural data available to assist/support geological modelling efforts at any of the Kitsault Valley Project's resource areas. As a result, core orientation and subsequent structural measurements is recommended as part of the recommended infill and step-out drill programs at the Kitsault Valley Project.  This will provide data that will help support correlations and geological interpretations thereby supporting grade continuity, which will improve geological models and thereby potentially improve classification within future updated mineral resources estimates. Additional specific gravity testing is recommended, and consideration should be given to making SG determination a regular part of the Company's geotechnical core logging program.

RISK FACTORS

The Company is subject to risks and challenges similar to other companies in a comparable stage of development. The exploration and development of the Kitsault Valley Project is highly speculative, characterized by significant inherent risk and may not be successful. These factors should be reviewed carefully.

The risks and uncertainties described below are not the only risks and uncertainties that the Company faces. Additional risks and uncertainties of which the Company is not aware or that the Company currently believes to be immaterial may also adversely affect the Company's business, financial condition, results of operations or prospects. If any of the possible events described below occur, the Company's business, financial condition, results of operations or prospects could be materially and adversely affected.

This AIF also contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks described below and elsewhere in this AIF. See "Forward Looking Statements".

In addition to other information contained or incorporate by reference in this AIF, readers should carefully consider the following risk factors that are applicable to the Company, the Kitsault Valley Project and future projects that the Company may acquire:

Resource Exploration and Development is Inherently Speculative

The exploration for and development of mineral deposits involves significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate or adequately mitigate. While the discovery of a mineral deposit may result in substantial rewards, few projects that are explored are ultimately developed into producing mines. Major expenditures are required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices (which are highly volatile and cyclical); and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, allowable production, importing and exporting of minerals and environmental protection. There can be no guarantee that the estimates of quantities and qualities of minerals disclosed will be economically recoverable. With all mining operations, there is uncertainty and, therefore, risk associated with operating parameters and costs resulting from the scaling up of extraction methods tested in pilot conditions.

Mineral exploration is speculative in nature and there can be no assurance that any minerals discovered will result in the definition of a mineral resource. The Company's operations will be subject to all of the hazards and risks normally encountered in the exploration, development and production of minerals. These include unusual and unexpected geological formations, rock falls, seismic activity, flooding and other conditions involved in the extraction of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although precautions to minimize risk will be taken, operations are subject to hazards that may result in environmental pollution and consequent liability that could have a material adverse impact on the business, operations and financial performance of the Company. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

Assuming discovery of a mineral deposit that may be commercially viable and depending on the type of mining operation involved, many years can elapse from the initial phase of drilling until commercial operations are commenced. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital or in mineral projects failing to achieve expected project returns.

The economics of developing gold and silver and other exploration and evaluation assets is affected by many factors, including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment, access to qualified personnel and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. The remoteness and restrictions on access of the Company's exploration and evaluation assets may have an adverse effect on profitability as a result of higher infrastructure costs. There are also physical risks to the exploration personnel working in the terrain in which the Company's exploration and evaluation assets are located, which are subject to poor climate conditions.

The long-term commercial success of the Company depends on its ability to explore, develop and commercially produce minerals from its exploration and evaluation assets and to locate and acquire additional properties worthy of exploration and development for minerals. No assurance can be given that the Company will be able to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, the Company may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participation uneconomic.

Relationships with Local Communities and Indigenous Organizations

Negative relationships with Indigenous and local communities could result in opposition to the Company's projects. Such opposition could result in material delays in attaining key operating permits or make certain projects inaccessible to the Company's personnel. Dolly Varden respects and engages meaningfully with Indigenous and local communities at all of its operations. The Company is committed to working constructively with local communities, government agencies and Indigenous groups to ensure that exploration work is conducted in a culturally and environmentally sensitive manner.

Dolly Varden believes that the Company's operations can provide valuable benefits to surrounding communities, in terms of direct employment, training and skills development and other benefits associated with ongoing payment of taxes. In addition, the Company will seek to maintain its partnerships and relationships with local communities, including Indigenous peoples, and stakeholders in a variety of ways, including in-kind contributions, volunteer time, sponsorships and donations. Notwithstanding ongoing efforts, local communities and stakeholders could become dissatisfied with its activities or the level of benefits provided, which could result in civil unrest, protests, direct action or campaigns against it. Any such occurrence could materially and adversely affect the Company's business, financial condition or results of operations.

Permits and Licenses

The activities of the Company are subject to government approvals, various laws governing prospecting, development, land resumptions, production taxes, labour standards and occupational health, mine safety, toxic substances and other matters, including issues affecting local indigenous populations. Amendments to current laws and regulations governing operations and activities of exploration and mining, or more stringent implementation thereof, could have a material adverse impact on the business, operations and financial performance of the Company.

Further, the mining licenses and permits issued in respect of its mineral property may be subject to conditions that, if not satisfied, may lead to the revocation of such licenses. In the event of revocation, the value of the Company's investments in its exploration and evaluation assets may decline.

Substantial Capital Requirements

Management of the Company anticipates that it may make substantial future capital expenditures for the acquisition, exploration, development and production of its exploration and evaluation assets. As the Company will be at the exploration stage with no revenue being generated from the exploration activities on its exploration and evaluation assets, the Company may have limited ability to raise the capital necessary to undertake or complete future exploration work, including drilling programs.

There can be no assurance that debt or equity financing will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Company. Moreover, future activities may require the Company to alter its capitalization significantly.

The inability of the Company to access sufficient capital for its operations could have a material adverse effect on the Company's financial condition, results of operations or prospects. In particular, failure to obtain such financing on a timely basis could cause the Company to forfeit its interest in its exploration and evaluation assets, miss certain acquisition opportunities and reduce or terminate its operations.

Financing Risks

The Company does not have a producing mineral project and no sources of operating revenue. The Company's ability to explore for and find potential economic projects, and then to bring them into production, is highly dependent upon its ability to raise equity and debt capital in the financial markets. There is no assurance that the Company will be able to raise the funds required to continue its exploration programs and finance the development of any potentially economic deposit, including the Kitsault Valley Project, that is identified on acceptable terms or at all. The failure to obtain the necessary financing would have a material adverse effect on the Company's growth strategy, results of operations, financial condition and prospects.

Development of the Company's projects is dependent on the Company securing the required project financing in order to maintain its ownership interest in the projects. No assurance can be given that the Company will be successful in achieving this.

Profitability Cannot be Assured

The Company has no history of producing silver, gold or copper. There can be no assurance that the Company will successfully establish mining operations or profitably produce silver, gold or copper from the Kitsault Valley Project or any other project.

The Kitsault Valley Project is in the exploration and evaluation stage and as a result, the Company is subject to all of the risks associated with establishing new mining operations and business enterprises including: (i) the availability of capital to finance construction and development activities is uncertain, may not be available, or may not be available at a cost which is economic to construct and develop a mine; (ii) the timing and cost, which can be considerable, to construct mining and processing facilities is uncertain and subject to increase; (iii) the availability and cost of skilled labour, consultants, mining equipment and supplies; (iv) the timing to receive any outstanding documentation, including permits, tax exemptions and fiscal guarantees required to commence construction and/or draw down on any loan facility that may be entered into by the Company in the future; and (v) the costs, timing and complexities of mine construction and development may be increased with the Kitsault Valley Project.

It is common in new mining operations to experience unexpected problems and delays during construction, development and mine start-up. Accordingly, there are no assurances that the Company's activities will result in profitable mining operations or that the Company will successfully establish mining operations or profitably produce silver, gold or copper at the Kitsault Valley Project or any of its future projects.

The Company has incurred losses since its inception. The Company incurred the following net losses for the past three fiscal years as follows:

  $20,649,147 million for the year ended December 31, 2024
  $26,650,462 million for the year ended December 31, 2023
  $19,270,419 million for the year ended December 31, 2022

The Company expects to continue to incur losses unless and until such time as any of its projects generates sufficient revenues to fund continuing operations. The development of the Kitsault Valley Project will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultants' analysis and recommendations, the rate at which operating losses are incurred, and the Company's acquisition of additional projects, some of which are beyond the Company's control. There can be no assurance that the Company will ever achieve profitability.

Fury's Ability to Exercise Significant Control Over the Company

Immediately following the acquisition of the Homestake Ridge Project on February 25, 2022, Fury owned approximately 36.9% of the Company on an outstanding basis. Fury currently owns approximately 15% of the Company's Common Shares on an undiluted basis. Although Fury has agreed to certain contractual restrictions that limit its ability to control Dolly Varden, as provided for in the Investor Rights Agreement between the Company and Fury, Fury may have the ability to exercise significant influence over matters requiring shareholder approval, including the election of the members of the Board and approval of significant corporate transaction such as changes of control and as such control the Company's policies and operations. Fury's interests may not in all cases be aligned in all respects with other shareholders of the Company and could deprive shareholders of the Company of an opportunity to receive a premium on the Common Shares and ultimately affect the market price of Common Shares.

So long as Fury continues to beneficially own a sufficient number of Common Shares, even if it beneficially owns significantly less than a majority of Dolly Varden's outstanding Common Shares, it could continue to be able to effectively control of Company's decisions.

Dolly Varden and Fury have entered into the Investor Rights Agreement pursuant to which Fury has certain Board nomination rights and agreed to a one year resale restriction on its Common Shares that has now expired. In addition, Fury agreed to certain matters that limit its ability to control Dolly Varden. After such restrictions expire, there will be no contractual restrictions on Fury's ability to exercise voting rights. In either case, this concentration of ownership may make it more difficult for other Dolly Varden shareholders to effect substantial changes in the Company. The Investor Rights Agreement provides Fury with pre-emptive or participation rights to maintain its ownership percentage in the Company, which could allow Fury to continue to maintain its ownership percentage.

Following the expiration of re-sale restrictions applicable to Fury, a significant number of Common Shares may be sold by Fury, which could adversely affect the market price of the Common Shares.

Competition

The mining industry is highly competitive and the Company will be required to compete for the acquisition of mineral permits, claims, leases and other mineral interests for operations, exploration and development projects. Many of the Company's competitors for the acquisition, exploration, production and development of exploration and evaluation assets, and for capital to finance such activities, include companies that have greater financial and personnel resources available to them than the Company. If the Company is unable to successfully compete in its industry it could have a material adverse effect on the Company's results of operations and financial condition.

Volatility of Mineral Prices

Resource exploration is significantly linked to the outlook for commodities. The market price of any mineral is volatile and is affected by numerous factors that are beyond the Company's control. These include international supply and demand, the level of consumer product demand, international economic trends, currency exchange rate fluctuations, the level of interest rates, rate of inflation, global or regional political events and international events, as well as a range of other market forces. Sustained downward movements in mineral market prices could render less economic, or uneconomic, some or all of the mineral extraction and/or exploration activities to be undertaken by the Company.

The future trend in the prices of silver, gold and copper cannot be predicted with any degree of certainty. The market price of minerals affects the economics of any potential development project, as well as having an impact on the perceptions of investors with respect to mineral equities, and therefore, the ability of the Company to raise capital. A decrease in the market price of silver, gold, copper and other metals could affect the Company's ability to finance exploration and development of the Kitsault Valley Project, which would have a material adverse effect on the Company's financial condition and results of operations. There can be no assurance that the market prices of silver, gold and copper will remain at current levels or that such prices will improve or that market prices will not fall.

Mineral Reserves / Mineral Resources

The Company's exploration and evaluation assets are in the early exploration stage only and, though they contain current mineral resources, they do not contain a known body of commercial minerals ("mineral reserves"). Mineral reserves are, in large part, estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Mineral reserve estimates for exploration and evaluation assets that have not yet commenced production may require revision based on actual production experience.

Market price fluctuations of metals, as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore bodies and the processing of new or different mineral grades, may cause a mining operation to be unprofitable in any particular accounting period.

Remote Areas and Infrastructure

The Kitsault Valley Project is located in a remote area in northwest British Columbia. As a result, Dolly Varden's operations and personnel may be subject to operating and safety risks arising from several factors, including, but not limited to: water scarcity, inadequate and poorly maintained roads; limited air transport options; and, deficient or non-existent public services, including communications, energy, fire department, healthcare, water, and police. These risks may compound impacts of some of the other risks identified in this document, including security, natural disasters, and social, among others.

Additionally, exploration activities and eventually mining, process and development activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources, and water supply are important determinants which affect capital and operating costs. Lack of such infrastructure or unusual or infrequent weather phenomena, sabotage, terrorism, government, or other interference in the maintenance or provision of such infrastructure could adversely affect the Company's operations, financial condition, and results of operations.

Environmental Risks

All phases of the mining business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and state and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with mining operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability, and potentially increased capital expenditures and operating costs. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at any future producing exploration and evaluation assets or require abandonment or delays in the development of new mining properties.

Moreover, mining companies are often targets of actions by non-governmental organizations and environmental groups in the jurisdictions in which they operate. Such organizations and groups may take actions in the future to disrupt the Company's operations. They may also apply pressure to local, regional and national government officials to take action which are adverse to the Company's operations. Such actions could have an adverse effect on the Company's ability to advance is projects and, as a result on its operations and financial performance.

Political, Economic and Social Risks and Uncertainties

The Company's operations at the Kitsault Valley Project are located in northern British Columbia, and, as such, its operations are exposed to various levels of political, economic and other risks and uncertainties inherent in operating in such jurisdiction. Risks and uncertainties of operating in northern British Columbia may vary from time to time, but are not limited to a limited local workforce, poor infrastructure, a complex regulatory regime and harsh weather.

Reliance on Key Personnel

The success of the Company will be largely dependent upon the performance of its management and key employees and contractors. In assessing the risk of an investment in the shares of the Company, potential investors should realize that they are relying on the experience, judgment, discretion, integrity and good faith of the proposed management of the Company.

Specialized Skill and Knowledge

Various aspects of the Company's business require specialized skills and knowledge. Such skills and knowledge include the areas of permitting, geology, drilling, metallurgy, logistical planning and implementation of exploration programs as well as finance and accounting. The Company's management team and Board provide much of the specialized skill and knowledge. The Company may also retain outside consultants as additional specialized skills and knowledge are required. However, it is possible that the Company may experience delays and increased costs in locating and/or retaining skilled and knowledgeable employees and consultants in order to proceed with its planned exploration and development at its mineral properties.

Conflicts of Interest

Certain directors and officers of the Company will be engaged in, and will continue to engage in, other business activities on their own behalf and on behalf of other companies. As a result of these and other activities, such directors and officers of the Company may become subject to conflicts of interest. The BCBCA provides that in the event that a director or senior officer has a material interest in a contract or proposed contract or agreement that is material to the issuer, the director or senior officer must disclose his or her interest in such contract or agreement and a director must refrain from voting on any matter in respect of such contract or agreement, subject to and in accordance with the BCBCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the BCBCA. To the knowledge of the management of the Company, as at the date hereof, there are no existing or potential material conflicts of interest between the Company and a director or officer of the Company, except as otherwise disclosed in this AIF.

Dividends

To date, the Company has not paid any dividends on its outstanding Common Shares. Any decision to pay dividends on the shares of the Company will be made by the Board on the basis of the Company's earnings, financial requirements and other conditions.

Unlimited Authorized Share Capital

The Company has an unlimited number of Common Shares that may be issued by the Board without further action or approval of the Company's shareholders, except in limited circumstances. While the Board is required to fulfil its fiduciary obligations in connection with the issuance of such shares, the shares may be issued in transactions with which not all shareholders agree, and the issuance of such shares will cause dilution to the ownership interests of the Company's shareholders.

Future Issuances May Affect the Market Price of the Common Shares

In order to finance future operations, the Company may raise funds through the issuance of additional Common Shares or the issuance of debt instruments or other securities convertible into Common Shares. The Company cannot predict the size of future issuances of Common Shares or the issuance of debt instruments or other securities convertible into Common Shares or the dilutive effect, if any, that future issuances and sales of securities will have on the market price of the Common Shares.

Fluctuation of Stock Exchange Prices

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered to be exploration stage companies, has experienced wide fluctuations which have not necessarily been related to the performance or underlying asset values of such companies. There can be no assurance that such fluctuations will not affect the price of the Company's Common Shares. These factors are ultimately beyond the control of the Company and could have a material adverse effect on the Company's financial condition and results of operations.

The market price of the Common Shares may fluctuate based on a number of factors. In addition to those factors listed in this AIF, the following factors may cause the volatility of the Common Shares to increase: (i) the Company's operating performance and the performance of competitors and other similar Companies; (ii) the market's reaction to the issuance of securities or to other financing transactions, to the Company's press releases and other public announcements, and to the Company's filings with the various securities regulatory authorities; (iii) changes in valuations or recommendations by research analysts who cover the Common Shares or the shares of other Companies in the resource sector; (iv) changes in general economic conditions; (v) the arrival or departure of key personnel; (vi) acquisitions, strategic alliances or joint ventures involving the Company or its competitors; (vii) variables not directly related to the Company's success and is therefore not within the Company's control; and (viii) the factors listed under the heading "Forward Looking Statements".

The effect of these and other factors on the market price of the Common Shares on the TSXV and the NYSE American has historically made the Company's share price volatile and suggests that the Company's share price will continue to be volatile in the future.

Securities or Industry Analysts

The trading market for Common Shares could be influenced by research and reports that industry and/or securities analysts may publish about the Company, its business, the market or competitors. The Company does not have any control over these analysts and cannot assure that analysts will cover it or provide favourable coverage. If any of the analysts who may cover the Company's business change their recommendation regarding the Company's stock adversely, or provide more favourable relative recommendations about its competitors, the stock price would likely decline. If any analyst who may cover the Company's business were to cease coverage or fail to regularly publish reports on the Company, it could lose visibility in the financial markets, which in turn could cause the stock price or trading volume to decline.

Continued Listing Criteria of the TSX and NYSE

The Common Shares are currently listed on the TSXV and the NYSE American. In order to maintain the listing, the Company must maintain compliance with certain corporate governance and financial and share distribution targets, including without limitation, maintaining a minimum number of public shareholders, and, in the case of the NYSE American, a minimum share price. In addition to objective standards, the TSXV or the NYSE American may delist the securities of any issuer if, among other circumstances, in its opinion: the issuer’s financial condition and/or operating results appear unsatisfactory; if the Company fails to accurately report financial performance on a timely basis; if it appears that the extent of public distribution or the aggregate market value of the security has become so reduced as to make continued listing on the TSXV or the NYSE American inadvisable; if the issuer sells or disposes of principal operating assets or ceases to be an operating company; if an issuer fails to comply with the listing requirements of TSXV or the NYSE American; or if any other event occurs or any condition exists which makes continued listing on the TSXV or the NYSE American, in the opinion of the TSXV or the NYSE American, inadvisable.

If the TSXV or the NYSE American delists the Common Shares, investors may face material adverse consequences, including, but not limited to, a lack of trading market for the Common Shares, reduced liquidity, decreased analyst coverage of the Company, and an inability for the Company to obtain additional financing to fund  operations.

Title Risks

The Company has investigated its rights to explore and exploit the Kitsault Valley Project and, to the best of its knowledge, the Company's rights will be in good standing given the progress of development. The acquisition of title to exploration and evaluation assets or interests therein is a very detailed and time-consuming process. The exploration and evaluation assets may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. There can also be no assurance that the Company's rights will not be challenged or impugned by third parties.

Additionally, the Company's mineral claims may overlap with other mineral claims owned by third parties which may be considered senior in title to the Company's mineral claims. The junior claim is only invalid in the areas where it overlaps a senior claim. Although the Company is not aware of any existing title uncertainties with respect to the Kitsault Valley Project, there is no assurance that such uncertainties will not result in future losses or additional expenditures, which could have an adverse impact on the Company's future cash flows, earnings, results of operations and financial condition.

Property Commitments

The Company's mineral properties and/or interests may be subject to various land payments, royalties and/or work commitments. Failure by the Company to meet its payment obligations or otherwise fulfil its commitments under these agreements could result in the loss of related property interests.

Costs of Land Reclamation

Dolly Varden is subject to strict environmental laws and regulations in connection with its exploration and development activities in British Columbia. Our policy is to conduct business in a way that safeguards public health and the environment. The Company complies with local laws and statutory and regulatory requirements relating to the protection of the environment, including, but not limited to, air quality, water management and quality, solid and hazardous waste management and disposal, land use and reclamation. It is difficult to determine the exact amounts which could be required to complete all land reclamation activities in connection with Dolly Varden's properties. Accordingly, it may be necessary to revise planned expenditures and operating plans in order to fund reclamation activities. Such costs may have a material adverse impact upon the financial condition and results of operations of the Company.

Limited Operating History

The Company was formed by amalgamation under the BCBCA on January 30, 2012, and has yet to generate a profit from its activities. The Company will be subject to all of the business risks and uncertainties associated with any business enterprise, including the risk that it will not achieve its growth objective. The Company anticipates that it may take several years to achieve positive cash flow from operations. Even if the Company does undertake exploration activity on its exploration and evaluation assets, there is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

Failure to Realize Anticipated Benefits

We may seek to expand our business through acquisitions, and we intend to consider and evaluate opportunities for growth through acquisitions when suitable acquisition targets present themselves. There can be no assurance that we will find attractive acquisition candidates in the future, or that we will be able to acquire such candidates on economically acceptable terms, if at all. Acquisitions may require substantial capital and negotiations of potential acquisitions and the integration of acquired operations could disrupt our business by diverting the attention of management and employees away from day-to-day operations. The difficulties of integration may be increased by the necessity of coordinating geographically diverse organizations, integrating personnel with disparate backgrounds and combining different corporate cultures.

At times, acquisition candidates may have liabilities or adverse operating issues that we fail to discover through due diligence before the acquisition. If we consummate any future acquisitions, our capitalization and results of operations may change significantly. Any acquisition involves potential risks, including, among other things: mistaken assumptions about mineral properties, mineral resources or mineral reserves and costs, including synergies; an inability to successfully integrate any project that we acquire; an inability to hire, train or retain qualified personnel to manage and operate the operations acquired; the assumption of unknown liabilities; limitations on rights to indemnity from the seller; mistaken assumptions about the overall cost of equity or debt; unforeseen difficulties operating acquired projects, which may be in new geographic areas; and the loss of key employees and/or key relationships at the acquired project. Acquisitions or investments may require us to expend cash, resulting in our inability to use these funds for other business purposes. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition, results of operations or prospects.

Uninsured Risks

The Company is subject to a number of operational risks and may not be adequately insured for certain risks, including: accidents or spills, industrial and transportation accidents, which may involve hazardous materials, labour disputes, catastrophic accidents, fires, blockades or other acts of social activism, changes in the regulatory environment, impact of non-compliance with laws and regulations, natural phenomena such as inclement weather conditions, floods, earthquakes, ground movements, cave-ins, and encountering unusual or unexpected geological conditions and technological failure of exploration methods.

There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the properties of the Company, personal injury or death, environmental damage or, regarding the exploration activities of the Company, increased costs, monetary losses and potential legal liability and adverse governmental action, all of which could have an adverse impact on the Company's future cash flows, earnings, results of operations and financial condition. The payment of any such liabilities would reduce the funds available to the Company. If the Company is unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy.

No assurance can be given that insurance to cover the risks to which the Company's activities are subject will be available at all or at commercially reasonable premiums. The Company is not currently covered by any form of environmental liability insurance, since insurance against environmental risks (including liability for pollution) or other hazards resulting from exploration activities is unavailable or prohibitively expensive. This lack of environmental liability insurance coverage could have an adverse impact on the Company's future cash flows, earnings, results of operations and financial condition.

Unforeseen Expenses and Increased Costs

Changes to the Company's exploration and development costs could have a major impact on its operations. Increased mineral exploration activity on a global scale has made some services difficult to procure, particularity skilled and experienced contract drilling personnel. Dolly Varden's main exploration and development expenses are contractor costs, materials including diesel fuel, personnel costs and energy. Changes in costs of the Company's mineral exploration activity could occur as a result of other unforeseen events, including international and local economic and political events, and the unforeseen scarcity of critical components and economic disruption as may be caused by tariffs imposed by the US or by counter tariffs in response. Additionally, the Company relies on third party suppliers for a number of raw materials. Supply chains are subject to a number of risks not wholly within the Company's control, including: terrorism, political instability leading to the closing of borders, exchange rate fluctuation, inflation and changes in law (including increased environmental  standards,  international  sanctions  and  local  content  requirements).  Any material increase in the cost of raw materials, or the inability by the Company to source third party suppliers for the supply of its raw materials, for the reasons listed above or otherwise could lead to increased or unforeseen costs and have a material adverse effect on the Company's results of operations or financial condition. While the Company is not aware of any expenses that may need to be incurred that have not been taken into account, if such expenses were subsequently incurred, the expenditure proposals of the Company may be adversely affected.

Tariffs could negatively impact our operations.

Since February 2025, multiple tariff measures between the U.S., Canada and other countries have been implemented and subsequently adjusted.

The continued implementation, timing and rates of potential U.S. tariffs, the countries on which they are levied and the responses from such countries are difficult to predict at this time. We do not export products to the U.S. and would not be directly impacted by the imposition of new tariffs on goods imported into the U.S. However, a Canada-U.S. or a broader trade war also has the potential to adversely impact global supply chains and make supplies that we require at the Kitsault Valley Project more expensive, harder to obtain or unavailable. Scarcity in the global supply chain would likely increase the cost of supplies required generally, which could impair our ability to operate.

The indirect effects of tariffs imposed by the U.S. or by counter tariffs in response are difficult to assess, but the potential for tariffs represents a risk and may adversely affect our business, financial condition and results of operations.

Climate Change

The Company recognizes climate change as an international and community concern. The effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency. Furthermore, increased regulation of greenhouse gas emissions (including in the form of carbon taxes or other charges) may adversely affect the Company's operations and that related legislation is becoming more stringent.

The Company is focused on operating in a manner that minimizes environmental impacts of its activities; however, environmental impacts from exploration and drilling activities are inevitable. The physical risks of climate change that may impact the Company's operations are highly uncertain and may be particular to the unique geographic circumstances associated with each of its operations. Such physical risks include, but are not limited to, extreme weather events, resource shortages, changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures. The Company's operations in northern British Columbia are particularly impacted by extreme weather due to their remoteness. There may also be supply chain implications in getting supplies to the Company's operations, including transportation issues. The Company makes efforts to mitigate climate risks by ensuring that extreme weather conditions are included in its emergency response plans. However, there is no assurance that the response will be effective, and the physical risks of climate change will not have an adverse effect on the Company's operations and profitability.

Moreover, governments are introducing climate change legislation and treaties at the international, national and local levels. Regulations relating to emission levels and energy efficiency are becoming more stringent, which may result in increased costs of compliance. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, if current regulatory trends continue, this may result in increased costs at some or all of the Company's operations. There is no assurance that such regulations will not have an adverse effect on the Company's results of operations and financial condition.

Legal and Litigation Risks

All industries, including the exploration industry, are subject to legal claims, with and without merit. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding to which the Company may become subject could have a material adverse effect on the Company's business, prospects, financial condition, and operating results. Defense and settlement of costs of legal claims can be substantial.

Public Companies are Subject to Securities Class Action Litigation Risk

In the past, securities class action litigation has often been brought against a Company following a decline in the market price of its securities. If the Company faces such litigation, it could result in substantial costs and a diversion of management's attention and resources, which could materially harm its business.

Flow-Through Shares

Historically, the Company has issued FT Shares and Charity FT Shares to fund exploration activities, with the most recent Charity FT Share financing occurring in September 2024. Canadian tax rules normally require the Company to have spent flow-through funds on "Canadian exploration expenses" (as defined in the Tax Act by the end of the calendar year following the year in which they were raised. This gives the Company until December 31, 2025 to spend any amounts raised during calendar 2024 on Canadian exploration expenses.

While the Company intends to satisfy its expenditure commitments related to the March 2024 Offering and the September 2024 Offering, there can be no assurance that it will do so. If the Company does not renounce to the purchasers of the Charity FT Shares, effective on or before December 31 of the year following the September 2024 Offering and the March 2024 Offering, Canadian exploration expenses in an amount equal to the aggregate purchase price paid by such purchasers for the Charity FT Shares, or if there is a reduction in such amount renounced pursuant to the provisions of the Tax Act, the Company shall indemnify the purchaser for an amount equal to the amount of any tax payable or that may become payable under the Tax Act (and under any corresponding provincial legislation) by the purchaser as a consequence of such failure or reduction; however, there is no guarantee that the Company will have the financial resources required to satisfy such indemnity.

The Company may also be subject to interest on flow-through proceeds renounced under the look-back rules in respect of prior years, and penalties, in accordance with regulations in the Tax Act, if it is determined that flowthrough proceeds were not properly or timely spent on Canadian exploration expenses.

Interest Rate Changes.

Fluctuations in interest rates can affect the Company's results of operations and cash flow.  Our exposure to changes in interest rates results from investing activities undertaken to manage our liquidity and capital requirements. The Company's cash incurs interest at a floating rate. There can be no assurance that we will not be materially adversely affected by interest rate changes in the future.

Public Health Crises and Related Risk

Pandemics, outbreaks of infectious disease or other public health crisis could adversely impact us. An outbreak of infectious disease, a pandemic or a similar public health threat, such as the COVID-19 outbreak, or a fear of any of the foregoing, could adversely impact us by causing operating, supply chain and project development delays and disruptions, and increased costs. Pandemics and outbreaks of infectious diseases represent a serious threat to maintaining a skilled workforce in the mining industry and is a major challenge. There can be no assurance that our personnel and operations will not be impacted by future pandemic diseases with workforce productivity reduced and increased medical costs and/or insurance premiums as a result of these health risks. Furthermore, our operations may be suspended or restricted due to government-mandated actions.

Inflation

The Company's operating costs could escalate and become uncompetitive due to supply chain disruptions, inflationary cost pressures, equipment limitations, escalating supply costs, commodity prices and additional government intervention through stimulus spending or additional regulations. The Company's inability to manage costs may impact, among other things, future development decisions, which could have a material adverse impact on the Company's financial performance.

International Conflict

International conflict and other geopolitical tensions and events, including war, military action, terrorism, trade disputes, and international responses there to, have historically led to, and may in the future lead to, uncertainty and market disruptions, including significant volatility in commodity prices, credit and capital markets and interest rates.  For example, Russia's invasion of Ukraine has led to sanctions being levied against Russia by the international community and may continue to result in additional sanctions or other international action, any of which may have a destabilizing effect on commodity prices (such as coal, gas and oil) and global economies more broadly. Volatility in commodity prices caused by such events may adversely affect our business, financial condition and results of operations.

These and other impacts of international conflict could also have the effect of heightening many of the other risks described in this "Risk Factors" section. The ultimate impact of any international conflict on our business is difficult to predict and depends on factors that are evolving and beyond our control, including the scope and duration of the conflict, as well as actions taken by governmental authorities and third parties in response. We may experience material adverse impacts to our business, results of operations, financial condition and our Common Share price as a result of any of these disruptions, even after specific events of international conflict have subsided.

Financial Safeguards

Although we believe our financial statements are prepared with reasonable safeguards to ensure reliability, we cannot provide absolute assurance. We prepare our financial reports in accordance with accounting policies and methods prescribed by International Financial Reporting Standards as issued by the International Accounting Standards Board. In the preparation of financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of Dolly Varden. Significant accounting policies are described in more detail in the notes to our audited financial statements and management discussion and analysis for the financial year ended December 31, 2024. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported, we have implemented and continue to analyse our internal control systems for financial reporting. Although we believe our financial reporting and financial statements are prepared with reasonable safeguards to ensure reliability, we cannot provide absolute assurance in that regard.

Information Systems and Cyber Security

The Company's operations depend on information technology ("IT") systems. These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber-attacks, as well as disruptions resulting from incidents such as cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, vandalism and theft. The Company's operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company's reputation and results of operations.

Although to date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that the Company will not incur such losses in the future. The Company's risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cybersecurity and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Third-Party Contractors May Not Meet Our Quality Standards.

We enter into contracts with third-party contractors to provide various services, including maintenance of equipment and heavy machinery, trucking services, core drilling, exploration drilling related costs, repair and maintenance of camp infrastructure, brokerage and logistics services, and the transportation and treatment of hazardous wastes. There can be no assurance that we will be able to find or engage third-party contractors for any particular service or find a contractor that is willing to undertake a particular service within our budget and schedule (including as a result of a lack of manpower due to a shortage of available and qualified workers), which could result in cost increases or delays.

Furthermore, there can be no assurance that the services rendered by any of our third-party contractors will meet our quality standards or will be able to deliver services on a timely or satisfactory manner. Contractors may also experience financial or other difficulties, including insolvency, and shortages or increases in the price of materials or labour may occur, any of which could delay the completion or increase the cost of services, and we may incur additional costs as a result thereof.

Market Perception

Market perception of junior precious metals companies such as the Company may shift such that these companies are viewed less favourably. This factor could impact the value of investors' holdings and the ability of the Company to raise further funds, which could have a material adverse effect on the Company's business, financial condition and prospects.

Enforcement of Foreign Judgements

The Company is incorporated under the laws of British Columbia, Canada and the majority of the Company's directors and officers are residents of Canada. Because all or a substantial portion of the Company's assets are in Canada and the assets of certain directors are located in Canada, it may be difficult for U.S. or foreign investors to effect service of process within their jurisdiction upon the Company or upon such persons who are not residents of the United States or the foreign jurisdiction, or to realize in the United States or foreign jurisdictions upon judgments of U.S. or foreign courts predicated upon civil liabilities under U.S. or foreign securities laws. A judgment of a U.S. or foreign court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. or foreign court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

Social and Environmental Activism

There is an increasing level of public concern relating to the effects of mining on the natural landscape, in communities and on the environment. Certain non-governmental organizations, public interest groups and reporting organizations ("NGOs") who oppose resource development can be vocal critics of the mining industry. In addition, there have been many instances in which local community groups have opposed resource extraction activities, which have resulted in disruption and delays to the relevant operation. While Dolly Varden seeks to operate in a socially responsible manner and believes it has good relationships with local communities in the region in which it operates, NGOs or local community organizations could direct adverse publicity against and/or disrupt the operations of the Company in respect of its properties, regardless of its successful compliance with social and environmental best practices, due to political factors, activities of unrelated third parties on lands in which the Company has an interest or operations specifically. Any such actions and the resulting media coverage could have an adverse effect on the reputation and financial condition of the Company or its relationships with the communities in which it operates, which could have a material adverse effect on the Company's business, financial condition, results of operations, cash flows or prospects.

U.S. Holders May be Subject to Adverse U.S. Federal Income Tax Consequences.

U.S. investors should be aware that they could be subject to certain adverse U.S. federal income tax consequences in the event that the Company is classified as a 'passive foreign investment company' ("PFIC") for U.S. federal income tax purposes. The determination of whether the Company is a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the Company's income, expenses and assets from time to time and the nature of the activities performed by the Company's officers and employees. The Company may be a PFIC in one or more prior tax years, in the current tax year and in subsequent tax years.

Prospective investors should carefully read the tax discussion in any applicable prospectus supplement for more information and consult their own tax advisors regarding the consequences of the Company being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making certain elections that may mitigate certain possible adverse U.S. federal income tax consequences that may result in an inclusion in gross income without receipt of such income.

Information Available to U.S. Investors.

The Company is a foreign private issuer under applicable U.S. federal securities laws and, therefore, is not required to comply with certain of the periodic disclosure and current reporting requirements of the U.S. Exchange Act and related rules and regulations. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although it will be required to file with or furnish to the SEC the continuous disclosure documents that the Company is required to file in Canada under Canadian securities laws. In addition, the Company's officers, directors and principal shareholders are exempt from reporting holdings in the Company's securities and the 'short swing' profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, the Company's securityholders may not know on as timely a basis when its officers, directors and principal shareholders purchase or sell securities of the Company as the reporting periods under the corresponding Canadian insider reporting requirements are longer.

The Company is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. In addition, as a foreign private issuer, the Company is exempt from the proxy rules under the U.S. Exchange Act. The Company also has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that the Company discloses the requirements it is not following and describes the Canadian practices it follows instead. The Company may elect to follow home country practices in Canada with regard to certain corporate governance matters. As a result, the Company's shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements.

The Company May Lose its Foreign Private Issuer Status in the Future.

The Company may lose its foreign private issuer status if a majority of the Common Shares are owned of record in the United States and the Company fails to meet the additional requirements necessary to avoid loss of foreign private issuer status, which require that the majority of both its directors and executive officers are not U.S. citizens or residents, a majority of the Company's assets are located outside the United States, and that its business be principally administered outside the United States. The regulatory and compliance costs to the Company under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs the Company incurs as a Canadian foreign private issuer eligible to use the multijurisdictional disclosure system. If the Company is not a foreign private issuer, it would not be eligible to use the multijurisdictional disclosure system or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.

The Company could be negatively impacted by any failure to comply with applicable antibribery and anti-corruption laws.

The Company is subject to anti-bribery and anti-corruption laws, including the Corruption of Foreign Public Officials Act (Canada) and the United States Foreign Corrupt Practices Act of 1977, as amended. Failure to comply with these laws could subject the Company to, among other things, reputational damage, civil or criminal penalties, other remedial measures and legal expenses which could adversely affect the Company's business, results from operations, and financial condition. It may not be possible for the Company to ensure compliance with anti-bribery and anti-corruption laws in every jurisdiction in which its employees, agents, sub-contractors or joint venture partners are located or may be located in the future.

Other Risks

The level of demand for the Company's exploration is increasingly affected by regional and global demographic and macroeconomic conditions, including population growth rates and changes in standards of living. A significant downturn in global economic growth, or recessionary conditions in major geographic regions, may lead to reduced demand for commodities, which could adversely affect the Company's business and results of operations.

Additionally, weak global economic conditions and turmoil in global financial markets, including constraints on the availability of credit, have in the past adversely affected, and may in the future continue to adversely affect, the financial condition and creditworthiness of some of the Company's customers, suppliers and other counterparties, which in turn may negatively impact the Company's business. Any deterioration in economic conditions due to the current coronavirus concerns could negatively impact the Company's exploration.

DIVIDENDS AND DISTRIBUTIONS

To date, the Company has not paid any dividends on its outstanding Common Shares. There are no restrictions in the Company's articles or elsewhere prohibiting it from paying dividends, other than customary general solvency requirements.

Any decision to pay dividends on the Common Shares will be made by the Board on the basis of the Company's earnings, financial requirements and other conditions. In the immediate future, Dolly Varden does not anticipate any earnings arising from which dividends could be paid.

DESCRIPTION OF CAPITAL

The Company is authorized to issue an unlimited number of Common Shares, of which 79,519,464 Common Shares were issued and outstanding as of the date of this AIF, being April 30, 2025. The Company has only one class of shares.

Effective as of April 7, 2025, the Company implemented the Consolidation on the basis of one new post consolidation Common Share for every four existing pre-consolidation Common Shares. The Consolidation acted to reduce the number of issued and outstanding Common Shares from 318,077,469 on a pre-Consolidation basis to approximately 79,519,464 on a post-Consolidation basis. No fractional Common Shares were issued pursuant to the Consolidation and any fractional Common Shares that would have otherwise been issued will be rounded to the nearest whole Common Share. In this AIF, the number and price of Common Shares, Options and RSUs are stated on post-Consolidation basis giving retroactive effect to the Consolidation.

Common Shares

All of the Common Shares rank equally as to voting rights, participation in a distribution of our assets on our liquidation, dissolution or winding-up and the entitlement to dividends. The shareholders are entitled to receive notice of all meetings of shareholders and to attend and vote their Common Shares at such meetings. Each Common Share carries with it the right to one vote. In the event of the Company's liquidation, dissolution or winding-up or other distribution of our assets, the shareholders will be entitled to receive, on a pro rata basis, all of our assets remaining after we have paid out our liabilities. Distribution in the form of dividends, if any, will be set by the Board of the Company.

MARKET FOR SECURITIES

Market

The Common Shares are listed for trading on the TSXV under the symbol "DV" and on the NYSE American under the symbol "DVS". The closing prices of the Common Shares on the TSXV and NYSE American on April 29, 2025, being the date prior to the date of this AIF, were $3.74 and US$2.70 respectively.

Trading Price and Volume of the Common Shares

The following sets forth the high and low market prices for the TSXV and the volume of the Common Shares traded on the TSXV for the fiscal year ended December 31, 2024 (stated on a post-Consolidation basis):

	Price Range(1)
Month (2024)	High $	Low $	Volume(2)
December	4.6	3.44	3,384,098
November	5.24	4.18	4,593,221
October	5.84	4.32	6,552,921
September	4.68	3.8	2,841,148
August	4.6	3.64	3,779,065
July	4.88	4.04	1,951,337
June	4.8	3.88	2,384,724
May	5.16	3.6	3,058,091
April	4.32	3.44	4,308,004
March	3.4	2.76	3,446,115
February	3	2.64	2,038,800
January	3.68	2.48	3,881,853

(1) Includes intra-day highs and lows on the TSXV.

(2) Total volume traded in the month in Canada.

Prior Sales

The following table sets forth certain information regarding the sale of securities of the Company that were issued during the fiscal year ended December 31, 2024, but not listed or quoted on a marketplace. All information set forth below is stated on a post-Consolidation basis.

Date of Issue	Number and Type of Securities	Issue Price ($)
April 2, 2024	662,250 Stock Options(1)	3.36
April 2, 2024	295,750 Restricted Share Units(2)	--
May 22, 2024	25,000 Stock Options(1)	4.24
June 24, 2025	18,750 Stock Options(1)	4.00

(1) Options granted to certain directors, officers and employees of the Company pursuant to the Company's Stock Option Plan, exercisable for a term of five years.

(2) RSUs granted pursuant to the Company's RSU Plan, vesting equally over three years.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER

Designation of Class	Number of securities held in escrow or that are subject to a contractual restriction on transfer	Percentage of class
Common Shares	12,763,647(1)	22.0%

(1) Stated on a post-Consolidation Basis

On February 25, 2022 the Company entered into an investor rights agreement (the "Investor Rights Agreement") with Fury in connection with the completion of the Company's acquisition of the Homestake Ridge gold-silver project (as it was then called), located adjacent to the Company's Dolly Varden Project (as it was then called), from Fury.  The Investor Rights Agreement provides that Fury will not sell or trade any Common Shares unless Fury complies with certain restriction including that (i) Fury has provided Dolly Varden with 10 business days' written notice of its intention to sell a specified number of Common Shares at no less than a specified price and Dolly Varden has had a period of 10 business days to attempt to arrange for purchasers of such Common Shares; and (ii) Fury restricts the number of Common Shares sold by it on a daily basis so that such Common Shares do not exceed 10% of the daily trading volume of the Common Shares on the TSXV provided that Fury may undertake sales in excess of this daily volume limit via block trades of at least 125,000 Common Shares.

The Investor Rights Agreement automatically terminates upon the earliest of: (i) the first date in which the Fury Percentage (as such term is defined in the Investor Rights Agreement) is less than 10%; (ii) termination by written agreement of the Company and Fury; and (iii) the dissolution or liquidation of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets out the names and country and state or province of residence of the directors and executive officers of the Company, their present position(s) and offices with the Company, their principal occupations during the last five years and their holdings of Common Shares, as applicable, as at the date hereof.

The term of office of the directors expires annually at the time of the Company's annual shareholder meeting or until his or her successor is elected. The term of office of the Company's executive officers expires at the discretion of the Board.

Name, Jurisdiction of Residence, and Present Office Held	Since	Number and Percentage of Common Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction Is Exercised(1)	Principal Occupation During the Past Five Years
Shawn Khunkhun(4) British Columbia, Canada Director, President, and CEO	February 18, 2020	105,625 Common Shares

Corporate finance/mining executive. CEO and director of Dolly Varden since February 2020 former CEO and current director of StrikePoint Gold Inc. since May 2013. Director of Gladiator Metals Corp. since October 8, 2021 and director of Goldshore Resources Inc. since May 31, 2021.

Darren Devine(2)(3)(5) British Columbia, Canada Director and Chairman	August 25, 2016	118,943 Common Shares	Principal of CDM Capital Partners (a firm that provides corporate finance advisory services to private and public companies).
James Sabala(2)(3)(5)(6) Idaho, USA Director	October 7, 2016	50,880 Common Shares	Retired businessman; director of Thunder Mountain Gold Inc.; director of Cascadia Minerals Ltd; and former CFO and Senior VP of Hecla Mining Company.

Name, Jurisdiction of Residence, and Present Office Held	Since	Number and Percentage of Common Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction Is Exercised(1)	Principal Occupation During the Past Five Years
Robert McLeod(4) British Columbia, Canada Director	February 18, 2020	67,981 Common Shares	Director and former CEO of Nexgold Mining Corp. (a mineral resource exploration company); CEO and Director of Nations Royalty Corp.
Forrester (Tim) Clark(2)(7) Massachusetts, United States Director	February 25, 2022	24,507 Common Shares	CEO & Director of Fury Gold Mines Ltd. (a mineral resource exploration and development company); Managing Director at BMO Capital June 2014 to December 2020.
Michael Henrichsen(4) British Columbia, Canada Director	February 25, 2022	24,648 Common Shares

CEO and director of Goldshore Resources Inc. since May 31, 2021.

Consulting geologist;
Former Chief Geological Officer at Fury Gold Mines Ltd. (a mineral resource exploration and development company), Former Chief Geologist at Torq Resources Inc., Former Chief Geologist at Sombrero Resources Inc., Chief Geologist at Tier One Metals Inc., Director, President & Secretary at RV Mineral Exploration Consulting Ltd

Ann Fehr British Columbia, Canada CFO and Corporate Secretary	March 1, 2020	44,667 Common Shares

Consultant at Fehr & Associates (an accounting and consulting firm that provides advisory services to public and private companies) , including holding a part time CFO position for Dolly Varden Silver Corporation since March 2020.

Robert Van Egmond(4), P.Geo British Columbia, Canada VP, Exploration	January 1, 2017	35,704 Common Shares	VP, Exploration (formerly Chief Geologist) at Dolly Varden Silver Corporation

Notes:

(1) Stated on a post-Consolidation basis

(2) Member of the Audit Committee

(3) Member of the Nominating and Governance Committee

(4)  Member of the Sustainability, Safety and Environment Committee

(5) Member of the Compensation Committee

(6)  Nominated to the Board by Hecla pursuant to an Ancillary Rights Agreement between the Company and Hecla

(7) Nominated to the Board by Fury pursuant to the Investor Rights Agreement.

As at the date of this AIF, the Company's directors and executive officers as a group beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 472,955 Common Shares, representing 0.6% of the issued and outstanding Common Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as set forth below, to the knowledge of management, no director or executive officer of the Company is, as of the date of this AIF, or was, within the 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company that was the subject of a cease trade order, an order similar to a cease trade order or an order that denied the company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days, that was issued: (i) while such person was acting in that capacity; or (ii) after such person was acting in such capacity and which resulted from an event that occurred while that person was acting in such capacity.

Except as set forth below, to the knowledge of management, no director or executive officer of the Company, or shareholder holding a sufficient number of securities to affect materially the control of the Company is, as of the date of this AIF, or has been, within 10 years before the date hereof, a director or executive officer of any company that, while such person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the knowledge of management, no director or executive officer of the Company, or shareholder holding a sufficient number of securities to affect materially the control of the Company has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

To the knowledge of management, no director or executive officer of the Company, or shareholder holding a sufficient number of securities to affect materially the control of the Company has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

The British Columbia Securities Commission, as principal regulator, issued a management cease trade order against Track X Holdings Inc., a Company of which Darren Devine was acting as a director, on January 29, 2020 in connection with the late filing of the company's financial statements, management's discussion and analysis and officer's certifications for the year ended September 30, 2019, the quarter ended December 31, 2019 and the quarter ended March 31, 2020. The management cease trade order was revoked on May 7, 2020 in connection with the completion of the filing of the financial statements.

The British Columbia Securities Commission, as principal regulator, issued a management cease trade order against Chakana Copper Corp., a Company of which Darren Devine was acting as directors, on October 1, 2019 in connection with the late filing of the company's annual financial statements, management's discussion and analysis and officer's certifications for the year ended May 31, 2019. The management cease trade order was revoked on November 19, 2019 in connection with the completion of the annual filings.

The British Columbia Securities Commission, as principal regulator, issued a management cease trade order against Aequus Pharmaceuticals Inc. a Company of which Ann Fehr was acting as an officer, on May 9, 2022 in connection with the late filing of the company's annual financial statements, management's discussion and analysis and officer's certifications for the year ended December 31, 2021.  The annual filings were filed June 30, 2022, and the management cease trade order was revoked on July 7, 2022. The delayed filing resulted from late responses from an unrelated third party audit requests, which delayed its audit procedure.

On January 11, 2016, Arch Coal, Inc, a company of which Mr. Sabala was acting as director, and substantially all of its wholly owned domestic subsidiaries filed voluntary petitions for reorganization collectively under Chapter 11 of Title 11 of the U.S. Code in the United States Bankruptcy Court for the Eastern District of Missouri. On October 5, 2016, Arch Coal emerged from Chapter 11.

Conflicts of Interest

To the best of the Company's knowledge, except as otherwise noted in this AIF, there are no existing or potential conflicts of interest among the Company, its directors, officers, or other members of management of the Company except that certain of the directors, officers and other members of management serve as directors, officers and members of management of other public companies and therefore it is possible that a conflict may arise between their duties as a director, officer or member of management of such other companies and their duties as a director, officer or member of management of the Company.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosure by directors and officers of conflicts of interest and the Company will rely upon such laws in respect of any directors' or officers' conflicts of interest or in respect of any breaches of duty to any of its directors and officers. All such conflicts must be disclosed by such directors or officers in accordance with British Columbia corporate law.

PROMOTORS

No person or company has acted as a promoter of Dolly Varden or any of the Company's subsidiaries during the financial years ending December 31, 2024 or December 31, 2023.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no legal proceedings or regulatory actions to which the Company is a party, or to which any of its projects are subject, nor are there any such proceedings known or contemplated, that are of a material nature.

AUDIT COMMITTEE INFORMATION

Audit Committee Charter

The charter of the Audit Committee is attached as Schedule "A" to this AIF.

Composition of the Audit Committee and Independence

The Audit Committee is composed of James Sabala (Chair), Darren Devine, and Forrester (Tim) Clark. Each of Messrs. Sabala, Devine and Clark are "independent" and all of the members of the Audit Committee are "financially literate" within the meanings ascribed thereto in NI 52-110.

Relevant Education and Experience

Each of the members of the Audit Committee has had several years of experience as a senior executive and a member of the board of directors of significant business enterprises in which he has assumed substantial financial and operational responsibility. In the course of these duties, the members have gained a reasonable understanding of the accounting principles used by the Company; an ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; experience analysing and evaluating financial statements that present a breadth and level of complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience actively supervising one or more individuals engaged in such activities; and an understanding of internal controls and procedures for financial reporting.

The following chart summarizes each of the Audit Committee member's relevant education and experience.

Member	Independent/ Not Independent	Financially Literate/ Not Financially Literate	Relevant Education and Experience
James Sabala	Independent	Financially Literate	Previously served as CFO for Hecla.
Darren Devine	Independent	Financially Literate	Principal of CDM Capital Partners, a firm that provides corporate finance advisory services.
Forrester (Tim) Clark	Independent	Financially Literate	Previously served as member of the Audit Committee for Fury; holds MBA in finance and accounting.

Reliance on Certain Exemptions

Since the commencement of the Company's most recently completed financial year, the Company has determined that it intends to continue to rely on the exemptions contained in Section 2.4 of NI 52-110. Section 2.4 provides an exemption from the requirement that the Audit Committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total amount of fees payable to the auditor in the fiscal year in which the non-audit services were provided. The Company has not relied, and does not intend to rely, on Part 8 of NI 52-110. Part 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110, in whole or in part.

Under Section 5(b)(c) and (d) of Form 52-110F2, the Company has not relied on any of the following exemptions:

(i) the exemption in subsection 6.1.1(4) (Circumstance Affecting the Business or Operations of the Venture Issuer),

(ii) the exemption in subsection 6.1.1(5) (Events Outside Control of Member), and

(iii) the exemption in subsection 6.1.1(6) (Death, Incapacity or Resignation).

Audit Committee Oversight

Since the commencement of the Company's most recently completed financial year, the Board has not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Pre-Approval Policies and Procedures

The Company has a procedure to bring to the Audit Committee any requests in advance of the engagement of non- audit services. The Audit Committee will review the engagement of non-audit services as required if they will exceed 5% of the total fees payable to the auditor.

External Auditor Service Fees

The following table provides information about the fees billed to the Company, for professional services rendered by Davidson & Company LLP, Chartered Professional Accountants, during the financial years ended December 31, 2024 and 2023:

	2024 ($)	2023 ($)
Audit Fees(1)	75,000	50,000
Audit Related Fees(2)	30,366	24,293
Tax Fees(3)	51,500	29,100
All Other Fees(4)	27,329	41,231
Total(5)	184,195	144,624

(1)  Audit fees were for professional services rendered by the Company's auditors for the audit of the Company's annual consolidated financial statements.

(2)  Audit related fees were for services related to limited procedures performed by the Company's auditors related to interim reports as well as services provided in connection with statutory and regulatory filings.

(3)   Tax fees are for tax compliance, tax advice and tax planning.

(4)  All other fees for services performed by the Company's auditors.

(5)  These fees only represent professional services rendered and do not include any out-of-pocket disbursements or fees associated with filings made on the Company's behalf. These additional costs are not material as compared to the total professional services fees for each year.

Exemption

The Company is relying on the exemption provided in Section 6.1 of NI 52-110 by virtue of the fact that it was a venture issuer as of the end of its most recently completed financial year. Section 6.1 exempts the Company from the requirements of Parts 3 (Composition of the Audit Committee) and 5 (Reporting Obligations) of NI 52-110 and allows for the short form of disclosure of audit committee procedures set out in Form 52-110F2 and disclosed in this AIF.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as set out herein, no director or executive officer of the Company, and to the knowledge of Dolly Varden, no person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10 percent of the outstanding voting securities of Dolly Varden, and no associate or affiliate of the foregoing, has any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect Dolly Varden.

TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal office at 510 Burrard Street, 3rd Floor, Vancouver, BC, Canada, V6C 3B9.

MATERIAL CONTRACTS

Except for contracts made in the ordinary course of business, the following are the only material contracts entered into by the Company since the beginning of the most recently completed financial year or before the beginning of the most recently completed financial year for any material contract that is still in effect:

  Ancillary Rights Agreement between Dolly Varden and Hecla dated September 4, 2012, pursuant to which Hecla was granted certain nomination rights, pre-emptive rights and a right of first offer.

  Investor Rights Agreement between the Company and Fury dated February 25, 2022, pursuant to which, among other things, Fury has the right to appoint up to two nominees to the Dolly Varden board provided it maintains ownership of a certain proportion of the issued and outstanding Common Shares.

  The Hecla Subscription Agreement dated October 30, 2023 among the Company and Hecla by which Hecla agreed to subscribe for  3,846,154 common shares of the Company at a price of $2.60 per share.

  The Underwriting Agreement among the Company and the March 2024 Underwriters dated March 6, 2024 by which the March 2024 Underwriters agreed to act as Underwriters for Dolly Varden in respect of the March 2024 Offering.

  The Underwriting Agreement among the Company and the September 2024 Underwriters dated August 21, 2024 by which the September 2024 Underwriters agreed to act as Underwriters for Dolly Varden in respect of the September 2024 Offering.

Material contracts not in the ordinary course of business are available under Dolly Varden's profile on the SEDAR+ website at www.sedarplus.ca.

INTERESTS OF EXPERTS

Names of Experts

The current auditor of the Company is Davidson & Company LLP, Chartered Professional Accountants.

All scientific and technical information relating to the Kitsault Valley Project contained in this AIF is solely derived from the Kitsault Valley Project Report authored by Andrew J. Turner, B.Sc., P. Geo. and Rachelle Hough, P. Geo., each of whom is an independent "Qualified Person" as defined in NI 43-101.

Interests of Experts

Davidson & Company LLP is independent of the Company within meaning of the Rules of Professional Conduct of the Institute of Chartered Professional Accountants of British Columbia.

To the knowledge of the Company, as of the date hereof, none of Andrew J. Turner, Rachelle Hough nor any of their "designated professionals" as defined in NI 51-102, hold any beneficial interest in, directly or indirectly, Common Shares, or securities convertible into Common Shares, equal to or greater than one percent (1%) of the issued and outstanding Common Shares, nor any other property of the Company or any of its associates or affiliates.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR+ at www.sedarplus.ca.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans is contained in the Company's management proxy circular for the general and special meeting of its shareholders held on June 24, 2024.

Additional financial information is provided in the Company's audited financial statements and management discussion and analysis for the financial year ended December 31, 2024. Copies of the above referenced documents may be obtained upon request from the Company's head office or may be viewed under the Company's profile on SEDAR+ at www.sedarplus.ca.

SCHEDULE "A"
Audit Committee Charter

Objectives

The Audit Committee will assist the Board of Directors by fulfilling its oversight responsibilities for:

1. the accounting and financial reporting process;

2. the system of internal control over financial reporting;

3. the audit process;

4. compliance with legal and regulatory requirements; and

5. the processes for identifying, evaluating and managing the company's principal risks impacting financial reporting.

Membership

The Board of Directors shall appoint annually from among its members an Audit Committee to hold office for the ensuing year or until their successors are elected or appointed.

The Board of Directors may from time to time designate one of the members of the Audit Committee to be the Committee Chair and, unless otherwise determined by the Board, the Secretary of the Corporation shall be the Secretary of the Audit Committee.

The Audit Committee shall be composed of at least three directors, and not more than five directors.

Each member of the Audit Committee must meet the independence and financial literacy requirements of all applicable Canadian and United States securities laws and stock exchange rules (collectively, the "Applicable Rules") unless an exemption or exception under the Applicable Rules is available.

No member of the Committee may, other than in his or her capacity as a member of the Committee, the

Board, or any other committee of the Board, accept directly or indirectly any consulting, advisory, or other "compensatory fee" (as such term is defined under the Applicable Rules) from, or be an "affiliated person" (as such term is defined under the Applicable Rules) of, the Corporation or any subsidiary of the Corporation unless an exemption or exception under the Applicable Rules is available.

A member of the Committee must not have participated in the preparation of the financial statements of the Corporation or any current subsidiary of the Corporation at any time during the past three years unless an exemption or exception under the Applicable Rules is available.

Each member of the Committee must be able to read and understand fundamental financial statements,

including the Corporation's balance sheet, income statement, and cash flow statement.

At least one member of the Audit Committee must be financially sophisticated, as defined in the Applicable Rules, in that they have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including but not limited to being or having been a chief executive officer, chief financial officer, or other senior officer with financial oversight responsibilities. An "audit committee financial expert" such term is defined under Item 407(d)(5)(ii) and (ii) of Regulation S-K under the United States Securities Exchange Act of 1934) is presumed to qualify as financially sophisticated.

1

Meetings and Participation

The Audit Committee shall meet at least once per quarter, or more frequently as circumstances dictate.

Any member of the Audit Committee or the external auditor may call a meeting of the Audit Committee.

The auditors shall be entitled to attend all meetings and be heard thereat.

Meeting agendas will be prepared and provided in advance to members, along with appropriate briefing materials. The agenda will be set by the Audit Committee Chair in consultation with other members of the Audit Committee, the Board of Directors and senior management.

No business may be transacted by the Audit Committee except at a meeting of its members at which a quorum of the Audit Committee is present. A quorum for meetings of the Audit Committee is a majority of its Members.

The Audit Committee shall keep minutes of its meetings in which shall be recorded all action taken by it, which minutes shall be approved by Audit Committee members and available as soon as possible to the Board of Directors.

Duties, Powers, and Responsibilities

The Audit Committee is hereby delegated the following duties and powers, without limiting these duties and powers, the Audit Committee shall:

(a) Financial Reporting

• Review and recommend for approval to the Board of Directors the annual Financial Statements and the annual MD&A.

• Review the Annual Report, if prepared, for consistency with the financial disclosure referenced in the annual Financial Statements.

• Be satisfied as to the adequacy of procedures in place for the review of the Corporation's public disclosure of financial information extracted or derived from annual or quarterly financial statements and periodically assess the adequacy of such procedures.

• Review and approve (or make recommendations to the Board with respect to) quarterly financial statements and the quarterly MD&A.

• Review significant issues affecting financial reports.

• Review emerging IFRS developments and changes to accounting policies that could affect the financial disclosures of the Corporation.

2

• Understand how management develops interim financial information and the nature and extent of external audit involvement.

• In review of the annual and quarterly financial statements, discuss the quality of the Corporation's accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements.

• Review  any draft profit or loss press releases, if any, before they are publicly disclosed by the Company, in the form not materially different than circulated.

• Review and approve any earnings guidance to be provided by the Corporation.

(b) Internal and Disclosure Controls

• Consider the effectiveness of the Corporation's internal controls over financial reporting and related information technology security and control.

• Review and discuss corporate signing authorities and modifications thereto.

• Review with the auditors any issues or concerns related to any internal control systems in the process of the audit.

• Review the plan and scope of the annual audit with respect to planned reliance and testing of controls and major points contained in the auditor's management letter resulting from control evaluation and testing.

• Establish and maintain complaint procedures regarding the receipt, retention, and treatment of complaints regarding accounting, internal accounting controls or auditing matters.

• Establish and maintain procedures regarding the  the confidential anonymous submission by employees of concerns regarding questionable accounting or auditing matters. Such procedures are appended hereto as Appendix A.

• Review with management, external auditors and legal counsel any material litigation claims or other contingencies, including tax assessments, and adequacy of financial provisions, that could materially affect financial reporting.

• Review with the Chief Executive Officer and the Chief Financial Officer the Corporation's disclosure controls and procedures, including any significant deficiencies in, or material non-compliance with, such controls and procedures.

• Discuss with the Chief Executive Officer and the Chief Financial Officer all elements of certification required pursuant to National Instrument 52-109.

• Approve all related party transactions in advance; materiality is set at $1 for such matters, excluding expense reimbursements made in the normal course of business.

(c) External Audit

• Subject to the appointment of the Corporation's external auditor by the Corporation's shareholders, be directly responsible for the appointment, compensation, retention, and oversight of the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing such other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting. The external auditor shall report directly to the Audit Committee.

3

• Through direct communication with the external auditor, receive and review the audit plans, scope and proposed audit fees.

• Annually review the independence of the external auditors by receiving a written report from the independent auditor detailing all relationships between them and the Corporation, consistent with the requirements of the Public Company Accounting Oversight Board, actively engaging in a dialogue with the external auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the external auditors, and taking appropriate action to oversee the independence of the external auditors.

• Discuss with the auditors the results of the audit, any changes in accounting policies or practices and their impact on the financials, as well as any items that might significantly impact financial results.

• Receive a report from the auditors on critical accounting policies and practices to be used, all alternative treatments of financial information within IFRS that have been discussed with management, including the ramifications of the use of such alternative treatments, and the treatment preferred by the auditor.

• Receive an annual report from the auditors describing the audit firm's internal quality-control procedures, and material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more audits carried out by the firm, and any steps taken to deal with any such issues.

• Ensure regular rotation of the lead partner and reviewing partner.

• Evaluate the performance of the external auditor and the lead partner annually.

• Separately meet with the auditors, apart from management, at least once a year.

(d) Non-Audit Services

• Pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by the external auditor. The pre-approval requirement is waived with respect to the provision of non-audit services if:

o The aggregate amount of all such non-audit services provided to the Corporation constitutes not more than five percent of the total amount of fees paid by the Corporation to its external auditors during the fiscal year in which the non-audit services are provided;

o Such services were not recognized by the Corporation at the time of the engagement to be non-audit services; and

o Such services are promptly brought to the attention of the Committee by the Corporation and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Committee. Provided pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval, such authority may be delegated by the Committee to one or more independent members of the Committee.

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Pre-approvals that comply with the above-described requirements may be granted by any one member of the Audit Committee.

(e) Risk Management

• Review and monitor the processes in place to identify and manage the principal risks that could impact the financial reporting of the Corporation.

• Ensure that Directors and Officers insurance is in place.

• Review and approve corporate investment policies for recommendation to the Board of Directors.

• Assess, as part of its internal controls responsibility, the effectiveness of the over-all process for identifying principal business risks and report thereon to the Board of Directors.

(f) Other Responsibilities and Matters

• Report through its Chair to the Board of Directors following meetings of the Audit Committee.

• Review annually the adequacy of the Charter and confirm that all responsibilities have been carried out.

• Evaluate the Audit Committee's and individual member's performance on and report annually to the Board the result of its annual self-assessment.

• Discuss the Corporation's compliance with tax and financial reporting laws and regulation, if and when issues arise.

• Establish and maintain complaint procedures for the confidential anonymous submission of concerns regarding any questionable Corporate matters.

• Review and oversight over related party transactions.

Authority and Funding

The Audit Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set and pay the compensation for any advisors employed by the Audit Committee at the cost of the Corporation without obtaining approval of the Board of Directors, based on its sole judgment and discretion. The Audit Committee has the authority to communicate directly with the internal and external auditors of the Corporation.

The Corporation shall provide for appropriate funding, as determined by the Audit Committee, for payment of compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the listed issuer, compensation to any advisers employed by the Audit Committee, and ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.

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Appendix A - To Audit Committee Charter

Procedures for the Submission of Complaints or Concerns Regarding Accounting, Internal Accounting Controls or Auditing Matters

1. The Corporation shall forward to the Audit Committee of the Board of Directors any complaints that it has received regarding accounting, internal accounting controls, or auditing matters.

2. Any employee of the Corporation may submit an email directly to the audit committee Chair at  audit@dollyvardensilver.com, on a confidential, anonymous basis if the employee so desires. Alternatively, any concerns could be submitted in writing and forwarding them in a sealed envelope to:

Attention: Chair of the Audit Committee

Dolly Varden Silver Corporation

Suite 3123 -  595 Burrard  Street

Vancouver, British Columbia, V6C 3B5

The envelope is to be clearly marked, "To be opened by the Audit Committee only."

Any such envelopes shall be forwarded promptly to the Chair of the Audit Committee.

3. At each of its meetings following the receipt of any information pursuant to this Appendix, the Audit Committee shall review and consider any such complaints or concerns and take any action that it deems appropriate in the circumstances.

4. The Audit Committee shall retain any such complaints or concerns along with the material gathered to support its actions for a period of no less than seven years. Such records will be held on behalf of the Audit Committee by the Audit Committee Secretary.

5. Appendix A shall appear on the Corporation's website as part of this Charter.

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